Exhibit 99.1

TD Bank Group Reports First Quarter 2018 Results Report to Shareholders • Three months ended January 31, 2018

The financial information in this document is reported in Canadian dollars, and is based on the Bank's unaudited Interim Consolidated Financial Statements and related Notes prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), unless otherwise noted.

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of the Management's Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

FIRST QUARTER FINANCIAL HIGHLIGHTS, compared with the first quarter last year:

•	Reported diluted earnings per share were $1.24, compared with $1.32.
•	Adjusted diluted earnings per share were $1.56, compared with $1.33.
•	Reported net income was $2,353 million, compared with $2,533 million.
•	Adjusted net income was $2,946 million, compared with $2,558 million.

FIRST QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The first quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $85 million ($68 million after tax or 4 cents per share), compared with $80 million ($59 million after tax or 3 cents per share) in the first quarter last year.
•	Charges associated with the Scottrade transaction of $73 million ($72 million after tax or 4 cents per share).
•	Net write-down of investments of $48 million and tax charges of $405 million related to U.S. tax reform ($453 million after tax or 24 cents per share).

TORONTO, March 1, 2018 – TD Bank Group ("TD" or the "Bank") today announced its financial results for the first quarter ended January 31, 2018. First quarter reported earnings were $2.4 billion, down 7% primarily due to a one-time impact as a result of U.S. tax reform. Adjusted earnings were $2.9 billion, up 15% compared with the same quarter last year, reflecting growth across all business segments.

"Our businesses continued to deliver good revenue growth this quarter and we further accelerated our innovation agenda by investing in capabilities to make the Bank successful well into the future," said Bharat Masrani, Group President and Chief Executive Officer.

The Bank also announced a dividend increase of seven cents per common share for the quarter ending in April, an increase of 11.7%.

Canadian Retail

Canadian Retail net income was $1,757 million, an increase of 12% compared with the same quarter last year. Revenue growth was 7% reflecting continued loan and deposit volume growth as well as strong client trading levels and net asset accumulation in our wealth business. We continued to make progress extending our legendary service levels into the digital channel, introducing a tool to personalize new account openings and attaining the leading market share in e-transfers.

U.S. Retail

U.S. Retail reported net income was $952 million (US$751 million) and adjusted net income was $1,024 million (US$809 million), an increase of 19% (25% in U.S. dollars) on a reported basis and 28% (35% in U.S. dollars) on an adjusted basis, compared with the first quarter last year.

The U.S. Retail Bank, which excludes the Bank's investment in TD Ameritrade, reported net income of $846 million (US$669 million) and adjusted net income of $850 million (US$672 million), an increase of 23% (29% in U.S. dollars) on a reported basis and 23% (30% in U.S. dollars) on an adjusted basis, compared with the first quarter last year. Earnings reflect loan and deposit volume growth, higher margins and a lower corporate income tax rate.

TD Ameritrade contributed $106 million (US$82 million) in reported earnings to the segment and $174 million (US$137 million) in adjusted earnings.

Wholesale Banking

Wholesale Banking net income was $278 million, an increase of 4% compared with the first quarter last year, reflecting revenue growth from corporate lending, partially offset by lower equity underwriting activity. Wholesale Banking continues to invest in client-facing employees to support the global rollout of its U.S. dollar strategy.

Capital

TD's Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 10.6%, compared to 10.7% last quarter.

Conclusion

"We are pleased with our results this quarter," said Masrani. "All of our businesses are performing well and the operating environment remains favourable. While there are risks on the horizon, if these positive conditions persist, adjusted earnings growth for the full year may exceed our medium-term targets. Looking ahead, we remain focused on operational excellence and delivering legendary customer experiences to help those we serve feel confident about their financial future."

The foregoing contains forward-looking statements. Please refer to the "Caution Regarding Forward-Looking Statements" on page 3.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 1

Enhanced Disclosure Task Force

The Enhanced Disclosure Task Force (EDTF) was established by the Financial Stability Board in 2012 to identify fundamental disclosure principles, recommendations and leading practices to enhance risk disclosures of banks. The index below includes the recommendations (as published by the EDTF) and lists the location of the related EDTF disclosures presented in the first quarter 2018 Report to Shareholders (RTS), Supplemental Financial Information (SFI), or Supplemental Regulatory Capital Disclosures (SRCD). Information on TD's website, SFI, and SRCD is not and should not be considered incorporated herein by reference into the first quarter 2018 RTS, Management's Discussion and Analysis, or the Interim Consolidated Financial Statements. Certain disclosure references have been made to the Bank's 2017 Annual Report.

Type of Risk	Topic	EDTF Disclosure	Page
			RTS First Quarter 2018	SFI First Quarter 2018	SRCD First Quarter 2018	Annual Report 2017
General	1	Present all related risk information together in any particular report.	Refer to below for location of disclosures
	2	The bank's risk terminology and risk measures and present key parameter values used.				72-77, 82, 88-91, 101-102
	3	Describe and discuss top and emerging risks.				67-71
	4	Outline plans to meet each new key regulatory ratio once applicable rules are finalized.	25, 39			62-63, 95-96
Risk Governance and Risk Management and Business Model	5	Summarize the bank's risk management organization, processes, and key functions.				73-76
	6	Description of the bank's risk culture and procedures applied to support the culture.				72-73
	7	Description of key risks that arise from the bank's business models and activities.				61, 72, 77-103
	8	Description of stress testing within the bank's risk governance and capital frameworks.	30			58, 76, 84, 101
Capital Adequacy and Risk Weighted Assets	9	Pillar 1 capital requirements and the impact for global systemically important banks.	23-25, 78		1-2, 4	56-58, 63
	10	Composition of capital and reconciliation of accounting balance sheet to the regulatory balance sheet.			1-2, 5	56
	11	Flow statement of the movements in regulatory capital.			3
	12	Discussion of capital planning within a more general discussion of management's strategic planning.				57-59, 101
	13	Analysis of how RWA relate to business activities and related risks.		4-7		59, 61
	14	Analysis of capital requirements for each methods used for calculating RWA.	30		6	78-84, 98, 198-199
	15	Tabulate credit risk in the banking book for Basel asset classes and major portfolios.			11-22
	16	Flow statement reconciling the movements of RWA by risk type.	26-27			59-60
	17	Discussion of Basel III back-testing requirements.			25-26	80, 84, 89-90
Liquidity	18	The bank's management of liquidity needs and liquidity reserves.	32-34, 36-37			91-93
Funding	19	Encumbered and unencumbered assets in a table by balance sheet category.	35			94, 190
	20	Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity at the balance sheet date.	39-41			98-100
	21	Discussion of the bank's funding sources and the bank's funding strategy.	35-36, 38-39			97-98
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolio and balance sheet.	29			82
	23	Breakdown of significant trading and non-trading market risk factors.	29-32			82, 84-87
	24	Significant market risk measurement model limitations and validation procedures.	30			83-87, 89-90
	25	Primary risk management techniques beyond reported risk measures and parameters.	30			83-87
Credit Risk	26	Provide information that facilitates users’ understanding of the bank’s credit risk profile, including any significant credit risk concentrations.	19-22, 64-70	15-33	7-30	41-55, 77-82, 154-157, 166-168, 196-199
	27	Description of the bank's policies for identifying impaired loans.	51-52, 56-57, 69			49-50, 129-130, 154
	28	Reconciliation of the opening and closing balances of impaired loans in the period and the allowance for loan losses.	19, 67-69	19, 23-24		46, 155-156
	29	Analysis of the bank's counterparty credit risks that arises from derivative transactions.			28-30	80, 139-140, 162-163, 166-168
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.				80-81,133, 139-140
Other Risks	31	Description of 'other risk' types based on management's classifications and discuss how each one is identified, governed, measured and managed.				88-90, 101-103
	32	Discuss publicly known risk events related to other risks.	76			71, 188-190

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 2

TABLE OF CONTENTS

	MANAGEMENT'S DISCUSSION AND ANALYSIS	42	Accounting Policies and Estimates
3	Caution Regarding Forward-Looking Statements	43	Changes in Internal Control over Financial Reporting
4	Financial Highlights
5	How We Performed		INTERIM CONSOLIDATED FINANCIAL STATEMENTS
7	Financial Results Overview	44	Interim Consolidated Balance Sheet
11	How Our Businesses Performed	45	Interim Consolidated Statement of Income
17	Quarterly Results	46	Interim Consolidated Statement of Comprehensive Income
18	Balance Sheet Review	47	Interim Consolidated Statement of Changes in Equity
19	Credit Portfolio Quality	48	Interim Consolidated Statement of Cash Flows
23	Capital Position	49	Notes to Interim Consolidated Financial Statements
27	Managing Risk
42	Securitization and Off-Balance Sheet Arrangements	79	SHAREHOLDER AND INVESTOR INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This MD&A is presented to enable readers to assess material changes in the financial condition and operating results of TD Bank Group ("TD" or the "Bank") for the three months ended January 31, 2018, compared with the corresponding periods shown. This MD&A should be read in conjunction with the Bank's unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with the 2017 Consolidated Financial Statements and related Notes and 2017 MD&A. This MD&A is dated February 28, 2018. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank's 2017 Consolidated Financial Statements and related Notes or Interim Consolidated Financial Statements and related Notes, prepared in accordance with IFRS as issued by the IASB. Note that certain comparative amounts have been restated/reclassified to conform with the presentation adopted in the current period. Additional information relating to the Bank, including the Bank's 2017 Annual Information Form, is available on the Bank's website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the SEC's website at http://www.sec.gov (EDGAR filers section).

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, the Management's Discussion and Analysis ("2017 MD&A") in the Bank's 2017 Annual Report under the heading "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail and Wholesale Banking segments under headings "Business Outlook and Focus for 2018", and for the Corporate segment, "Focus for 2018", and in other statements regarding the Bank's objectives and priorities for 2018 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank's anticipated financial performance. Forward-looking statements are typically identified by words such as "will", "would", "should", "believe", "expect", "anticipate", "intend", "estimate", "plan", "goal", "target", "may", and "could".

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank's control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, interest rate, and credit spreads), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including the successful completion of acquisitions and dispositions, business retention plans, and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, capital guidelines and liquidity regulatory guidance and the bank recapitalization "bail-in" regime; exposure related to significant litigation and regulatory matters; increased competition, including through internet and mobile banking and non-traditional competitors; changes to the Bank's credit ratings; changes in currency and interest rates (including the possibility of negative interest rates); increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank's results. For more detailed information, please refer to the "Risk Factors and Management" section of the 2017 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions or events discussed under the heading "Significant Events" in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank's forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2017 MD&A under the headings "Economic Summary and Outlook", for the Canadian Retail, U.S. Retail, and Wholesale Banking segments, "Business Outlook and Focus for 2018", and for the Corporate segment, "Focus for 2018", each as may be updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank's shareholders and analysts in understanding the Bank's financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank's Audit Committee and was approved by the Bank's Board of Directors, on the Audit Committee's recommendation, prior to its release.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 3

TABLE 1: FINANCIAL HIGHLIGHTS
(millions of Canadian dollars, except as noted)	As at or for the three months ended
	January 31	October 31	January 31
	2018	2017	2017
Results of operations
Total revenue	$9,360	$9,270	$9,120
Provision for credit losses[1]	693	578	633
Insurance claims and related expenses	575	615	574
Non-interest expenses	4,846	4,828	4,897
Net income – reported	2,353	2,712	2,533
Net income – adjusted[2]	2,946	2,603	2,558
Financial position (billions of Canadian dollars)
Total loans net of allowance for loan losses	$607.1	$612.6	$584.7
Total assets	1,261.3	1,279.0	1,186.9
Total deposits	813.4	832.8	774.5
Total equity	73.2	75.2	73.3
Total Common Equity Tier 1 Capital risk-weighted assets[3]	441.3	435.8	402.2
Financial ratios
Return on common equity – reported	13.2%	15.4%	14.4%
Return on common equity – adjusted[4]	16.6	14.7	14.5
Efficiency ratio – reported	51.8	52.1	53.7
Efficiency ratio – adjusted[2]	50.6	52.3	53.2
Provision for credit losses as a % of net average loans
and acceptances[5]	0.45	0.39	0.42
Common share information – reported (dollars)
Per share earnings
Basic	$1.24	$1.42	$1.32
Diluted	1.24	1.42	1.32
Dividends per share	0.60	0.60	0.55
Book value per share	36.58	37.76	36.25
Closing share price[6]	74.82	73.34	67.41
Shares outstanding (millions)
Average basic	1,841.7	1,845.8	1,855.8
Average diluted	1,846.2	1,849.9	1,860.3
End of period	1,843.7	1,839.6	1,856.4
Market capitalization (billions of Canadian dollars)	$137.9	$134.9	$125.1
Dividend yield[7]	3.3%	3.5%	3.4%
Dividend payout ratio	48.3	42.1	41.6
Price-earnings ratio	13.8	13.3	14.0
Total shareholder return (1 year)[8]	14.9	24.8	31.7
Common share information – adjusted (dollars)[2]
Per share earnings
Basic	$1.56	$1.36	$1.34
Diluted	1.56	1.36	1.33
Dividend payout ratio	38.3%	43.9%	41.2%
Price-earnings ratio	13.0	13.2	13.4
Capital ratios
Common Equity Tier 1 Capital ratio[3]	10.6%	10.7%	10.9%
Tier 1 Capital ratio[3]	12.1	12.3	12.6
Total Capital ratio[3]	14.2	14.9	15.1
Leverage ratio	4.0	3.9	4.0
1	Amounts for the three months ended January 31, 2018 were prepared in accordance with IFRS 9, Financial Instruments (IFRS 9). Prior period comparatives were prepared in accordance with IAS 39, Financial Instruments: Recognition and Measurement (IAS 39) and have not been restated. Refer to "How the Bank Reports" section of this document and Note 2 and Note 6 of the Interim Consolidated Financial Statements for further details.
2	Adjusted measures are non-GAAP measures. Refer to the "How the Bank Reports" section of this document for an explanation of reported and adjusted results.
3	Each capital ratio has its own risk-weighted assets (RWA) measure due to the Office of the Superintendent of Financial Institutions Canada (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). For fiscal 2017, the scalars for inclusion of CVA for Common Equity Tier 1 (CET1), Tier 1, and Total Capital RWA were 72%, 77%, and 81%, respectively. For fiscal 2018, the scalars are 80%, 83%, and 86%. As the Bank is constrained by the Basel I regulatory floor, the RWA as it relates to the regulatory floor is calculated based on the Basel I risk weights which are the same for all capital ratios.
4	Adjusted return on common equity is a non-GAAP financial measure. Refer to the "Return on Common Equity" section of this document for an explanation.
5	Excludes acquired credit-impaired (ACI) loans and prior to November 1, 2017 certain Debt securities classified as loans (DSCL). DSCL are now reclassified as Debt securities at amortized cost (DSAC) under IFRS 9.
6	Toronto Stock Exchange (TSX) closing market price.
7	Dividend yield is calculated as the annualized dividend per common share paid during the quarter divided by daily average closing stock price during the quarter.
8	Total shareholder return (TSR) is calculated based on share price movement and dividends reinvested over a trailing one year period.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 4

HOW WE PERFORMED

Corporate Overview

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by branches and serves more than 25 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services and the Bank's investment in TD Ameritrade; and Wholesale Banking. TD also ranks among the world's leading online financial services firms, with approximately 12 million active online and mobile customers. TD had $1.3 trillion in assets on January 31, 2018. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

How the Bank Reports

The Bank prepares its Interim Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as "reported" results. The Bank also utilizes non-GAAP financial measures referred to as "adjusted" results to assess each of its businesses and to measure the Bank's overall performance. To arrive at adjusted results, the Bank removes "items of note", from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank's performance. The items of note are disclosed in Table 3. As explained, adjusted results differ from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

The Bank’s U.S. strategic cards portfolio comprises agreements with certain U.S. retailers pursuant to which TD is the U.S. issuer of private label and co-branded consumer credit cards to their U.S. customers. Under the terms of the individual agreements, the Bank and the retailers share in the profits generated by the relevant portfolios after credit losses. Under IFRS, TD is required to present the gross amount of revenue and provisions for credit losses related to these portfolios in the Bank's Interim Consolidated Statement of Income. At the segment level, the retailer program partners' share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners' net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to TD under the agreements.

Effective November 1, 2017, the Bank adopted IFRS 9, which replaces the guidance in IAS 39. Refer to Note 2 of the Interim Consolidated Financial Statements for a summary of the Bank's accounting policies as it relates to IFRS 9. Under IFRS 9, the current period provision for credit losses (PCL) for performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the collectively assessed allowance for incurred but not identified credit losses that related to the Canadian Retail and Wholesale Banking segments was recorded in the Corporate segment. Prior period results have not been restated. PCL on impaired financial assets includes Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39. PCL on performing financial assets, loan commitments, and financial guarantees include Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified losses under IAS 39.

IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. Entities are permitted to restate comparatives as long as hindsight is not applied. The Bank has made the decision not to restate comparative period financial information and has recognized any measurement differences between the previous carrying amount and the new carrying amount on November 1, 2017 through an adjustment to opening retained earnings. As such, fiscal 2018 results reflect the adoption of IFRS 9, while prior periods reflect results under IAS 39.

U.S. Tax Reform

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "U.S. Tax Act") which makes broad and complex changes to the U.S. tax code.

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act has resulted in a one-time adjustment to the Bank's U.S. deferred tax assets and liabilities to the lower base rate of 21% as well as an adjustment to the Bank's carrying balances of certain tax credit-related investments and its investment in TD Ameritrade. Based on the Bank's current assessment of the implications of the U.S. Tax Act, the Bank recorded a one-time net charge to earnings for the three months ended January 31, 2018 of $453 million (US$365 million). This one-time impact has also reduced the Bank's CET1 ratio by approximately 12 basis points (bps).

The lower corporate tax rate had and will have a positive effect on TD's first quarter and future earnings. The amount of the benefit may vary due to, among other things, changes in interpretations and assumptions the Bank has made, guidance that may be issued by applicable regulatory authorities, and actions the Bank may take to reinvest some of the savings in its operations.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2018	2017	2017
Net interest income	$5,430	$5,330	$5,141
Non-interest income	3,930	3,940	3,979
Total revenue	9,360	9,270	9,120
Provision for credit losses	693	578	633
Insurance claims and related expenses	575	615	574
Non-interest expenses	4,846	4,828	4,897
Income before income taxes and equity in net income of an
investment in TD Ameritrade	3,246	3,249	3,016
Provision for income taxes	1,040	640	596
Equity in net income of an investment in TD Ameritrade	147	103	113
Net income – reported	2,353	2,712	2,533
Preferred dividends	52	50	48
Net income available to common shareholders and non-controlling
interests in subsidiaries	$2,301	$2,662	$2,485
Attributable to:
Common shareholders	$2,283	$2,627	$2,456
Non-controlling interests	18	35	29

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 5

The following table provides a reconciliation between the Bank's adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2018	2017	2017
Operating results – adjusted
Net interest income	$5,430	$5,330	$5,141
Non-interest income[1]	4,019	3,736	3,938
Total revenue	9,449	9,066	9,079
Provision for credit losses	693	578	633
Insurance claims and related expenses	575	615	574
Non-interest expenses[2]	4,778	4,739	4,833
Income before income taxes and equity in net income of an
investment in TD Ameritrade	3,403	3,134	3,039
Provision for income taxes	653	669	610
Equity in net income of an investment in TD Ameritrade[3]	196	138	129
Net income – adjusted	2,946	2,603	2,558
Preferred dividends	52	50	48
Net income available to common shareholders and non-controlling
interests in subsidiaries – adjusted	2,894	2,553	2,510
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	18	35	29
Net income available to common shareholders – adjusted	2,876	2,518	2,481
Pre-tax adjustments of items of note
Amortization of intangibles[4]	(85)	(78)	(80)
Charges associated with the Scottrade transaction[5]	(73)	(46)	–
Impact from U.S. tax reform[6]	(48)	–	–
Dilution gain on the Scottrade transaction[7]	–	204	–
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio[8]	–	–	41
Provision for (recovery of) income taxes for items of note
Amortization of intangibles[9]	(17)	(19)	(21)
Charges associated with the Scottrade transaction	(1)	(10)	–
Impact from U.S. tax reform	405	–	–
Dilution gain on the Scottrade transaction	–	–	–
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	–	–	7
Total adjustments for items of note	(593)	109	(25)
Net income available to common shareholders – reported	$2,283	$2,627	$2,456
1	Adjusted Non-interest income excludes the following items of note: Adjustment to the carrying balances of certain tax credit-related investments, as explained in footnote 6 – first quarter 2018 – $(89) million. Dilution gain on Scottrade transaction, as explained in footnote 7 – fourth quarter 2017 – $204 million. Gain on fair value of derivatives hedging the reclassified available-for-sale (AFS) securities portfolio, as explained in footnote 8 – first quarter 2017 – $41 million. These amounts were reported in the Corporate segment.
2	Adjusted Non-interest expenses excludes the following items of note: Amortization of intangibles, as explained in footnote 4 – first quarter 2018 – $63 million, fourth quarter 2017 – $63 million, and first quarter 2017 – $64 million; these amounts were reported in the Corporate segment. Charges associated with Scottrade transaction, as explained in footnote 5 – first quarter 2018 – $5 million, fourth quarter 2017 – $26 million; these amounts were reported in the U.S. Retail segment.
3	Adjusted Equity in net income of an investment in TD Ameritrade excludes the following items of note: Amortization of intangibles, as explained in footnote 4 – first quarter 2018 – $22 million, fourth quarter 2017 – $15 million, and first quarter 2017 – $16 million; and the Bank's share of TD Ameritrade's deferred tax balances adjustment, as explained in footnote 6 – first quarter 2018 – $(41) million. The earnings impact of both of these items were reported in the Corporate segment. The Bank’s share of charges associated with TD Ameritrade's acquisition of Scottrade Financial Services Inc. (Scottrade), as explained in footnote 5 – first quarter 2018 – $68 million; fourth quarter 2017 – $20 million. This item was reported in the U.S. Retail segment.
4	Amortization of intangibles relates to intangibles acquired as a result of asset acquisitions and business combinations, including the after tax amounts for amortization of intangibles relating to the Equity in net income of the investment in TD Ameritrade. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.
5	On September 18, 2017, the Bank acquired Scottrade Bank and TD Ameritrade acquired Scottrade. Scottrade Bank merged with TD Bank, N.A. The Bank and TD Ameritrade incurred acquisition related charges including employee severance, contract termination fees, direct transaction costs, and other one-time charges. These amounts have been recorded as an adjustment to net income and include the following: charges associated with the Bank's acquisition of Scottrade Bank in the first quarter 2018 – $5 million ($4 million after tax) and fourth quarter 2017 – $26 million ($16 million after tax) and the Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade in the first quarter 2018 – $68 million after tax and fourth quarter 2017 – $20 million after tax. These amounts are reported in the U.S. Retail segment.
6	The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act has resulted in a one-time net charge to earnings of $453 million, comprising a net $48 million pre-tax charge related to the write-down of certain tax credit-related investments, partially offset by the favourable impact of the Bank's share of TD Ameritrade's remeasurement of its deferred income tax balances, and a $405 million income tax expense resulting from the remeasurement of the Bank's deferred tax assets and liabilities to the lower base rate of 21% and other related tax adjustments. The earnings impact was reported in the Corporate segment.
7	In connection with TD Ameritrade's acquisition of Scottrade on September 18, 2017, TD Ameritrade issued 38.8 million shares, of which the Bank purchased 11.1 million pursuant to its pre-emptive rights (together with the Bank's acquisition of Scottrade Bank and TD Ameritrade acquisition of Scottrade, the "Scottrade transaction"). As a result of the share issuances, the Bank's common stock ownership percentage in TD Ameritrade decreased and the Bank realized a dilution gain of $204 million reported in the Corporate segment.
8	The Bank changed its trading strategy with respect to certain trading debt securities and reclassified these securities from trading to the available-for-sale category effective August 1, 2008. These debt securities are economically hedged, primarily with credit default swap (CDS) and interest rate swap contracts which are recorded on a fair value basis with changes in fair value recorded in the period's earnings. As a result the derivatives were accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts were reported in the Corporate segment. Adjusted results of the Bank in prior periods exclude the gains and losses of the derivatives in excess of the accrued amount. Effective February 1, 2017, the total gains and losses as a result of changes in fair value of these derivatives are recorded in Wholesale Banking.
9	The amount reported in the first quarter of 2018 excludes $31 million relating to the one-time adjustment of associated deferred tax liability balances as a result of the U.S. Tax Act. The impact of this adjustment is included in the Impact from U.S. tax reform item of note.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 6

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)		For the three months ended
	January 31	October 31	January 31
	2018	2017	2017
Basic earnings per share – reported	$1.24	$1.42	$1.32
Adjustments for items of note[2]	0.32	(0.06)	0.02
Basic earnings per share – adjusted	$1.56	$1.36	$1.34

Diluted earnings per share – reported	$1.24	$1.42	$1.32
Adjustments for items of note[2]	0.32	(0.06)	0.01
Diluted earnings per share – adjusted	$1.56	$1.36	$1.33
[1]	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
[2]	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

TABLE 5: AMORTIZATION OF INTANGIBLES, NET OF INCOME TAXES[1,2]
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2018	2017	2017
TD Bank, National Association (TD Bank, N.A.)	$22	$20	$25
TD Ameritrade Holding Corporation (TD Ameritrade)[3]	22	15	16
MBNA Canada	15	15	9
Aeroplan	4	4	5
Other	5	5	4
	68	59	59
Software and asset servicing rights	105	96	82
Amortization of intangibles, net of income taxes	$173	$155	$141
1	The amount reported in the first quarter of 2018 excludes $31 million relating to the one-time adjustment of associated deferred tax liability balances as a result of the U.S. Tax Act. The impact of this adjustment is included in the Impact from U.S. tax reform item of note.
2	Amortization of intangibles, with the exception of software and asset servicing rights, are included as items of note. For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
3	Included in Equity in net income of an investment in TD Ameritrade.

Return on Common Equity

The Bank's methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. The capital allocated to the business segments is based on 9% CET1 Capital.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended
	January 31	October 31	January 31
	2018	2017	2017
Average common equity	$68,614	$67,859	$67,697
Net income available to common shareholders – reported	2,283	2,627	2,456
Items of note, net of income taxes[1]	593	(109)	25
Net income available to common shareholders – adjusted	2,876	2,518	2,481
Return on common equity – reported	13.2%	15.4%	14.4%
Return on common equity – adjusted	16.6	14.7	14.5
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

FINANCIAL RESULTS OVERVIEW

Performance Summary

Outlined below is an overview of the Bank's performance on an adjusted basis for the first quarter of 2018. Shareholder performance indicators help guide and benchmark the Bank's accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with IFRS. Reported and adjusted results and items of note are explained in the "How the Bank Reports" section of this document.

•	Adjusted diluted earnings per share for the three months ended January 31, 2018, increased 17% from the same period last year reflecting higher earnings across all segments. The Bank's goal is to achieve 7 to 10% adjusted earnings per share growth over the medium term.
•	Adjusted return on common equity for the three months ended January 31, 2018, was 16.6%.
•	For the twelve months ended January 31, 2018, the total shareholder return was 14.9% compared to the Canadian peer[1] average of 12.0%.

Net Income

Quarterly comparison – Q1 2018 vs. Q1 2017

Reported net income for the quarter was $2,353 million, a decrease of $180 million, or 7%, compared with the first quarter last year. The decrease reflects the impact of U.S. tax reform in the current quarter and a higher provision for credit losses, now reflecting the Bank's adoption of IFRS 9, partially offset by higher pre-provision earnings. Adjusted net income for the quarter was $2,946 million, an increase of $388 million, or 15%.

1	Canadian peers include Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, and The Bank of Nova Scotia.
TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 7

By segment, the decrease in reported net income was due to a higher net loss in the Corporate segment of $534 million, partially offset by an increase in Canadian Retail of $191 million, or 12%, an increase in U.S. Retail of $152 million, or 19%, and an increase in Wholesale Banking of $11 million, or 4%.

Quarterly comparison – Q1 2018 vs. Q4 2017

Reported net income for the quarter decreased $359 million, or 13%, compared with the prior quarter. The decrease reflects the impact of U.S. tax reform in the current quarter, the dilution gain on the Scottrade transaction in the prior quarter, a higher provision for credit losses, now reflecting the Bank's adoption of IFRS 9, and higher non-interest expenses, partially offset by higher pre-provision earnings. Adjusted net income for the quarter increased $343 million, or 13%.

By segment, the decrease in reported net income was due to a higher net loss in the Corporate segment of $675 million, partially offset by an increase in U.S. Retail of $176 million, or 23%, an increase in Canadian Retail of $93 million, or 6%, and an increase in Wholesale Banking of $47 million, or 20%.

Net Interest Income

Quarterly comparison – Q1 2018 vs. Q1 2017

Net interest income for the quarter was $5,430 million, an increase of $289 million, or 6%, compared with the first quarter last year. The increase reflects loan and deposit volume growth, higher margins in both the Canadian and U.S. Retail segments, and the benefit of the Scottrade transaction, partially offset by the impact of foreign exchange translation.

By segment, the increase in net interest income was due to an increase in Canadian Retail of $212 million, or 8%, an increase in U.S. Retail of $101 million, or 5%, and an increase in the Corporate segment of $40 million, or 14%, partially offset by a decrease in Wholesale Banking of $64 million, or 16%.

Quarterly comparison – Q1 2018 vs. Q4 2017

Net interest income for the quarter increased $100 million, or 2%, compared with the prior quarter primarily due to loan and deposit volume growth, higher margins in both the Canadian and U.S. Retail segments, and an increase in trading-related revenue in Wholesale Banking.

By segment, the increase in net interest income was due to an increase in U.S. Retail of $68 million, or 4%, an increase in Canadian Retail of $52 million, or 2%, and an increase in Wholesale Banking of $52 million, or 19%, partially offset by a decrease in the Corporate segment of $72 million, or 18%.

Non-Interest Income

Quarterly comparison – Q1 2018 vs. Q1 2017

Reported non-interest income for the quarter was $3,930 million, a decrease of $49 million, compared with the first quarter last year. The decrease reflects the write-down of certain tax-credit related investments in the current quarter due to U.S. tax reform, a gain on fair value of derivatives hedging the reclassified available-for-sale securities portfolio in the prior year, and the impact of foreign currency translation, partially offset by higher fee-based revenue in the Canadian and U.S. Retail segments, higher corporate lending in Wholesale Banking, and an increase in the fair value of investments supporting claims liabilities, which resulted in a similar increase in claims and related expenses. Adjusted non-interest income for the quarter was $4,019 million, an increase of $81 million, or 2%.

By segment, the decrease in reported non-interest income was due to a decrease in the Corporate segment of $282 million, partially offset by an increase in Canadian Retail of $135 million, or 5%, an increase in Wholesale Banking of $82 million, or 18%, and an increase in U.S. Retail of $16 million, or 2%.

Quarterly comparison – Q1 2018 vs. Q4 2017

Reported non-interest income for the quarter decreased $10 million, compared with the prior quarter. The decrease reflects the dilution gain on the Scottrade transaction in the prior quarter, and the write-down of certain tax-credit related investments in the current quarter due to U.S. tax reform, partially offset by higher trading-related revenue in Wholesale Banking and higher fee-based revenue in the Canadian and U.S. Retail segments. Adjusted non-interest income for the quarter increased $283 million, or 8%.

By segment, the decrease in reported non-interest income was due to a decrease in the Corporate segment of $273 million, partially offset by an increase in Wholesale Banking of $129 million, or 31%, an increase in Canadian Retail of $100 million, or 4%, and an increase in U.S. Retail of $34 million, or 5%.

Provision for Credit Losses

Quarterly comparison – Q1 2018 vs. Q1 2017

PCL for the quarter was $693 million, an increase of $60 million, or 9%, compared with the first quarter last year. PCL for the current quarter reflects IFRS 9 methodology which replaces the guidance in IAS 39. PCL – impaired for the quarter was $557 million, an increase of $55 million, or 11%. The increase reflects volume growth, seasoning and mix in the U.S. credit card and U.S. indirect auto portfolios, and a prior year recovery in the Wholesale portfolio, partially offset by reduced impaired losses in the Canadian indirect auto portfolio due to a change in policy regarding loss recognition timing. PCL – performing for the quarter was $136 million, an increase of $5 million, or 4%. The increase reflects Stage 2 migration and the impact of forward-looking macroeconomic assumptions under the expected credit loss methodology, and volume growth, partially offset by a higher U.S. commercial allowance increase in the prior year. Total PCL as an annualized percentage of credit volume was 0.44%.

By segment, the increase in PCL was due to an increase in the Corporate segment of $52 million, or 40% (largely reflecting PCL for the U.S. strategic card portfolio, which is offset in Corporate segment non-interest expenses), a lower recovery in Wholesale Banking of $17 million, and an increase in Canadian Retail of $1 million, partially offset by a decrease in U.S. Retail of $10 million, or 4%.

Quarterly comparison – Q1 2018 vs. Q4 2017

PCL for the quarter increased $115 million, or 20%, compared with the prior quarter. PCL for the current quarter reflects IFRS 9 methodology, which replaces the guidance in IAS 39. PCL – impaired for the quarter was $557 million, an increase of $10 million, or 2%. The increase reflects seasonal trends in the U.S. credit card portfolio, partially offset by a change in policy regarding the timing off loss recognition in the Canadian indirect auto portfolio, and lower provisions in the U.S. commercial portfolios. PCL – performing for the quarter was $136 million, an increase of $105 million, reflecting seasonal trends in the U.S. credit card and U.S. indirect auto portfolios, elevated by balances migrating to Stage 2 where they are measured based on lifetime expected credit loss, and the impact of forward-looking macroeconomic assumptions under the expected credit loss methodology. The increase is partially offset by a net recovery in the Wholesale segment reflective of credit risk improvement. Total PCL as an annualized percentage of credit volume was 0.44%.

By segment, the increase in PCL was due to an increase in the Corporate segment of $52 million, or 40% (largely reflecting PCL for the U.S. strategic card portfolio, which is offset in Corporate segment non-interest expenses), an increase in U.S. Retail of $44 million, or 22%, and an increase in Canadian Retail of $26 million, or 11%, partially offset by a recovery in Wholesale Banking of $7 million.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 8

TABLE 7: PROVISION FOR CREDIT LOSSES UNDER IFRS 9
(millions of Canadian dollars)	For the three months ended
January 31
2018
Provision for credit losses – Stage 3 (impaired)
Canadian Retail	$237
U.S. Retail	187
Wholesale Banking	–
Corporate[1]	133
Total provision for credit losses – Stage 3	557

Provision for credit losses – Stage 1 and Stage 2 (performing)[2]
Canadian Retail	33
U.S. Retail	60
Wholesale Banking	(7)
Corporate[1]	50
Total provision for credit losses – Stage 1 and Stage 2	136
Provision for credit losses – reported	$693
1	Includes PCL on the retailer program partners' share of the U.S. strategic cards portfolio.
2	Includes financial assets, loan commitments, and financial guarantees.

TABLE 8: PROVISION FOR CREDIT LOSSES UNDER IAS 39
(millions of Canadian dollars)	For the three months ended
	October 31	January 31
	2017	2017
Provision for credit losses – counterparty-specific and individually insignificant
Counterparty-specific	$23	$(10)
Individually insignificant	665	676
Recoveries	(141)	(164)
Total provision for credit losses for counterparty-specific and individually
insignificant	547	502
Provision for credit losses – incurred but not identified
Canadian Retail and Wholesale Banking[1]	–	–
U.S. Retail	4	102
Corporate[2]	27	29
Total provision for credit losses – incurred but not identified	31	131
Provision for credit losses – reported	$578	$633
1	The incurred but not identified PCL is included in the Corporate segment results for management reporting.
2	Primarily the retailer program partners' share of the U.S. strategic cards portfolio.

Insurance claims and related expenses

Quarterly comparison – Q1 2018 vs. Q1 2017

Insurance claims and related expenses for the quarter were $575 million, an increase of $1 million, compared with the first quarter last year, reflecting higher current year claims and changes in the fair value of investments supporting claims liabilities which resulted in a similar increase to non-interest income, partially offset by more favourable prior years' claims development.

Quarterly comparison – Q1 2018 vs. Q4 2017

Insurance claims and related expenses for the quarter decreased $40 million, or 7%, compared with the prior quarter, reflecting lower current year claims and changes in the fair value of investments supporting claims liabilities which resulted in a similar decrease to non-interest income, partially offset by less favourable prior years' claims development.

Non-Interest Expenses and Efficiency Ratio

Quarterly comparison – Q1 2018 vs. Q1 2017

Reported non-interest expenses were $4,846 million, a decrease of $51 million, or 1%, compared with the first quarter last year primarily due to a revaluation of certain liabilities for post-retirement benefits, and productivity savings, partially offset by volume related expenses including variable compensation, higher restructuring costs, and investments in business initiatives. Adjusted non-interest expenses were $4,778 million, a decrease of $55 million, or 1%.

By segment, the decrease in reported non-interest expenses was due to a decrease in the Corporate segment of $137 million, or 19%, and a decrease in Wholesale Banking of $13 million, or 2%, partially offset by an increase in Canadian Retail of $86 million, or 4%, and an increase in U.S. Retail of $13 million, or 1%.

The Bank's reported efficiency ratio was 51.8%, compared with 53.7% in the first quarter last year. The Bank's adjusted efficiency ratio was 50.6%, compared with 53.2% in the first quarter last year.

Quarterly comparison – Q1 2018 vs. Q4 2017

Reported non-interest expenses for the quarter increased $18 million, compared with the prior quarter primarily reflecting higher volume related expenses including variable compensation, and higher restructuring costs, partially offset by higher seasonal charges in the prior quarter and the revaluation of certain liabilities for post-retirement benefits. Adjusted non-interest expenses decreased $40 million, or 1%.

By segment, the increase in reported non-interest expenses was due to an increase in Wholesale Banking of $91 million, or 22%, and an increase in Canadian Retail of $39 million, or 2%, partially offset by a decrease in U.S. Retail of $82 million, or 5%, and a decrease in the Corporate segment of $30 million, or 5%.

The Bank's reported efficiency ratio was 51.8%, compared with 52.1% in the prior quarter. The Bank's adjusted efficiency ratio was 50.6%, compared with 52.3% in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 9

Income Taxes

As discussed in the "How the Bank Reports" section of this document, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.

The Bank's effective income tax rate on a reported basis was 32.0% for the first quarter, compared with 19.8% in the first quarter last year and 19.7% in the prior quarter. The year-over-year increase was largely due to the one-time tax adjustments associated with the remeasurement of the Bank’s U.S. deferred tax assets and liabilities to the lower base rate of 21% enacted by the U.S. Tax Act, partially offset by the lower U.S. federal corporate tax rate. The quarter-over-quarter increase was mainly due to the one-time adjustments associated with the remeasurement of the Bank's U.S. deferred tax assets and liabilities and the tax impact in the prior quarter from a non-taxable dilution gain on the Scottrade transaction, partially offset by the lower U.S. federal corporate tax rate and higher tax-exempt dividend income in the current quarter.

TABLE 9: INCOME TAXES
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31		October 31		January 31
	2018		2017		2017
Income taxes at Canadian statutory income tax rate	$861	26.5%	$860	26.5%	$798	26.5%
Increase (decrease) resulting from:
Dividends received	(80)	(2.5)	(26)	(0.8)	(87)	(2.9)
Rate differentials on international operations	254	7.8	(189)	(5.8)	(129)	(4.3)
Other	5	0.2	(5)	(0.2)	14	0.5
Provision for income taxes and effective
income tax rate – reported	$1,040	32.0%	$640	19.7%	$596	19.8%
Total adjustments for items of note[1]	(387)		29		14
Provision for income taxes and effective
income tax rate – adjusted[2,3]	$653	19.2%	$669	21.3%	$610	20.1%
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	The tax effect for each item of note is calculated using the statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

The Bank's adjusted effective tax rate was 19.2% for the quarter, lower than 20.1% in the first quarter last year and 21.3% in the prior quarter. The year-over-year decrease was largely due to the lower U.S. federal corporate tax rate enacted by the U.S. Tax Act. The quarter-over-quarter decrease was largely due to the lower U.S. federal corporate tax rate enacted by the U.S. Tax Act and higher tax-exempt dividend income.

Impact of Foreign Exchange Rate on U.S. Retail Segment Translated Earnings

U.S. Retail segment earnings, including the contribution from the Bank's investment in TD Ameritrade, reflect fluctuations in the U.S. dollar to Canadian dollar exchange rate compared with the same period last year. The changes in the value of the Canadian dollar had an unfavourable impact on U.S. Retail segment earnings for the three months ended January 31, 2018, compared with the same period last year, as shown in the following table.

TABLE 10: IMPACT OF FOREIGN EXCHANGE RATE ON U.S. RETAIL SEGMENT TRANSLATED EARNINGS
(millions of Canadian dollars, except as noted)	For the three months ended
January 31, 2018 vs.
January 31, 2017
Increase (Decrease)
U.S. Retail Bank
Total revenue	$(139)
Non-interest expenses – reported	(76)
Non-interest expenses – adjusted	(76)
Net income – reported, after tax	(44)
Net income – adjusted, after tax	(45)
Equity in net income on an investment in TD Ameritrade – reported	(5)
Equity in net income on an investment in TD Ameritrade – adjusted	(9)
U.S. Retail segment decreased net income – reported, after tax	(49)
U.S. Retail segment decreased net income – adjusted, after tax	(54)
Earnings per share (Canadian dollars)
Basic – reported	$(0.03)
Basic – adjusted	(0.03)
Diluted – reported	(0.03)
Diluted – adjusted	(0.03)

On a trailing twelve month basis, a one cent appreciation/depreciation in the U.S. dollar to Canadian dollar average exchange rate will increase/decrease U.S. Retail segment net income by approximately $46 million.

Economic Summary and Outlook

Global economic growth remains solid. Particular upward momentum is being exhibited in the United States and the Eurozone, both of which recorded advances in real Gross Domestic Product (GDP) of more than 2.5% in the second half of calendar 2017. Near-term prospects remain favourable, with the pace of global expansion projected to accelerate to a 10-year high of 3.8% in calendar 2018, followed by only a slight moderation to 3.7% in 2019. Strong performances are expected to be recorded by G7 nations2, while China's economy likely remains resilient despite measures by authorities to rein in excess credit growth.

With unemployment rates reaching new cyclical lows and wages starting to pick up, a number of central banks are faced with the challenge of reducing the emergency monetary stimulus that has been in place since the 2008-09 financial crisis. Provided that inflation continues to advance at a measured pace, which is the expectation, major central banks will likewise scale back stimulus at a measured rate.

2	Consists of Canada, France, Germany, Italy, Japan, the United Kingdom, and the United States.
TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 10

In the United States, real GDP growth for the October to December 2017 period was estimated at 2.6%. Consumer spending was the largest contributor to growth, reflecting a rebound in motor vehicle sales in the wake of hurricane activity earlier in the year. Fueled in part by a growing scarcity of workers, businesses accelerated investment in productivity-enhancing capital in the final quarter of 2017.

Over the 2018 to 2019 calendar years, real GDP gains are expected to average 2.5%. Rising incomes generated by a tight labour market suggest that consumer spending should remain a key driver of U.S. economic growth. The U.S. Tax Act is expected to add 0.1 and 0.3 percentage points to real GDP growth in calendar 2018 and 2019, respectively. Spending measures from the Bipartisan Budget Act of 2018 offer additional upside to the growth outlook in those years.

Consistent with ongoing above-trend growth and the potential for inflation to rise, the Federal Reserve is forecasted to continue increasing its policy interest rate. This interest rate is expected to be increased from its current range of 1.25% to 1.5%, to 2.0% to 2.25% by December 2018.

After experiencing a negative oil price shock in the 2015 and early 2016 calendar years, Canada's economy enjoyed a period of strong economic growth in 2017. It is estimated that the economy expanded by 3%, which would mark the best annual performance since 2011. Hiring demand was robust. Canadian labour markets added more than 280,000 net full-time positions in 2017, the strongest gain since 2007.

Canada's economy is expected to expand at a more moderate 2% pace this year and next. Economic slack has been largely absorbed, which implies a pace of growth going forward that is more aligned with the longer-term fundamentals. This, in part, captures more moderate housing activity, which had acted as a significant engine of growth through much of the current cycle. The updated mortgage underwriting procedures implemented by the OSFI in January 2018, together with recent increases in residential mortgage rates, are projected to put a moderate damper on housing demand and home prices this year, particularly in higher-priced markets such as the Greater Toronto Area. This headwind is expected to be counterbalanced by continued gains in consumer and government spending as well as an ongoing recovery in business investment. In Ontario's job market, the unemployment rate could face some upward pressure in the near term as employers adjust to the impact of the significant increase to the province's minimum wage in January 2018.

After increasing its short-term policy interest rate by a total of 75 bps between July 2017 and January 2018, the Bank of Canada has indicated that it will remain cautious in considering future policy changes. Although the Bank of Canada estimates that the economy is running at or near capacity, it is concerned about the negative effect on Canadian investment arising from uncertainties surrounding the North American Free Trade Agreement (NAFTA), as well as the increased sensitivity of highly-indebted households to rising interest rates. This caution is expected to translate into a modest pace of tightening, with only one additional 25 bps increase in its policy rate by the end of calendar 2018.

A likely widening in U.S.-Canada short-term interest rate differentials in the months ahead is expected to limit the upside to the Canadian dollar. The currency is forecast to remain in a trading range of US78 to US81 cents in calendar 2018.

Key downside risks to the Canadian economy relate to the possibility of a more pronounced than expected slowdown in Canadian housing activity and a period of household deleveraging. The uncertain outcome of NAFTA negotiations and the possibility of a U.S. withdrawal from the agreement remain top external risks. Globally, a number of geo-political risks, including heightened tensions surrounding North Korea, negotiations over the United Kingdom's exit from the European Union, and the ongoing populist threat to established political and economic systems, may keep global uncertainty elevated and drive periods of financial market volatility.

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. Where applicable, the Bank measures and evaluates the performance of each segment based on adjusted results and ROE, and for those segments the Bank indicates that the measure is adjusted. For further details, refer to the "How the Bank Reports" section of this document, the "Business Focus" section in the Bank's 2017 MD&A, and Note 29 Segmented Information of the Bank's Consolidated Financial Statements for the year ended October 31, 2017. For information concerning the Bank's measure of ROE, which is a non-GAAP financial measure, refer to the "How We Performed" section of this document.

Upon adoption of IFRS 9, the current period PCL related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees is recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the collectively assessed allowance for incurred but not identified credit losses that related to Canadian Retail and Wholesale Banking segments was recorded in the Corporate segment. Prior period results have not been restated. PCL on impaired financial assets includes Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39. PCL on performing financial assets, loan commitments, and financial guarantees include Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified credit losses under IAS 39.

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act has resulted in a one-time adjustment to the Bank's U.S. deferred tax assets and liabilities to the lower base rate of 21% as well as an adjustment to the Bank's carrying balances of certain tax credit-related investments and its investment in TD Ameritrade. The earnings impact of the one-time adjustment was reported in the Corporate segment. The lower corporate tax rate had and will have a positive effect on TD's first quarter and future earnings, which are and will be reflected in the results of the affected segments. The amount of the benefit may vary due to, among other things, changes in interpretations and assumptions the Bank has made, guidance that may be issued by applicable regulatory authorities, and actions the Bank may take to reinvest some of the savings in its operations. For the current quarter, the effective tax rate for the U.S. Retail Bank declined in proportion to the reduction in the federal rate and is expected to remain near this level for the balance of 2018. For additional details, refer to "How the Bank Reports" and "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including certain dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking's results are reversed in the Corporate segment. The TEB adjustment for the quarter was $105 million, compared with $112 million in the first quarter last year and $26 million in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 11

TABLE 11: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
	2018	2017	2017
Net interest income	$2,825	$2,773	$2,613
Non-interest income	2,725	2,625	2,590
Total revenue	5,550	5,398	5,203
Provision for credit losses – impaired[1]	237	244	269
Provision for credit losses – performing[2]	33	–	–
Total provision for credit losses[3]	270	244	269
Insurance claims and related expenses	575	615	574
Non-interest expenses	2,311	2,272	2,225
Provision for (recovery of) income taxes	637	603	569
Net income	$1,757	$1,664	$1,566

Selected volumes and ratios
Return on common equity	47.2%	45.7%	43.2%
Net interest margin (including on securitized assets)	2.88	2.86	2.82
Efficiency ratio	41.6	42.1	42.8
Assets under administration (billions of Canadian dollars)	$397	$387	$390
Assets under management (billions of Canadian dollars)	289	283	266
Number of Canadian retail branches	1,129	1,128	1,154
Average number of full-time equivalent staff	38,050	38,222	39,347
1	PCL − impaired represents Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39 on financial assets.
2	PCL − performing represents Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified PCL under IAS 39 on financial assets, loan commitments, and financial guarantees.
3	Effective November 1, 2017, the PCL related to the allowances for credit losses for all three stages are recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the incurred but not identified allowance for credit losses related to products in the Canadian Retail segment was recorded in the Corporate segment.

Quarterly comparison – Q1 2018 vs. Q1 2017

Canadian Retail net income for the quarter was $1,757 million, an increase of $191 million, or 12%, compared with the first quarter last year. The increase in earnings reflects revenue growth, partially offset by higher non-interest expenses. The annualized ROE for the quarter was 47.2%, compared with 43.2% in the first quarter last year.

Canadian Retail revenue is derived from Canadian personal and commercial banking, wealth, and insurance businesses. Revenue for the quarter was $5,550 million, an increase of $347 million, or 7%, compared with the first quarter last year.

Net interest income increased $212 million, or 8%, reflecting loan and deposit volume growth, and higher margins. Average loan volumes increased $22 billion, or 6%, reflecting 5% growth in personal loan volumes and 9% growth in business loan volumes. Average deposit volumes increased $20 billion, or 7%, reflecting 10% growth in business deposit volumes and 5% growth in personal deposit volumes. Net interest margin was 2.88%, an increase of 6 bps reflecting rising interest rates, partially offset by competitive pricing mainly in the real estate secured lending portfolio.

Non-interest income increased $135 million, or 5%, reflecting wealth asset growth, higher fee-based revenue in the banking and wealth businesses, and changes in the fair value of investments supporting claims liabilities which resulted in a similar increase to insurance claims. Higher fee based revenue reflects increased consumer spending in the credit card business and higher trading volumes in the direct investing business.

Assets under administration (AUA) were $397 billion as at January 31, 2018, an increase of $7 billion, or 2%, compared with the first quarter last year, reflecting new asset growth and increases in market value, partially offset by the impact of the sale of the Direct Investing business in Europe in the third quarter last year. Assets under management (AUM) were $289 billion as at January 31, 2018, an increase of $23 billion, or 9%, compared with the first quarter last year, reflecting increases in market value.

PCL was $270 million, an increase of $1 million compared with the first quarter last year. PCL – impaired for the quarter was $237 million, a decrease of $32 million, or 12%. PCL – impaired in personal banking was $234 million, a decrease of $24 million, or 9%, primarily a reflection of a change in policy regarding the timing of loss recognition in the indirect auto portfolio, and $3 million in business banking, a decrease of $8 million reflecting strong credit performance this quarter. PCL – performing (previously recorded in the Corporate segment as incurred but not identified credit losses under IAS 39) was $33 million, reflecting the impact of forward-looking macroeconomic assumptions under the expected credit loss methodology, and volume growth. Total PCL as an annualized percentage of credit volume was 0.27% or a decrease of 2 bps, remaining at cyclical lows. Net impaired loans decreased $154 million, or 22%. Net impaired loans as a percentage of total loans was 0.14%, compared with 0.19%, in the first quarter last year.

Insurance claims and related expenses for the quarter were $575 million, an increase of $1 million, compared with the first quarter last year, reflecting higher current year claims and changes in the fair value of investments supporting claims liabilities which resulted in a similar increase to non-interest income, partially offset by more favourable prior years' claims development.

Non-interest expenses for the quarter were $2,311 million, an increase of $86 million, or 4%, compared with the first quarter last year. The increase reflects restructuring costs across a number of businesses, higher employee-related expenses, including revenue-based variable expenses in the wealth business, and business growth, partially offset by the impact of the sale of the Direct Investing business in Europe in the third quarter last year.

The efficiency ratio for the quarter was 41.6%, compared with 42.8% in the first quarter last year.

Quarterly comparison – Q1 2018 vs. Q4 2017

Canadian Retail net income for the quarter increased $93 million, or 6%, compared with the prior quarter. The increase in earnings reflects revenue growth and lower insurance claims, partially offset by higher non-interest expenses and increased PCL. The annualized ROE for the quarter was 47.2%, compared with 45.7% in the prior quarter.

Revenue increased $152 million, or 3%, compared with the prior quarter.

Net interest income increased $52 million, or 2%, reflecting loan and deposit volume growth, and higher margins. Average loan volumes increased $6 billion, reflecting 1% growth in personal loan volumes and 2% growth in business loan volumes. Average deposit volumes increased $6 billion, or 2%, reflecting 2% growth in personal deposit volumes, 2% growth in business deposit volumes and 4% growth in wealth deposit volumes. Net interest margin was 2.88%, or an increase of 2 bps, reflecting rising interest rates.

Non-interest income increased $100 million, or 4%, reflecting higher fee-based revenue in the banking and wealth businesses and wealth asset growth.

AUA increased $10 billion, or 3%, and AUM increased $6 billion, or 2%, compared with the prior quarter, reflecting new asset growth and increases in market value.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 12

PCL increased $26 million, or 11%, compared with the prior quarter. PCL – impaired decreased by $7 million, or 3%, in personal banking primarily a reflection of a change in policy regarding the timing of loss recognition in the indirect auto portfolio. PCL – performing (previously recorded in the Corporate segment as incurred but not identified credit losses under IAS 39) was $33 million, primarily due to the impact of forward-looking macroeconomic assumptions under the expected credit loss methodology. Total PCL as an annualized percentage of credit volume was 0.27%, or an increase of 2 bps, remaining at cyclical lows. Net impaired loans increased $6 million, or 1%. Net impaired loans as a percentage of total loans was 0.14%, compared with 0.14%, in the prior quarter.

Insurance claims and related expenses for the quarter decreased $40 million, or 7%, compared with the prior quarter, reflecting lower current year claims and changes in the fair value of investments supporting claims liabilities which resulted in a similar decrease to non-interest income, partially offset by less favourable prior years' claims development.

Non-interest expenses increased $39 million, or 2%, reflecting higher restructuring costs across a number of businesses.

The efficiency ratio for the quarter was 41.6%, compared with 42.1% in the prior quarter.

TABLE 12: U.S. RETAIL
(millions of dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
Canadian Dollars	2018	2017	2017
Net interest income	$1,940	$1,872	$1,839
Non-interest income[1]	703	669	687
Total revenue	2,643	2,541	2,526
Provision for credit losses – impaired[2]	187	199	155
Provision for credit losses – performing[3]	60	4	102
Total provision for credit losses	247	203	257
Non-interest expenses – reported	1,447	1,529	1,434
Non-interest expenses – adjusted	1,442	1,503	1,434
Provision for (recovery of) income taxes – reported[1]	103	138	146
Provision for (recovery of) income taxes – adjusted[1]	104	148	146
U.S. Retail Bank net income – reported	846	671	689
U.S. Retail Bank net income – adjusted[4]	850	687	689
Equity in net income of an investment in TD Ameritrade – reported[1]	106	105	111
Equity in net income of an investment in TD Ameritrade – adjusted[1,5]	174	125	111
Net income – reported	$952	$776	$800
Net income – adjusted	1,024	812	800

U.S. Dollars
Net interest income	$1,533	$1,498	$1,381
Non-interest income[1]	555	534	517
Total revenue – reported	2,088	2,032	1,898
Provision for credit losses – impaired[2]	148	160	116
Provision for credit losses – performing[3]	47	3	77
Total provision for credit losses	195	163	193
Non-interest expenses – reported	1,144	1,222	1,077
Non-interest expenses – adjusted	1,140	1,201	1,077
Provision for (recovery of) income taxes – reported[1]	80	109	110
Provision for (recovery of) income taxes – adjusted[1]	81	117	110
U.S. Retail Bank net income – reported	669	538	518
U.S. Retail Bank net income – adjusted[4]	672	551	518
Equity in net income of an investment in TD Ameritrade – reported[1]	82	83	83
Equity in net income of an investment in TD Ameritrade – adjusted[1,5]	137	99	83
Net income – reported	$751	$621	$601
Net income – adjusted	809	650	601

Selected volumes and ratios
Return on common equity – reported	11.2%	9.3%	9.1%
Return on common equity – adjusted	12.0	9.7	9.1
Net interest margin[6]	3.19	3.18	3.03
Efficiency ratio – reported	54.8	60.1	56.7
Efficiency ratio – adjusted	54.6	59.1	56.7
Assets under administration (billions of dollars)	$19	$18	$18
Assets under management (billions of dollars)	65	63	60
Number of U.S. retail stores	1,244	1,270	1,257
Average number of full-time equivalent staff	26,168	26,094	26,037
1	The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act has resulted in a one-time adjustment to the Bank's U.S. deferred tax assets and liabilities to the lower base rate of 21% as well as an adjustment to the Bank's carrying balances of certain tax credit-related investments and its investment in TD Ameritrade. The earnings impact was reported in the Corporate segment. For additional details, refer to the "Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	PCL − impaired represents Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39 on financial assets.
3	PCL − performing represents Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified PCL under IAS 39 on financial assets, loan commitments, and financial guarantees.
4	Adjusted U.S. Retail Bank net income excludes the following items of note: Charges associated with the Bank's acquisition of Scottrade Bank in the first quarter 2018 – $5 million ($4 million after tax) or US$4 million (US$3 million after tax) and in the fourth quarter 2017 – $26 million ($16 million after tax) or US$21 million (US$13 million after tax). For explanations of items of note, refer to the "Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
5	Adjusted Equity in net income of an investment in TD Ameritrade excludes the following items of note − the Bank's share of charges associated with TD Ameritrade's acquisition of Scottrade in the first quarter 2018 – $68 million or US$55 million after tax and in the fourth quarter 2017 – $20 million or US$16 million after tax. For explanations of items of note, refer to the "Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
6	Net interest margin excludes the impact related to the TD Ameritrade insured deposit accounts (IDA) and the impact of intercompany deposits and cash collateral. In addition, the value of tax-exempt interest income is adjusted to its equivalent before-tax value.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 13

Quarterly comparison – Q1 2018 vs. Q1 2017

U.S. Retail reported net income for the quarter was $952 million (US$751 million), an increase of $152 million (US$150 million), or 19% (25% in U.S. dollars), compared with the first quarter last year. On an adjusted basis, net income for the quarter was $1,024 million (US$809 million), an increase of $224 million (US$208 million), or 28% (35% in U.S. dollars). The reported and adjusted annualized ROE for the quarter was 11.2% and 12.0% respectively, compared with 9.1% in the first quarter last year.

U.S. Retail net income includes contributions from the U.S. Retail Bank and the Bank's investment in TD Ameritrade. Reported net income for the quarter from the U.S. Retail Bank and the Bank's investment in TD Ameritrade were $846 million (US$669 million) and $106 million (US$82 million), respectively. On an adjusted basis for the quarter, the U.S. Retail Bank and the Bank's investment in TD Ameritrade contributed net income of $850 million (US$672 million) and $174 million (US$137 million), respectively.

The reported contribution from TD Ameritrade of US$82 million decreased US$1 million, or 1% compared with the first quarter last year, primarily due to higher operating expenses and charges associated with the Scottrade transaction, offset by higher asset-based revenue and trading volumes. Adjusted contribution from TD Ameritrade was US$137 million, an increase of US$54 million, or 65%.

U.S. Retail Bank reported net income of US$669 million for the quarter increased US$151 million, or 29%, due to higher loan and deposit volumes, higher interest rates, fee income growth, the benefit of the Scottrade transaction, and a lower corporate tax rate. U.S. Retail Bank adjusted net income of US$672 million increased US$154 million, or 30%.

U.S. Retail Bank revenue is derived from personal and business banking, and wealth management. Revenue for the quarter was US$2,088 million, an increase of US$190 million, or 10%, compared with the first quarter last year. Net interest income increased US$152 million, or 11%, due to higher interest rates, growth in loan and deposit volumes, and the benefit of the Scottrade transaction. Net interest margin was 3.19%, an increase of 16 bps, primarily due to higher deposit margins. Non-interest income increased US$38 million, or 7%, reflecting fee income growth in personal banking and wealth management.

Average loan volumes increased US$7 billion, or 5%, compared with the first quarter last year due to growth in business and personal loans of 3% and 8%, respectively. Average deposit volumes increased US$19 billion, or 8%, reflecting 6% growth in personal deposit volumes, a 1% decline in business deposit volumes, and a 15% increase in sweep deposit volume primarily driven by the Scottrade transaction.

AUA were US$19 billion as at January 31, 2018, relatively flat compared with the first quarter last year. AUM were US$65 billion as at January 31, 2018, an increase of 8%, primarily due to positive market returns.

PCL for the quarter was US$195 million, an increase of US$2 million, or 1%, compared with the first quarter last year. PCL – impaired was US$148 million, an increase of US$32 million, or 28%, primarily reflecting volume growth, seasoning, and mix in the credit card and auto portfolios. PCL – performing was US$47 million, a decrease of US$30 million, or 39%, primarily reflecting a higher commercial allowance increase in the prior year. U.S. Retail PCL including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.52% or a decrease of 2 bps. Net impaired loans, excluding ACI loans, were US$1.4 billion, a decrease of US$52 million, or 4%. Excluding ACI loans, net impaired loans as a percentage of total loans were 1.0% as at January 31, 2018, a decrease of 0.1% compared with the first quarter last year.

Reported non-interest expenses for the quarter were US$1,144 million, an increase of US$67 million, or 6%, compared with the first quarter last year, reflecting higher investments in business initiatives, volume growth, and employee related costs, partially offset by productivity savings. On an adjusted basis, non-interest expenses increased US$63 million, or 6%.

The reported and adjusted efficiency ratios for the quarter were 54.8% and 54.6% respectively, compared with 56.7%, in the first quarter last year.

Quarterly comparison – Q1 2018 vs. Q4 2017

U.S. Retail reported net income of US$751 million increased US$130 million, or 21%, compared with the prior quarter, while adjusted net income of US$809 million increased US$159 million, or 24%. U.S. Retail Canadian dollar reported net income of $952 million increased $176 million, or 23%, while adjusted net income of $1,024 million increased by $212 million, or 26%. The reported and adjusted annualized ROE for the quarter was 11.2% and 12.0% respectively, compared to 9.3% and 9.7% in the prior quarter.

The reported contribution from TD Ameritrade of US$82 million decreased US$1 million, or 1%, compared with the prior quarter, primarily due to higher operating expenses and charges associated with the Scottrade transaction, offset by higher asset-based revenue and trading volumes. Adjusted contribution from TD Ameritrade was US$137 million, an increase of US$38 million, or 38%.

U.S. Retail Bank reported net income of US$669 million for the quarter increased US$131 million, or 24%, compared with the prior quarter, due to higher loan volumes and interest rates, fee income growth, lower expenses, and a lower corporate tax rate, partially offset by higher PCL. U.S. Retail Bank adjusted net income of US$672 million for the quarter increased US$121 million, or 22%.

Revenue for the quarter increased US$56 million, or 3%, compared with the prior quarter. Net interest income increased US$35 million, or 2%, due to higher deposit margins and growth in loan volumes. Net interest margin was 3.19%, an increase of 1 basis point, primarily due to higher deposit margins, partially offset by lower tax equivalent revenue due to U.S. tax reform. Non-interest income increased US$21 million, or 4%, primarily reflecting fee income growth in personal banking and wealth management.

Average loan volumes increased US$3 billion, or 2%, compared with the prior quarter, due to growth in business and personal loans of 1% and 2%, respectively. Average deposit volumes increased US$11 billion, or 4%, reflecting 2% growth in personal deposit volumes, a 1% decline in business deposit volumes, and a 10% increase in sweep deposit volume primarily driven by the Scottrade transaction.

AUA were US$19 billion as at January 31, 2018, relatively flat compared with the prior quarter. AUM were US$65 billion as at January 31, 2018, an increase of 4%, primarily due to positive market returns.

PCL for the quarter increased US$32 million, or 20%, compared with the prior quarter. PCL – impaired was US$148 million, a decrease of US$12 million due to lower provisions in the U.S. commercial portfolios. PCL – performing was US$47 million, an increase of US$44 million, primarily reflecting seasonal trends in the credit card and auto portfolios, elevated by balances migrating to Stage 2 where they are measured based on a lifetime expected credit loss. U.S. Retail PCL including only the Bank’s contractual portion of credit losses in the U.S. strategic cards portfolio, as an annualized percentage of credit volume was 0.52% or an increase of 6 bps. Net impaired loans, excluding ACI loans, were US$1.4 billion, an increase of US$15 million, or 1%. Excluding ACI loans, net impaired loans as a percentage of total loans were relatively flat at 1.0% as at January 31, 2018.

Reported non-interest expenses for the quarter decreased US$78 million, or 6%, compared with the prior quarter, primarily due to higher seasonal charges in the prior quarter and lower charges associated with the Scottrade transaction. On an adjusted basis, non-interest expenses decreased US$61 million, or 5%.

The reported and adjusted efficiency ratios for the quarter were 54.8% and 54.6% respectively, compared with 60.1% and 59.1% in the prior quarter.

TD AMERITRADE HOLDING CORPORATION

Refer to Note 7, Investment in Associates and Joint Ventures of the Bank's Interim Consolidated Financial Statements for further information on TD Ameritrade.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 14

TABLE 13: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	October 31	January 31
	2018	2017	2017
Net interest income (TEB)	$329	$277	$393
Non-interest income[1,2]	546	417	464
Total revenue	875	694	857
Provision for (recovery of) credit losses – impaired[2,3]	–	–	(24)
Provision for (recovery of) credit losses – performing[4]	(7)	–	–
Total provision for (recovery of) credit losses[5]	(7)	–	(24)
Non-interest expenses	511	420	524
Provision for (recovery of) income taxes (TEB)[6]	93	43	90
Net income	$278	$231	$267

Selected volumes and ratios
Trading-related revenue (TEB)	$515	$311	$515
Gross drawn (billions of Canadian dollars)[7]	19.5	20.3	18.6
Return on common equity	20.1%	16.0%	17.5%
Efficiency ratio	58.4	60.5	61.1
Average number of full-time equivalent staff	4,027	4,043	3,929
1	Effective February 1, 2017, the total gains and losses on derivatives hedging the reclassified available-for-sale securities portfolio under IAS 39 were recorded in Wholesale Banking, previously reported in the Corporate segment and treated as an item of note. Refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	Effective November 1, 2017, the accrual costs related to CDS used to manage Wholesale Banking's corporate lending exposure are recorded in non-interest income, previously reported as a component of PCL. The change in market value of the CDS, in excess of the accrual cost, continues to be reported in the Corporate segment.
3	PCL − impaired represents Stage 3 PCL under IFRS 9 and counterparty-specific and individually insignificant PCL under IAS 39 on financial assets.
4	PCL − performing represents Stage 1 and Stage 2 PCL under IFRS 9 and incurred but not identified PCL under IAS 39 on financial assets, loan commitments, and financial guarantees.
5	Effective November 1, 2017, the PCL related to the allowances for credit losses for all three stages are recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the incurred but not identified allowance for credit losses related to products in Wholesale Banking was recorded in the Corporate segment.
6	The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act has resulted in a one-time adjustment to Wholesale Banking's U.S. deferred tax assets and liabilities to the lower base rate of 21%. The earnings impact was reported in the Corporate segment. For additional details, refer to the "Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
7	Includes gross loans and bankers' acceptances, excluding letters of credit, cash collateral, CDS, and allowance for credit losses relating to the corporate lending business.

Quarterly comparison – Q1 2018 vs. Q1 2017

Wholesale Banking net income for the quarter was $278 million, an increase of $11 million, or 4%, compared with the first quarter last year reflecting higher revenue and lower non-interest expenses, partially offset by a lower net recovery of credit losses. The annualized ROE for the quarter was 20.1%, compared with 17.5% in the first quarter last year.

Wholesale Banking revenue is derived primarily from capital markets and corporate and investment banking services provided to corporate, government, and institutional clients. Wholesale Banking generates revenue from corporate lending, advisory, underwriting, sales, trading and research, client securitization, trade finance, cash management, prime services, and trade execution services. Revenue for the quarter was $875 million, an increase of $18 million, or 2%, compared with the first quarter last year reflecting higher corporate lending, partially offset by lower equity underwriting.

PCL for the quarter was a net recovery of $7 million due to credit risk improvement in the oil and gas sector. There was no PCL – impaired in the quarter compared with a net recovery of $24 million in the first quarter last year related to counterparty-specific provisions in the oil and gas sector.

Non-interest expenses were $511 million, a decrease of $13 million, or 2%, compared with the first quarter last year reflecting the revaluation of certain liabilities for post-retirement benefits, partially offset by higher variable compensation as well as continued investments in client facing employees supporting the global rollout of Wholesale Banking's U.S. dollar strategy.

Quarterly comparison – Q1 2018 vs. Q4 2017

Wholesale Banking net income for the quarter increased $47 million, or 20%, compared with the prior quarter reflecting higher revenue and a reduction in the allowance for credit losses, partially offset by higher non-interest expenses and higher taxes. The annualized ROE for the quarter was 20.1%, compared with 16.0% in the prior quarter.

Revenue for the quarter increased $181 million, or 26%, compared with the prior quarter primarily reflecting higher trading-related revenue.

Non-interest expenses for the quarter increased $91 million, or 22%, compared with the prior quarter reflecting higher variable compensation, partially offset by the revaluation of certain liabilities for post-retirement benefits.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 15

TABLE 14: CORPORATE
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2018	2017	2017
Net income (loss) – reported[1,2,3]	$(634)	$41	$(100)
Pre-tax adjustments for items of note[4]
Amortization of intangibles	85	78	80
Impact from U.S. tax reform[3]	48	–	–
Dilution gain on the Scottrade transaction	–	(204)	–
Fair value of derivatives hedging the reclassified available-for-sale securities portfolio[1]	–	–	(41)
Total pre-tax adjustments for items of note	133	(126)	39
Provision for (recovery of) income taxes for items of note[3]	(388)	19	14
Net income (loss) – adjusted	$(113)	$(104)	$(75)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(198)	$(182)	$(233)
Other	67	43	129
Non-controlling interests	18	35	29
Net income (loss) – adjusted	$(113)	$(104)	$(75)

Selected volumes
Average number of full-time equivalent staff	14,336	14,212	14,195
1	Effective February 1, 2017, the total gains and losses on derivatives hedging the reclassified available-for-sale securities portfolio under IAS 39 were recorded in Wholesale Banking, previously reported in the Corporate segment and treated as an item of note. Refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	Effective November 1, 2017, the PCL related to the allowances for credit losses for all three stages are recorded within the respective segment. Under IAS 39 and prior to November 1, 2017, the PCL related to the incurred but not identified allowance for credit losses related to products in the Canadian Retail and Wholesale Banking segments were recorded in the Corporate segment.
3	The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act has resulted in a one-time net charge to earnings of $453 million, comprising a net $48 million pre-tax charge related to the write down of certain tax credit related investments, partially offset by the favourable impact of the Bank's share of TD Ameritrade's remeasurement of its deferred income tax balances and a $405 million income tax expense resulting from the remeasurement of the Bank's deferred tax assets and liabilities to the lower base rate of 21% and other related tax adjustments.
4	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.

Quarterly comparison – Q1 2018 vs. Q1 2017

Corporate segment's reported net loss for the quarter was $634 million, compared with a reported net loss of $100 million in the first quarter last year. Reported net loss increased primarily due to the impact from U.S. tax reform in the current quarter, gain on fair value of derivatives hedging the reclassified available-for-sale securities portfolio in the prior year, and lower Other items and non-controlling interests in the current quarter, partially offset by lower net corporate expenses in the current quarter. The lower contribution from Other items was largely due to higher revenue from treasury and balance sheet management activities in the first quarter last year. Net corporate expenses were lower largely due to timing of certain expenses in the first quarter this year. Adjusted net loss was $113 million, compared with an adjusted net loss of $75 million in the first quarter last year.

Quarterly comparison – Q1 2018 vs. Q4 2017

Corporate segment's reported net loss for the quarter was $634 million, compared with a reported net income of $41 million in the prior quarter. Reported net loss increased primarily due to the impact from U.S. tax reform in the current quarter, the dilution gain on the Scottrade transaction in the prior quarter, and lower non-controlling interests and higher net corporate expenses in the current quarter, partially offset by higher Other items in the current quarter. Higher contribution from Other items was primarily due to higher revenue from treasury and balance sheet management activities this quarter. Net corporate expenses were higher largely due to the positive impact of tax adjustments in the prior quarter. Adjusted net loss was $113 million, compared with an adjusted net loss of $104 million in the prior quarter.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 16

QUARTERLY RESULTS

The following table provides summary information related to the Bank's eight most recently completed quarters.

TABLE 15: QUARTERLY RESULTS
(millions of Canadian dollars, except as noted)					For the three months ended
	2018				2017			2016
	Jan. 31	Oct. 31	Jul. 31	Apr. 30	Jan. 31	Oct. 31	Jul. 31	Apr. 30
Net interest income	$5,430	$5,330	$5,267	$5,109	$5,141	$5,072	$4,924	$4,880
Non-interest income	3,930	3,940	4,019	3,364	3,979	3,673	3,777	3,379
Total revenue	9,360	9,270	9,286	8,473	9,120	8,745	8,701	8,259
Provision for credit losses	693	578	505	500	633	548	556	584
Insurance claims and related expenses	575	615	519	538	574	585	692	530
Non-interest expenses	4,846	4,828	4,855	4,786	4,897	4,848	4,640	4,736
Provision for (recovery of) income taxes	1,040	640	760	257	596	555	576	466
Equity in net income of an investment in
TD Ameritrade	147	103	122	111	113	94	121	109
Net income – reported	2,353	2,712	2,769	2,503	2,533	2,303	2,358	2,052
Pre-tax adjustments for items of note
Amortization of intangibles[1]	85	78	74	78	80	80	79	86
Charges associated with the Scottrade transaction[1]	73	46	–	–	–	–	–	–
Impact from U.S. tax reform[1]	48	–	–	–	–	–	–	–
Dilution gain on the Scottrade transaction[1]	–	(204)	–	–	–	–	–	–
Loss on sale of TD Direct Investing business in
Europe[2]	–	–	42	–	–	–	–	–
Fair value of derivatives hedging the
reclassified available-for-sale
securities portfolio[1]	–	–	–	–	(41)	(19)	–	58
Impairment of goodwill, non-financial assets,
and other charges[3]	–	–	–	–	–	–	–	111
Total pre-tax adjustments for items of note	206	(80)	116	78	39	61	79	255
Provision for (recovery of) income taxes for
items of note	(387)	29	20	20	14	17	21	25
Net income – adjusted	2,946	2,603	2,865	2,561	2,558	2,347	2,416	2,282
Preferred dividends	52	50	47	48	48	43	36	37
Net income available to common
shareholders and non-controlling
interests in subsidiaries – adjusted	2,894	2,553	2,818	2,513	2,510	2,304	2,380	2,245
Attributable to:
Common shareholders – adjusted	2,876	2,518	2,789	2,485	2,481	2,275	2,351	2,217
Non-controlling interests – adjusted	$18	$35	$29	$28	$29	$29	$29	$28

(Canadian dollars, except as noted)
Basic earnings per share
Reported	$1.24	$1.42	$1.46	$1.31	$1.32	$1.20	$1.24	$1.07
Adjusted	1.56	1.36	1.51	1.34	1.34	1.23	1.27	1.20
Diluted earnings per share
Reported	1.24	1.42	1.46	1.31	1.32	1.20	1.24	1.07
Adjusted	1.56	1.36	1.51	1.34	1.33	1.22	1.27	1.20
Return on common equity – reported	13.2%	15.4%	15.5%	14.4%	14.4%	13.3%	14.1%	12.5%
Return on common equity – adjusted	16.6	14.7	16.1	14.8	14.5	13.6	14.5	14.0

(billions of Canadian dollars, except as noted)
Average earning assets	$1,116	$1,077	$1,077	$1,056	$1,041	$1,031	$989	$969
Net interest margin	1.93%	1.96%	1.94%	1.98%	1.96%	1.96%	1.98%	2.05%
1	For explanations of items of note, refer to the "Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income" table in the "How We Performed" section of this document.
2	On June 2, 2017, the Bank completed the sale of its Direct Investing business in Europe to Interactive Investor PLC. A loss of $40 million after tax was recorded in the Corporate segment in other income (loss). The loss is not considered to be in the normal course of business for the Bank.
3	In the second quarter of 2016, the Bank recorded impairment losses on goodwill, certain intangibles, other non-financial assets and deferred tax assets, as well as other charges relating to the Direct Investing business in Europe that had been experiencing continued losses. These amounts are reported in the Corporate segment.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 17

BALANCE SHEET REVIEW

TABLE 16: SELECTED INTERIM CONSOLIDATED BALANCE SHEET ITEMS[1]
(millions of Canadian dollars)			As at
	January 31, 2018	November 1, 2017	October 31, 2017
Assets
Cash and interest-bearing deposits with banks	$48,789	$55,156	$55,156
Trading loans, securities, and other	111,875	103,832	103,918
Non-trading financial assets at fair value through profit or loss	4,504	9,272	n/a2
Derivatives	60,557	56,195	56,195
Financial assets designated at fair value through profit or loss	3,305	3,150	4,032
Financial assets at fair value through other comprehensive income	135,262	143,107	n/a2
Available-for-sale securities	n/a	n/a	146,411
Debt securities at amortized cost, net of allowance for credit losses	81,695	76,157	n/a2
Held-to-maturity securities	n/a	n/a	71,363
Securities purchased under reverse repurchase agreements	124,600	134,429	134,429
Loans, net of allowance for loan losses	607,129	603,041	612,591
Other	83,600	94,882	94,900
Total assets	$1,261,316	$1,279,221	$1,278,995
Liabilities
Trading deposits	$93,827	$79,940	$79,940
Derivatives	58,578	51,214	51,214
Deposits	813,444	832,824	832,824
Obligations related to securities sold under repurchase agreements	83,948	88,591	88,591
Subordinated notes and debentures	7,518	9,528	9,528
Other	130,827	141,958	141,708
Total liabilities	1,188,142	1,204,055	1,203,805
Total equity	73,174	75,166	75,190
Total liabilities and equity	$1,261,316	$1,279,221	$1,278,995
1	Refer to Note 2 of the Interim Consolidated Financial Statements for explanation of changes to the balance sheet between October 31, 2017 and November 1, 2017.
2	Not applicable.

Total assets were $1,261 billion as at January 31, 2018, a decrease of $18 billion, or 1%, from November 1, 2017. The decrease was primarily due to securities purchased under reverse repurchase agreements of $10 billion, financial assets at fair value through other comprehensive income (FVOCI) of $8 billion, cash and interest-bearing deposits with banks of $6 billion, non-trading financial assets at fair value through profit and loss of $5 billion, and other assets of $11 billion. The decrease was partially offset by increases in trading loans, securities, and other of $8 billion, debt securities at amortized cost net of allowance for credit losses of $6 billion, derivatives of $4 billion, and loans net of allowances for loan losses of $4 billion. The foreign currency translation impact on total assets, primarily in the U.S. Retail segment, was a decrease of approximately $23 billion, or 2%.

Cash and interest-bearing deposits with banks decreased $6 billion primarily due to lower volumes.

Trading loans, securities, and other increased $8 billion primarily due to higher market value of commodities and equity securities, and higher trading volumes.

Non-trading financial assets at fair value through profit or loss decreased $5 billion primarily due to maturities and sale of investments.

Derivatives increased $4 billion primarily due to the current interest rate and foreign exchange environment, partially offset by netting of positions.

Financial assets at fair value through other comprehensive income decreased $8 billion primarily due to foreign currency translation and maturities, partially offset by new investments.

Debt securities at amortized cost (net of allowance for credit losses) increased $6 billion due to new investments, partially offset by foreign currency translation and maturities.

Securities purchased under reverse repurchase agreements decreased $10 billion primarily due to a decrease in trading volumes.

Loans (net of allowance for loan losses) increased $4 billion primarily due to growth in the Canadian Retail and Wholesale Banking segments. The increase was primarily due to growth in personal, business and government loans, partially offset by a decrease in the U.S. Retail segment due to the impact of foreign currency translation.

Other assets decreased $11 billion primarily due to other amounts receivable from brokers, dealers and clients due to unsettled and pending trades

Total liabilities were $1,188 billion as at January 31, 2018, a decrease of $16 billion, or 1%, from November 1, 2017. The decrease was primarily due to deposits of $19 billion, obligations related to securities sold under repurchase agreements of $5 billion, subordinated notes and debentures of $2 billion, and other liabilities of $11 billion, partially offset by increases in trading deposits of $14 billion, and derivatives of $7 billion. The foreign currency translation impact on total liabilities, primarily in the U.S. Retail segment, was a decrease of approximately $22 billion, or 2%.

Trading deposits increased $14 billion primarily due to higher issuance of certificates of deposit and commercial paper.

Derivatives increased $7 billion primarily due to the current interest rate and foreign exchange environment, partially offset by netting of positions.

Deposits decreased $19 billion primarily due to the impact of foreign currency translation in the U.S. Retail segment and decrease in the banks and government deposits in the Wholesale Banking segment. The decrease is partially offset by growth in the Canadian Retail segment.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 18

Obligations related to securities sold under repurchase agreements decreased $5 billion primarily due to a decrease in customer financing needs and lower maturities, partially offset by higher trading volumes.

Subordinated notes and debentures decreased $2 billion primarily due to the Bank’s redemption of all of its outstanding $1.8 billion 5.763% subordinated debentures.

Other liabilities decreased $11 billion primarily due to amounts payable to brokers, dealers and clients due to unsettled and pending trades.

Equity was $73 billion as at January 31, 2018, a decrease of $2 billion, or 3%, from November 1, 2017. The decrease was primarily due to a decrease in other comprehensive income due to foreign currency translation and losses on cash flow hedges, partially offset by higher retained earnings.

CREDIT PORTFOLIO QUALITY

Quarterly comparison – Q1 2018 vs. Q1 2017

Gross impaired loans excluding Federal Deposit Insurance Corporation (FDIC) covered loans and other ACI loans were $3,048 million as at January 31, 2018, a decrease of $351 million, or 10%, compared with the first quarter last year. Canadian Retail gross impaired loans decreased $169 million, or 17%, compared with the first quarter last year driven by resolutions outpacing formations in the Canadian real estate secured lending portfolio. U.S. Retail gross impaired loans decreased $140 million, or 6%, compared with the first quarter last year primarily due to impact of foreign exchange. Wholesale gross impaired loans decreased $42 million, or 58%, compared with the first quarter last year due to resolutions in the oil and gas sector. Net impaired loans were $2,336 million as at January 31, 2018, a decrease of $354 million, or 13%, compared with the first quarter last year, primarily due to resolutions outpacing new credit impaired formations in the Canadian Retail and Wholesale portfolios, and the impact of foreign exchange.

The allowance for loan losses including off-balance sheet positions of $4,312 million as at January 31, 2018, was comprised of Stage 3 allowance for impaired loans of $738 million, Stage 2 allowance of $1,616 million, and Stage 1 allowance of $1,958 million collectively for performing loans and off-balance sheet positions.

The Stage 3 allowance for loan losses decreased $167 million, or 18%, compared with the counterparty-specific and individually insignificant allowances under IAS 39 in the first quarter last year primarily due to certain debt securities classified as loans under IAS 39 now classified as debt securities at amortized cost as a result of the adoption of IFRS 9. The Stage 1 and Stage 2 allowance increased $148 million, or 4%, compared with the allowance for incurred but not identified credit losses under IAS 39 in the first quarter last year primarily due to Stage 2 migration and the inclusion of forward-looking macroeconomic assumptions under the expected credit loss (ECL) methodology, and volume growth, partially offset by the impact of foreign exchange.

Effective November 1, 2017, the Bank adopted IFRS 9, which replaces the guidance in IAS 39. The Bank periodically reviews the methodology for assessing significant increase in credit risk and ECLs. Forward-looking information is incorporated as appropriate where macroeconomic scenarios and associated probability weights are updated quarterly and incorporated to determine the probability-weighted ECLs. Refer to Notes 2 and 3 of the Interim Consolidated Financial Statements for a summary of the Bank's accounting policies and significant accounting judgments, estimates, and assumptions as it relates to IFRS 9. As part of periodic review and quarterly updates, certain revisions may be made to reflect updates in statistically derived loss estimates for the Bank's recent loss experience of its credit portfolios and forward-looking views, which may cause a change to the allowance for ECLs. Since the Bank's adoption of IFRS 9, certain refinements were made to the methodology, the cumulative effect of which was not material and was included in the change for the first quarter of 2018.

Under IFRS 9, the Bank now calculates allowances for expected credit losses on debt securities measured at amortized cost and FVOCI. The Bank has $212,537 million in such debt securities of which $212,033 million are performing securities (Stage 1 and 2) and $504 million are impaired (Stage 3). The allowance for credit losses on debt securities at amortized cost and debt securities at FVOCI was $137 million and $9 million, respectively.

Quarterly comparison – Q1 2018 vs. Q4 2017

Gross impaired loans excluding FDIC covered loans and other ACI loans decreased $37 million, or 1%, compared with the prior quarter. Impaired loans net of allowance decreased $62 million, or 3%, compared with the prior quarter.

The Stage 3 allowance decreased $110 million, or 13%, compared with the counterparty-specific and individually insignificant allowances under IAS 39 in the prior quarter primarily due to certain debt securities classified as loans under IAS 39 now classified as debt securities at amortized cost as a result of the adoption of IFRS 9 and the impact of foreign exchange. The Stage 1 and Stage 2 allowance increased $72 million, or 2%, compared with the allowance for incurred but not identified credit losses under IAS 39 in the fourth quarter last year reflecting seasonal trends in the U.S. credit card and U.S. indirect auto portfolios, Stage 2 migration under the expected credit loss methodology and the inclusion of forward-looking macroeconomic assumptions, partially offset by the impact of foreign exchange.

TABLE 17: CHANGES IN GROSS IMPAIRED LOANS AND ACCEPTANCES
(millions of Canadian dollars)	For the three months ended
	January 31	October 31	January 31
	2018	2017	2017
Personal, Business, and Government Loans[1]
Impaired loans as at beginning of period	$3,085	$2,985	$3,509
Classified as impaired during the period	1,257	1,189	1,281
Transferred to performing during the period	(189)	(184)	(220)
Net repayments	(340)	(328)	(474)
Disposals of loans	(9)	–	–
Amounts written off	(648)	(652)	(623)
Recoveries of loans and advances previously written off	–	–	–
Exchange and other movements	(108)	75	(74)
Impaired loans as at end of period	$3,048	$3,085	$3,399
1	Excludes FDIC covered loans, other ACI loans, and prior to November 1, 2017 certain DSCL. DSCL are reclassified as DSAC under IFRS 9.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 19

TABLE 18: ALLOWANCE FOR LOAN LOSSES[1]
(millions of Canadian dollars, except as noted)			As at
	January 31	October 31	January 31
	2018	2017	2017
Allowance for loan losses for on-balance sheet loans
Stage 1 allowance for loan losses	$1,495	$ n/a	$ n/a
Stage 2 allowance for loan losses	1,232	n/a	n/a
Stage 3 allowance for loan losses	738	n/a	n/a
Total allowance for loan losses for on-balance sheet loans under IFRS 9	3,465	n/a	n/a

Counterparty-specific	n/a	263	296
Individually insignificant	n/a	585	609
Incurred but not identified credit losses	n/a	2,935	2,910
Total allowance for loan losses for on-balance sheet loans under IAS 39	n/a	3,783	3,815

Allowance for off-balance sheet positions
Stage 1 allowance for loan losses	463	n/a	n/a
Stage 2 allowance for loan losses	384	n/a	n/a
Incurred but not identified credit losses	n/a	567	516
Total allowance for off-balance sheet positions	847	567	516
Allowance for loan losses	$4,312	$4,350	$4,331
Impaired loans, net of allowance[2,3]	$2,336	$2,398	$2,690
Net impaired loans as a percentage of net loans[2,3]	0.37%	0.38%	0.45%
Provision for loan losses as a percentage of net average loans and acceptances	0.44	0.37	0.42
1	Amounts for the three months ended January 31, 2018 were prepared in accordance with IFRS 9. Prior period comparatives were prepared in accordance with IAS 39. Line items in which the standards do not apply are shown as not applicable.
2	Excludes FDIC covered loans and other ACI loans.
3	Credit cards are considered impaired when they are 90 days past due and written off at 180 days past due.

Real Estate Secured Lending

Retail real estate secured lending includes mortgages and lines of credit to North American consumers to satisfy financing needs including home purchases and refinancing. While the Bank retains first lien on the majority of properties held as security, there is a small portion of loans with second liens, but most of these are behind a TD mortgage that is in first position. In Canada, credit policies ensure that the combined exposure of all uninsured facilities on one property does not exceed 80% of the collateral value at origination. Lending at a higher loan-to-value ratio is permitted by legislation but requires default insurance. This insurance is contractual coverage for the life of eligible facilities and protects the Bank's real estate secured lending portfolio against potential losses caused by borrowers' default. The Bank also purchases default insurance on lower loan-to-value ratio loans. The insurance is provided by either government-backed entities or approved private mortgage insurers. In the U.S., for residential mortgage originations, mortgage insurance is usually obtained from either government-backed entities or approved private mortgage insurers when the loan-to-value exceeds 80% of the collateral value at origination.

The Bank regularly performs stress tests on its real estate lending portfolio as part of its overall stress testing program. This is done with a view to determine the extent to which the portfolio would be vulnerable to a severe downturn in economic conditions. The effect of severe changes in house prices, interest rates, and unemployment levels are among the factors considered when assessing the impact on credit losses and the Bank's overall profitability. A variety of portfolio segments, including dwelling type and geographical regions, are examined during the exercise to determine whether specific vulnerabilities exist. Based on the Bank's most recent reviews, potential losses on all real estate secured lending exposures are considered manageable.

TABLE 19: REAL ESTATE SECURED LENDING[1,2]
(millions of Canadian dollars, except as noted)												As at
	Residential mortgages				Home equity lines of credit				Total
	Insured[3]		Uninsured		Insured[3]		Uninsured		Insured[3]		Uninsured
								January 31, 2018
Canada
Atlantic provinces	$3,668	1.9%	$2,279	1.2%	$477	0.6%	$1,201	1.6%	$4,145	1.6%	$3,480	1.3%
British Columbia[4]	13,964	7.3	20,534	10.8	2,239	2.9	11,916	15.5	16,203	6.1	32,450	12.2
Ontario[4]	39,669	20.9	52,794	27.8	7,764	10.1	33,746	44.1	47,433	17.8	86,540	32.3
Prairies[4]	24,921	13.1	14,265	7.5	3,768	4.9	9,850	12.9	28,689	10.8	24,115	9.0
Québec	10,276	5.4	7,848	4.1	1,247	1.6	4,428	5.8	11,523	4.3	12,276	4.6
Total Canada	92,498	48.6%	97,720	51.4%	15,495	20.1%	61,141	79.9%	107,993	40.6%	158,861	59.4%
United States	827		26,826		10		11,875		837		38,701
Total	$93,325		$124,546		$15,505		$73,016		$108,830		$197,562

								October 31, 2017
Canada
Atlantic provinces	$3,749	2.0%	$2,225	1.2%	$487	0.6%	$1,187	1.6%	$4,236	1.6%	$3,412	1.3%
British Columbia[4]	14,561	7.7	19,774	10.4	2,329	3.1	11,386	15.2	16,890	6.4	31,160	11.7
Ontario[4]	41,319	21.7	50,882	26.5	8,052	10.7	32,474	43.3	49,371	18.6	83,356	31.5
Prairies[4]	25,421	13.4	14,080	7.4	3,861	5.2	9,640	12.9	29,282	11.0	23,720	8.9
Québec	10,576	5.6	7,738	4.1	1,286	1.7	4,235	5.7	11,862	4.5	11,973	4.5
Total Canada	95,626	50.4%	94,699	49.6%	16,015	21.3%	58,922	78.7%	111,641	42.1%	153,621	57.9%
United States	859		30,895		10		12,472		869		43,367
Total	$96,485		$125,594		$16,025		$71,394		$112,510		$196,988
1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Default insurance is contractual coverage for the life of eligible facilities whereby the Bank's exposure to real estate secured lending, all or in part, is protected against potential losses caused by borrower default. It is provided by either government-backed entities or other approved private mortgage insurers.
4	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 20

The following table provides a summary of the Bank's residential mortgages by remaining amortization period. All figures are calculated based on current customer payment behaviour in order to properly reflect the propensity to prepay by borrowers. The current customer payment basis accounts for any accelerated payments made to date and projects remaining amortization based on existing balance outstanding and current payment terms.

TABLE 20: RESIDENTIAL MORTGAGES BY REMAINING AMORTIZATION[1,2]
									As at
	<5	5– <10	10– <15	15– <20	20– <25	25– <30	30– <35	>=35
	years	years	years	years	years	years	years	years	Total
						January 31, 2018
Canada	1.1%	3.9%	7.2%	14.6%	42.0%	30.3%	0.9%	–%	100%
United States	4.3	7.9	6.7	5.3	23.3	51.5	0.7	0.3	100
Total	1.5%	4.4%	7.1%	13.4%	39.7%	33.0%	0.9%	–%	100%

						October 31, 2017
Canada	1.1%	4.0%	7.3%	14.3%	41.8%	30.4%	1.1%	–%	100%
United States	4.3	7.3	7.6	5.2	20.7	53.8	0.8	0.3	100
Total	1.6%	4.5%	7.3%	13.0%	38.9%	33.7%	1.0%	–%	100%
1	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
2	Percentage based on outstanding balance.

TABLE 21: UNINSURED AVERAGE LOAN-TO-VALUE – Newly Originated and Newly Acquired[1,2,3]
	For the three months ended
	Residential	Home equity		Residential	Home equity
	mortgages	lines of credit[4,5]	Total	mortgages	lines of credit[4,5]	Total
		January 31, 2018			October 31, 2017
Canada
Atlantic provinces	74%	70%	73%	73%	69%	72%
British Columbia[6]	67	63	65	66	62	64
Ontario[6]	68	66	67	68	66	67
Prairies[6]	73	71	72	73	72	72
Québec	73	74	74	73	73	73
Total Canada	69	66	67	69	66	67
United States	68	62	64	69	62	65
Total	69%	65%	67%	69%	66%	67%
1	Geographic location is based on the address of the property mortgaged.
2	Excludes loans classified as trading as the Bank intends to sell the loans immediately or in the near term, and loans designated at fair value through profit or loss for which no allowance is recorded.
3	Based on house price at origination.
4	Home equity lines of credit (HELOC) loan-to-value includes first position collateral mortgage if applicable.
5	HELOC fixed rate advantage option is included in loan-to-value calculation.
6	The territories are included as follows: Yukon is included in British Columbia; Nunavut is included in Ontario; and the Northwest Territories is included in the Prairies region.

Non-Prime Loans

As at January 31, 2018, the Bank had approximately $2.5 billion (October 31, 2017 – $2.5 billion) gross exposure to non-prime loans, which primarily consists of automotive loans originated in Canada. The credit loss rate, an indicator of credit quality, and defined as the quarterly PCL divided by average month-end loan balances, was approximately 3.55% on an annual basis (October 31, 2017 – 5.25%). PCL primarily declined due to a change in policy regarding loss recognition timing which resulted in a one-time reduction in loss rate in the first quarter. These loans are recorded at amortized cost.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 21

Sovereign Risk

The following table provides a summary of the Bank's credit exposure to certain European countries, including Greece, Italy, Ireland, Portugal, and Spain (GIIPS).

TABLE 22: EXPOSURE TO EUROPE – Total Net Exposure by Country and Counterparty[1]
(millions of Canadian dollars)													As at
	Loans and commitments[2]				Derivatives, repos, and securities lending[3]				Trading and investment portfolio[4,5]				Total
	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Corporate	Sovereign	Financial	Total	Exposure[6]
Country											January 31, 2018
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	160	2	162	–	–	3	3	18	33	–	51	216
Ireland	–	–	185	185	10	–	446	456	–	–	–	–	641
Portugal	–	–	–	–	–	–	2	2	12	–	–	12	14
Spain	–	69	47	116	–	–	28	28	10	1,604	4	1,618	1,762
Total GIIPS	–	229	234	463	10	–	479	489	40	1,637	4	1,681	2,633
Rest of Europe
Austria	–	–	–	–	6	3	16	25	2	1,119	11	1,132	1,157
Denmark	–	5	–	5	–	104	514	618	–	380	10	390	1,013
Finland	6	133	–	139	–	14	2	16	–	1,066	–	1,066	1,221
France	574	549	120	1,243	123	480	2,455	3,058	180	5,457	191	5,828	10,129
Germany	1,341	579	208	2,128	357	803	1,179	2,339	250	8,581	42	8,873	13,340
Luxembourg	–	–	–	–	34	–	1,184	1,218	4	–	–	4	1,222
Netherlands	507	311	197	1,015	236	596	441	1,273	67	4,038	295	4,400	6,688
Norway	–	102	4	106	21	217	53	291	1	483	456	940	1,337
Sweden	–	104	126	230	–	343	261	604	8	1,234	827	2,069	2,903
Switzerland	933	58	30	1,021	31	–	878	909	63	–	18	81	2,011
United Kingdom	2,483	4,726	20	7,229	935	623	9,627	11,185	285	1,546	1,806	3,637	22,051
Other[7]	246	–	–	246	201	122	37	360	41	103	1	145	751
Total Rest of Europe	6,090	6,567	705	13,362	1,944	3,305	16,647	21,896	901	24,007	3,657	28,565	63,823
Total Europe	$6,090	$6,796	$939	$13,825	$1,954	$3,305	$17,126	$22,385	$941	$25,644	$3,661	$30,246	$66,456

Country											October 31, 2017
GIIPS
Greece	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Italy	–	168	3	171	–	–	3	3	29	35	2	66	240
Ireland	–	–	194	194	11	–	274	285	–	–	–	–	479
Portugal	–	–	–	–	–	–	16	16	7	–	–	7	23
Spain	–	99	47	146	–	–	35	35	9	1,277	3	1,289	1,470
Total GIIPS	–	267	244	511	11	–	328	339	45	1,312	5	1,362	2,212
Rest of Europe
Austria	–	–	–	–	12	11	1	24	–	1,073	51	1,124	1,148
Denmark	–	5	–	5	–	72	178	250	–	279	11	290	545
Finland	6	134	1	141	–	40	1	41	–	1,066	–	1,066	1,248
France	602	636	117	1,355	66	604	2,532	3,202	78	5,337	275	5,690	10,247
Germany	1,259	522	28	1,809	419	901	873	2,193	233	7,568	45	7,846	11,848
Luxembourg	–	–	–	–	35	–	1,138	1,173	6	–	–	6	1,179
Netherlands	548	339	161	1,048	320	727	323	1,370	72	4,109	313	4,494	6,912
Norway	–	67	4	71	22	311	22	355	1	327	457	785	1,211
Sweden	–	105	122	227	–	361	245	606	5	1,189	788	1,982	2,815
Switzerland	975	58	42	1,075	34	–	601	635	55	–	59	114	1,824
United Kingdom	2,511	2,784	20	5,315	836	580	9,086	10,502	269	2,082	1,744	4,095	19,912
Other[7]	258	–	–	258	193	81	9	283	42	93	–	135	676
Total Rest of Europe	6,159	4,650	495	11,304	1,937	3,688	15,009	20,634	761	23,123	3,743	27,627	59,565
Total Europe	$6,159	$4,917	$739	$11,815	$1,948	$3,688	$15,337	$20,973	$806	$24,435	$3,748	$28,989	$61,777
1	Certain comparative amounts have been recast to conform with the presentation adopted in the current period.
2	Exposures include interest-bearing deposits with banks and are presented net of impairment charges where applicable. There were no impairment charges for European exposures as at January 31, 2018, or October 31, 2017.

3	Exposures are calculated on a fair value basis and are net of collateral. Total market value of pledged collateral is $4.4 billion (October 31, 2017 – $1.5 billion) for GIIPS and $60.7 billion for the rest of Europe (October 31, 2017 – $67.4 billion). Derivatives are presented as net exposures where there is an International Swaps and Derivatives Association (ISDA) master netting agreement.
4	Trading and investment portfolio includes deposits and trading exposures are net of eligible short positions.
5	The fair values of the GIIPS exposures in Level 3 in the trading and investment portfolio were not significant as at January 31, 2018, and October 31, 2017.
6	The reported exposures do not include $0.2 billion of protection the Bank purchased through credit default swaps (October 31, 2017 – $0.2 billion).
7	Other European exposure is distributed across 8 countries (October 31, 2017 – 8 countries), each of which has a net exposure including loans and commitments, derivatives, repos and securities lending, and trading and investment portfolio below $1.0 billion as at January 31, 2018.

Of the Bank's European exposure, approximately 96% (October 31, 2017 – 96%) is to counterparties in countries rated AA or better by either Moody's Investor Services (Moody's) or Standard & Poor's (S&P), with the majority of this exposure to the sovereigns themselves and to well-rated, systemically important banks in these countries. Derivatives and securities repurchase transactions are completed on a collateralized basis. The vast majority of derivatives exposure is offset by cash collateral while the repurchase transactions are backed largely by government securities rated A+ or better, and cash. The Bank also takes a limited amount of exposure to well-rated corporate issuers in Europe where the Bank also does business with their related entities in North America.

In addition to the European exposure identified above, the Bank also has $10.2 billion (October 31, 2017 – $9.5 billion) of exposure to supranational entities with European sponsorship and $3.3 billion (October 31, 2017 – $2.3 billion) of indirect exposure to European collateral from non-European counterparties related to repurchase and securities lending transactions that are margined daily.

As part of the Bank's usual credit risk and exposure monitoring processes, all exposures are reviewed on a regular basis. European exposures are reviewed monthly or more frequently as circumstances dictate and are periodically stress tested to identify and understand any potential vulnerabilities. Based on the most recent reviews, all European exposures are considered manageable.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 22

CAPITAL POSITION

REGULATORY CAPITAL

Capital requirements of the Basel Committee on Banking Supervision (BCBS) are commonly referred to as Basel III. Under Basel III, Total Capital consists of three components, namely CET1, Additional Tier 1, and Tier 2 Capital. Risk sensitive regulatory capital ratios are calculated by dividing CET1, Tier 1, and Total Capital by their respective RWA, inclusive of any minimum requirements outlined under the Basel I floor. In 2015, Basel III implemented a non-risk sensitive leverage ratio to act as a supplementary measure to the risk-sensitive capital requirements. The objective of the leverage ratio is to constrain the build-up of excess leverage in the banking sector. The leverage ratio is calculated by dividing Tier 1 Capital by leverage exposure which is primarily comprised of on-balance sheet assets with adjustments made to derivative and securities financing transaction exposures, and credit equivalent amounts of off-balance sheet exposures. TD continues to manage its regulatory capital in accordance with the Basel III Capital Framework as discussed in the "Capital Position" section of the Bank's 2017 Annual Report.

OSFI's Capital Requirements under Basel III

OSFI's Capital Adequacy Requirements (CAR) guideline details how the Basel III capital rules apply to Canadian banks.

Effective January 1, 2014, the CVA capital charge is to be phased in over a five year period based on a scalar approach. For fiscal 2018, the scalars for inclusion of the CVA for CET1, Tier 1, and Total Capital RWA are 80%, 83%, and 86%. All of the above scalars will increase to 100% in 2019 for the CET1, Tier 1 and Total Capital ratio calculations.

Effective January 1, 2013, all newly issued non-common Tier 1 and Tier 2 Capital instruments must include non-viability contingent capital (NVCC) provisions to qualify as regulatory capital. NVCC provisions require the conversion of non-common capital instruments into a variable number of common shares of the Bank upon the occurrence of a trigger event as defined in the guidance. Existing non-common Tier 1 and Tier 2 capital instruments which do not include NVCC provisions are non-qualifying capital instruments and are subject to a phase-out period which began in 2013 and ends in 2022.

The CAR guideline contains two methodologies for capital ratio calculation: (1) the "transitional" method; and (2) the "all-in" method. The minimum CET1, Tier 1, and Total Capital ratios, based on the "all-in" method, are 4.5%, 6%, and 8%, respectively. OSFI expects Canadian banks to include an additional capital conservation buffer of 2.5%, effectively raising the CET1, Tier 1 Capital, and Total Capital ratio minimum requirements to 7%, 8.5%, and 10.5%, respectively.

In March 2013, OSFI designated the six major Canadian banks as domestic systemically important banks (D-SIBs), for which a 1% common equity capital surcharge is in effect from January 1, 2016. As a result, the six Canadian banks designated as D-SIBs, including TD, are required to meet an "all-in" Pillar 1 target CET1, Tier 1, and Total Capital ratios of 8%, 9.5%, and 11.5%, respectively.

At the discretion of OSFI, a common equity countercyclical capital buffer (CCB) within a range of 0% to 2.5% may be imposed. The primary objective of the CCB is to protect the banking sector against future potential losses resulting from periods of excess aggregate credit growth that have often been associated with the build-up of system-wide risk. The CCB is an extension of the capital conservation buffer and must be met with CET1 capital. The CCB is calculated using the weighted average of the buffers deployed in Canada and across BCBS member jurisdictions and selected non-member jurisdictions to which the bank has private sector credit exposures.

Effective November 1, 2017, OSFI required D-SIBs and foreign bank subsidiaries in Canada to comply with the CCB regime, phased-in according to the transitional arrangements. As a result, the maximum countercyclical buffer relating to foreign private sector credit exposures was capped at 1.25% of total RWA in the first quarter of 2017 and increases each subsequent year by an additional 0.625%, to reach its final maximum of 2.5% of total RWA in the first quarter of 2019. As at January 31, 2018, the CCB is only applicable to private sector credit exposures located in Hong Kong, Sweden, Norway, and the United Kingdom. Based on the allocation of exposures and buffers currently in place in Hong Kong, Sweden, Norway, and the United Kingdom, the Bank's countercyclical buffer requirement is 0% as at January 31, 2018.

The leverage ratio is calculated as per OSFI's Leverage Requirements guideline and has a regulatory minimum requirement of 3%.

Global Systemically Important Banks Disclosures

In July 2013, the BCBS issued an update to the final rules on Global Systemically Important Banks (G-SIBs) and outlined the G-SIB assessment methodology which is based on the submissions of the largest global banks. Twelve indicators are used in the G-SIB assessment methodology to determine systemic importance. The score for a particular indicator is calculated by dividing the individual bank value by the aggregate amount for the indicator summed across all banks included in the assessment. Accordingly, an individual bank's ranking is reliant on the results and submissions of other global banks. The update also provided clarity on the public disclosure requirements of the twelve indicators used in the assessment methodology. As per OSFI's revised Advisory issued September 2015, the Canadian banks that have been designated as D-SIBs are also required by OSFI to publish, at a minimum, the twelve indicators used in the G-SIB indicator-based assessment framework. Public disclosure of financial year-end data is required annually, no later than the date of a bank's first quarter public disclosure of shareholder financial data in the following year.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 23

The indicator based measurement approach divides the twelve indicators into five categories, with each category yielding a 20% weight to a bank's total score on the G-SIB scale as per the following table.

Category (and weighting)	Individual indicator (and weighting)	Category background
Cross-jurisdictional activity (20%)	1. Cross-jurisdictional claims (10%) 2. Cross-jurisdictional liabilities (10%)	This category measures the importance of the bank's activities outside its home jurisdiction, relative to overall activity of other banks. The two indicators account for an understanding that the international impact of a bank's distress or failure would vary in line with its share of cross-jurisdictional assets and liabilities.
Size (20%)	3. Total exposures as defined for use in the Basel III leverage ratio (20%)	This category measures the size of the bank. The larger the bank, the more difficult it is for its activities to be quickly replaced by other banks and therefore the greater the chance that its distress or failure would cause disruption to the financial markets in which it operates. The distress or failure of a large bank is also more likely to damage confidence in the financial system as a whole. Size is therefore a key measure of systemic importance.
Interconnectedness (20%)	4. Intra-financial system assets (6.67%) 5. Intra-financial system liabilities (6.67%) 6. Securities outstanding (6.67%)	This category measures the magnitude of dependence amongst banks. Given the network of contractual obligations in which the banks operate, financial distress at one institution can materially increase the likelihood of distress at other institutions. A bank's systemic impact is likely to be positively related to its interconnectedness vis-à-vis other financial institutions.
Substitutability / financial institution infrastructure (20%)	7. Assets under custody (6.67%) 8. Payments activity (6.67%) 9. Underwritten transactions in debt and equity markets (6.67%)	This category measures the extent to which other institutions could provide the same service (such as availability of substitutes) of the failed bank. The three indicators also measures the bank's dominance in the financial institution infrastructure in which it operates. The greater a bank's role in a particular business line, or as a service provider in underlying market infrastructure (for example, payment systems), the larger the disruption will likely be following its failure, in terms of both service gaps and reduced flow of market and infrastructure liquidity. At the same time, the cost to the failed bank's customers in having to seek the same service from another institution is likely to be higher for a failed bank with relatively greater market share in providing the service.
Complexity (20%)	10. Notional amount of over-the-counter (OTC) derivatives (6.67%) 11. Trading and available-for-sale securities (6.67%) 12. Level 3 assets (6.67%)	This category measures the complexity of the bank. The systemic impact of a bank's distress or failure is expected to be positively related to its overall complexity – that is, its business, structural, and operational complexity. The more complex a bank is, the greater are the costs and time needed to resolve the bank.

The Bank's fiscal 2017 G-SIB score has not yet been determined, however based on 2016 fiscal year indicators, the Bank was not designated a G-SIB in November 2017. If the Bank were designated a G-SIB in the future, the Bank's capital ratio requirements would include the higher of the D-SIB and G-SIB surcharges, both of which are currently 1%, as per the draft OSFI CAR guideline released for public consultation in August 2017. Additionally, the Bank's minimum leverage ratio requirement would be the current OSFI and BCBS stipulated 3%. The D-SIB and G-SIB surcharges, and leverage ratio requirements, are subject to change at the discretion of the regulators. On December 15, 2016, the Federal Reserve Board adopted a final rule establishing total loss absorbing capacity (TLAC) and related requirements for U.S. bank holding companies designated as G-SIBs and intermediate holding companies (IHCs) of foreign banking organizations designated as G-SIBs. The rule requires that covered institutions maintain a minimum amount of loss-absorbing capital, long term debt and imposes other limits and requirements so that, in the event of the covered institution's failure, there will be sufficient internal loss-absorbing capacity available to allow for an orderly resolution. If the Bank should be designated as a G-SIB in the future, the rule will be applicable to the Bank's IHC, TD Group US Holding LLC (TDGUS), with a phase-in period.

Failure to meet the Bank's capital ratios and TLAC requirements, including any applicable surcharge if the Bank were designated a G-SIB in the future, could result in limitations on the Bank’s ability to distribute capital and make certain discretionary compensation payments, and may negatively impact TD's reputation in the market.

The increase in notional amount of OTC derivatives is due to interest rate swaps and foreign exchange forwards. The increase in trading and available-for-sale securities is mainly as a result of an increase in available-for-sale securities in the investment portfolio. The following table provides the results of the twelve indicators for the Bank.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 24

TABLE 23: G-SIB INDICATORS
(millions of Canadian dollars)			As at
		October 31	October 31
		2017	2016
Category (and weighting)	Individual Indicator
Cross-jurisdictional activity (20%)	Cross-jurisdictional claims	$580,509	$525,276
	Cross-jurisdictional liabilities	457,379	430,191
Size (20%)	Total exposures as defined for use in the Basel III leverage ratio	1,366,804	1,244,414
Interconnectedness (20%)	Intra-financial system assets	81,564	81,716
	Intra-financial system liabilities	37,990	41,040
	Securities outstanding	330,694	296,359
Substitutability / financial institution	Assets under custody	410,462	400,885
infrastructure (20%)	Payments activity	27,109,728	24,526,857
	Underwritten transactions in debt and equity markets	134,448	133,495
Complexity (20%)	Notional amount of OTC derivatives	10,266,636	8,590,066
	Trading and available-for-sale securities	92,689	72,298
	Level 3 assets	3,586	3,264

The following table provides details of TD's regulatory capital position.

TABLE 24: REGULATORY CAPITAL POSITION
(millions of Canadian dollars, except as noted)			As at
	January 31	October 31	January 31
	2018	2017	2017
Capital
Common Equity Tier 1 Capital	$46,809	$46,628	$43,721
Tier 1 Capital	53,403	53,751	50,644
Total Capital	62,769	65,038	60,670
Common Equity Tier 1 Capital risk-weighted assets for:
Credit risk[1]	$335,600	$339,793	$334,483
Market risk	11,303	14,020	13,587
Operational risk	49,416	48,392	48,796
Regulatory floor	44,954	33,545	5,302
Total	$441,273	$435,750	$402,168
Capital and leverage ratios
Common Equity Tier 1 Capital ratio[1]	10.6%	10.7%	10.9%
Tier 1 Capital ratio[1]	12.1	12.3	12.6
Total Capital ratio[1]	14.2	14.9	15.1
Leverage ratio	4.0	3.9	4.0
1	Each capital ratio has its own RWA measure due to the OSFI-prescribed scalar for inclusion of the CVA. For fiscal 2017, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA were 72%, 77%, and 81%. For fiscal 2018, the scalars are 80%, 83%, and 86%.

As at January 31, 2018, the Bank's CET1, Tier 1, and Total Capital ratios were 10.6%, 12.1%, and 14.2%, respectively. Compared with the Bank's CET1 Capital ratio of 10.7% at October 31, 2017, the CET1 Capital ratio, as at January 31, 2018, decreased due to an increase in RWA attributable to the Basel I regulatory floor primarily reflecting the implementation of IFRS 9, RWA growth across all segments, and the impact of U.S. tax reform, partially offset by organic capital growth. As disclosed in the Future Regulatory Capital Developments section below, OSFI announced the implementation of a revised capital floor, effective in the second quarter of 2018. The Bank does not expect to be constrained by the capital floor under the revised methodology for some time. Pro forma CET1 capital ratio as at January 31, 2018, adjusted for the methodology change, would be approximately 11.8%.

As at January 31, 2018, the Bank's Leverage ratio was 4.0%, compared with the Bank’s Leverage ratio of 3.9% at October 31, 2017. The Leverage ratio, as at January 31, 2018, increased due to capital generation, partially offset by business growth in Canadian Retail segment.

Future Regulatory Capital Developments

Future regulatory capital developments, in addition to those described in the "Future Regulatory Capital Developments" section of the Bank's 2017 Annual Report, are noted below.

In January 2018, OSFI announced the implementation of a revised capital floor for banks using internal models. The revised floor is based on the Basel II standardized approach and will replace the current Basel I based floor. The floor is effective in the second quarter of 2018, with the floor factor transitioned in over three quarters. The factor increases from 70% in the second quarter of 2018, to 72.5% in the third quarter, and 75% in the fourth quarter.

In December 2017, BCBS issued the finalized Basel III reforms. The reforms include: i) a revised internal ratings-based approach for credit risk where the use of the internal models are constrained by placing limits on certain inputs and the option to use advanced internal ratings based (AIRB) for certain asset classes has been removed; ii) a revised standardized approach for credit risk that is more granular and risk-sensitive; iii) replacement of the CVA framework with new standardized and basic approaches; iv) stream-lining the existing operational risk framework to a risk-sensitive standardized approach which will replace existing methodologies; v) revisions to the measurement of the leverage ratio and introduction of a leverage ratio buffer for G-SIBs; and vi) an aggregate output floor based on the revised Basel III standardized approaches, at a factor of 72.5% of total RWAs. The reforms are effective the first quarter of 2022, with the standardized output floor having an added five-year phased implementation period until 2027.

In December 2017, BCBS issued a discussion paper on the regulatory treatment of sovereign exposures. The purpose of the discussion paper is to seek views of stakeholders to inform the BCBS analysis on the treatment of sovereign exposures. The discussion paper clarifies the definitions of different sovereign entities, addresses inherent sovereign risk, and presents various ideas related to the treatment of sovereign exposures. The BCBS has not reached a consensus on the changes to the treatment of sovereign exposures and has therefore not issued a consultative document at this time.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 25

TABLE 25: EQUITY AND OTHER SECURITIES
(millions of shares/units, except as noted)		As at
	January 31, 2018	October 31, 2017
	Number of	Number of
	shares/units	shares/units
Common shares outstanding	1,845.2	1,842.5
Treasury shares – common	(1.5)	(2.9)
Total common shares	1,843.7	1,839.6
Stock options
Vested	6.2	5.4
Non-vested	8.4	8.9
Preferred shares – Class A
Series S	5.4	5.4
Series T	4.6	4.6
Series Y	5.5	5.5
Series Z	4.5	4.5
Series 1	20.0	20.0
Series 3	20.0	20.0
Series 5	20.0	20.0
Series 7	14.0	14.0
Series 9	8.0	8.0
Series 11	6.0	6.0
Series 12	28.0	28.0
Series 14	40.0	40.0
Series 16	14.0	14.0
	190.0	190.0
Treasury shares – preferred	(0.4)	(0.3)
Total preferred shares	189.6	189.7
Capital Trust Securities (thousands of shares)
Trust units issued by TD Capital Trust III:
TD Capital Trust III Securities – Series 2008	1,000.0	1,000.0
Debt issued by TD Capital Trust IV:
TD Capital Trust IV Notes – Series 1	550.0	550.0
TD Capital Trust IV Notes – Series 2	450.0	450.0
TD Capital Trust IV Notes – Series 3	750.0	750.0

Preferred shares Series 1, 3, 5, 7, 9, 11, 12, 14, and 16 include NVCC provisions. If a NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there are no declared and unpaid dividends on the respective series of preferred shares at the time of conversion, would be 850 million in aggregate.

For NVCC subordinated notes and debentures, if a NVCC trigger event were to occur, the maximum number of common shares that could be issued, assuming there is no accrued and unpaid interest on the respective subordinated notes and debentures, would be 2,025 million in aggregate. The following subordinated debentures contain NVCC provisions: the 2.692% subordinated debentures due June 24, 2025, 2.982% subordinated debentures due September 30, 2025, 3.224% subordinated debentures due July 25, 2029, 4.859% subordinated debentures due March 4, 2031, and the 3.625% subordinated debentures due September 15, 2031. Refer to Note 12 of the Interim Consolidated Financial Statements and Note 19 of the Bank's 2017 Consolidated Financial Statements for additional details.

TABLE 26: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Non-Counterparty Credit Risk and Counterparty Credit Risk
Risk-Weighted Assets Movement by Key Driver
(millions of Canadian dollars)			For the three months ended
	January 31, 2018		October 31, 2017
	Non-counterparty	Counterparty	Non-counterparty	Counterparty
	credit risk	credit risk	credit risk	credit risk
Common Equity Tier 1 Capital RWA, balance at
beginning of period	$328,535	$11,258	$313,495	$12,594
Book size	4,309	1,207	3,612	(1,500)
Book quality	246	(18)	(596)	(95)
Model updates	78	–	(601)	–
Methodology and policy	–	346	–	–
Acquisitions and disposals	6	–	4,637	–
Foreign exchange movements	(10,228)	(264)	7,405	259
Other	125	–	583	–
Total RWA movement	(5,464)	1,271	15,040	(1,336)
Common Equity Tier 1 Capital RWA, balance at
end of period	$323,071	$12,529	$328,535	$11,258

Counterparty credit risk is comprised of OTC derivatives, repo-style transactions, trades cleared through central counterparties, and CVA RWA which is phased in at 72% for fiscal 2017 and 80% for fiscal 2018.

Non-counterparty credit risk includes loans and advances to individuals and small business retail customers, wholesale and commercial corporate customers, and banks and governments, as well as holdings of debt, equity securities, and other assets including prepaid expenses, deferred income taxes, land, building, equipment, and other depreciable property.

The Book size category consists of organic changes in book size and composition (including new business and maturing loans) and, for the first quarter of 2018, increased due to growth in derivatives and corporate lending in the Wholesale Banking segment and various portfolios in the U.S. Retail and Canadian Retail segments.

The Book quality category includes quality of book changes caused by experience such as underlying customer behaviour or demographics, including changes through model calibrations/realignments.

The Model updates category relates to model implementation, changes in model scope, or any changes to address model malfunctions.

The Methodology and policy category impacts reflect newly adopted methodology changes to the calculations driven by regulatory policy changes, such as new regulations.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 26

Foreign exchange movements are mainly due to a change in the U.S. dollar foreign exchange rate for the U.S. portfolios in the U.S. Retail and Wholesale Banking segments.

The Other category consists of items not described in the above categories, including changes in exposures not included under advanced or standardized methodologies, such as prepaid expenses, deferred income taxes, land, building, equipment and other depreciable property, and other assets.

TABLE 27: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Market Risk
Risk-Weighted Assets Movement by Key Driver[1]
(millions of Canadian dollars)	For the three months ended
	January 31, 2018	October 31, 2017
RWA, balance at beginning of period	$14,020	$13,842
Movement in risk levels	(1,720)	178
Model updates	–	–
Methodology and policy	(997)	–
Acquisitions and disposals	–	–
Foreign exchange movements and other	n/m2	n/m2
Total RWA movement	(2,717)	178
RWA, balance at end of period	$11,303	$14,020

1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Not meaningful.

The Movement in risk levels category reflects changes in risk due to position changes and market movements. Reduction in equity and credit risks contributed to the decrease in RWA. The Model updates category reflects updates to the model to reflect recent experience and change in model scope. The Methodology and policy category reflects newly adopted methodology changes to the calculations driven by regulatory policy changes. Base metal exposures were captured in the Internal Models Approach for the first time this quarter, driving the decrease in RWA. Foreign exchange movements and other are deemed not meaningful since RWA exposure measures are calculated in Canadian dollars. Therefore, no foreign exchange translation is required.

TABLE 28: FLOW STATEMENT FOR RISK-WEIGHTED ASSETS – Disclosure for Operational Risk
Risk-Weighted Assets Movement by Key Driver
(millions of Canadian dollars)	For the three months ended
	January 31, 2018	October 31, 2017
RWA, balance at beginning of period	$48,392	$47,327
Revenue generation	152	156
Movement in risk levels	1,949	73
Model updates	–	–
Methodology and policy	–	–
Acquisitions and disposals	–	–
Foreign exchange movements and other	(1,077)	836
RWA, balance at end of period	$49,416	$48,392

The movement in the Revenue generation category is due to a change in gross income. The Movement in risk levels category primarily reflects changes in risk due to operational loss experience, business environment, internal control factors, and scenario analysis. The Model updates category relates to model implementation, changes in model scope, or any changes to address model malfunctions. The Methodology and policy category reflects newly adopted methodology changes to the calculations driven by regulatory policy changes. Foreign exchange movements are mainly due to a change in the U.S. dollar foreign exchange rate for the U.S. portfolios in the U.S. Retail segment.

MANAGING RISK

EXECUTIVE SUMMARY

Growing profitability in financial services involves selectively taking and managing risks within TD's risk appetite. The Bank's goal is to earn a stable and sustainable rate of return for every dollar of risk it takes, while putting significant emphasis on investing in TD's businesses to ensure it can meet its future strategic objectives.

TD's businesses and operations are exposed to a broad number of risks that have been identified and defined in the Enterprise Risk Framework. The Bank's tolerance to those risks is defined in the Enterprise Risk Appetite which has been developed within a comprehensive framework that takes into consideration current conditions in which the Bank operates and the impact that emerging risks will have on TD's strategy and risk profile. The Bank's risk appetite states that it takes risks required to build its business, but only if those risks: (1) fit the business strategy, and can be understood and managed; (2) do not expose the enterprise to any significant single loss events; TD does not 'bet the bank' on any single acquisition, business, or product; and (3) do not risk harming the TD brand. Each business is responsible for setting and aligning its individual risk appetites with that of the enterprise based on a thorough examination of the specific risks to which it is exposed.

TD considers it critical to assess regularly the operating environment and highlight top and emerging risks within the individual business and enterprise that could have a significant impact on the Bank. These risks can be internal or external, impacting the financial results, reputation, or sustainability of the business. They may also represent exposures or potential events which may or may not materialize. These risks are identified, discussed, and actioned by senior risk leaders and reported quarterly to the Risk Committee of the Board. Specific plans to mitigate top and emerging risks are prepared, monitored, and adjusted as required.

The Bank's risk governance structure and risk management approach have not substantially changed from that described in the Bank's 2017 Annual Report. Additional information on risk factors can be found in the 2017 MD&A under the heading "Risk Factors and Management". For a complete discussion of the risk governance structure and the risk management approach, refer to the "Managing Risk" section in the Bank's 2017 Annual Report.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 27

The shaded sections of this MD&A represent a discussion relating to market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended January 31, 2018.

CREDIT RISK

Gross credit risk exposure, also referred to as exposure at default (EAD), is the total amount the Bank is exposed to at the time of default of a loan and is measured before counterparty-specific provisions or write-offs. Gross credit risk exposure does not reflect the effects of credit risk mitigation and includes both on-balance sheet and off-balance sheet exposures. On-balance sheet exposures consist primarily of outstanding loans, acceptances, non-trading securities, derivatives, and certain other repo-style transactions. Off-balance sheet exposures consist primarily of undrawn commitments, guarantees, and certain other repo-style transactions.

Gross credit risk exposures for the two approaches the Bank uses to measure credit risk are included in the following table.

TABLE 29: GROSS CREDIT RISK EXPOSURES – Standardized and Advanced Internal Ratings Based (AIRB) Approaches[1]
(millions of Canadian dollars)						As at
		January 31, 2018		October 31, 2017
	Standardized	AIRB	Total	Standardized	AIRB	Total
Retail
Residential secured	$2,725	$350,455	$353,180	$5,862	$349,749	$355,611
Qualifying revolving retail	–	92,678	92,678	–	93,527	93,527
Other retail	19,220	75,176	94,396	19,011	75,566	94,577
Total retail	21,945	518,309	540,254	24,873	518,842	543,715
Non-retail
Corporate	120,573	313,261	433,834	125,621	305,867	431,488
Sovereign	88,799	155,184	243,983	91,567	157,947	249,514
Bank	17,297	104,183	121,480	18,195	94,181	112,376
Total non-retail	226,669	572,628	799,297	235,383	557,995	793,378
Gross credit risk exposures	$248,614	$1,090,937	$1,339,551	$260,256	$1,076,837	$1,337,093
1	Gross credit risk exposures represent EAD and are before the effects of credit risk mitigation. This table excludes securitization, equity, and other credit RWA.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 28

MARKET RISK

Market risk capital is calculated using internal models and comprises three components: (1) Value-at-Risk (VaR); (2) Stressed VaR; and (3) Incremental Risk Charge (IRC). In addition, the Bank calculates market risk capital using the Standardized approach for a limited number of portfolios.

Market Risk Linkage to the Balance Sheet

The following table provides a breakdown of the Bank's balance sheet into assets and liabilities exposed to trading and non-trading market risks. Market risk of assets and liabilities included in the calculation of VaR and other metrics used for regulatory market risk capital purposes is classified as trading market risk.

TABLE 30: MARKET RISK LINKAGE TO THE BALANCE SHEET
(millions of Canadian dollars)		As at
	January 31, 2018				October 31, 2017
									Non-trading market
	Balance	Trading	Non-trading		Balance	Trading	Non-trading		risk – primary risk
	sheet	market risk	market risk	Other	sheet	market risk	market risk	Other	sensitivity
Assets subject to market risk
Interest-bearing deposits with banks	$44,893	$91	$44,802	$–	$51,185	$194	$50,991	$–	Interest rate
Trading loans, securities, and other	111,875	108,532	3,343	–	103,918	99,168	4,750	–	Interest rate
Non-trading financial assets at
fair value through profit or loss	4,504	–	4,504	–	n/a	n/a	n/a	n/a	Equity,
									foreign exchange,
									interest rate
Derivatives	60,557	56,639	3,918	–	56,195	51,492	4,703	–	Equity,
									foreign exchange,
									interest rate
Financial assets designated at
fair value through profit or loss	3,305	–	3,305	–	4,032	–	4,032	–	Interest rate
Financial assets at fair value through
other comprehensive income	135,262	–	135,262	–	n/a	n/a	n/a	n/a	Equity,
									foreign exchange,
									interest rate
Available-for-sale securities	n/a	n/a	n/a	–	146,411	–	146,411	–	Foreign exchange,
									interest rate
Debt securities at amortized cost,
net of allowance for credit losses	81,832	–	81,832	–	n/a	n/a	n/a	n/a	Foreign exchange,
									interest rate
Held-to-maturity securities	n/a	n/a	n/a	–	71,363	–	71,363	–	Foreign exchange,
									interest rate
Securities purchased under
reverse repurchase agreements	124,600	2,497	122,103	–	134,429	1,345	133,084	–	Interest rate
Loans	607,129	–	607,129	–	616,374	–	616,374	–	Interest rate
Customers' liability under
acceptances	14,817	–	14,817	–	17,297	–	17,297	–	Interest rate
Investment in TD Ameritrade	7,505	–	7,505	–	7,784	–	7,784	–	Equity
Other assets[1]	1,519	–	1,519	–	1,549	–	1,549	–	Interest rate
Assets not exposed to
market risk	63,518	–	–	63,518	68,458	–	–	68,458
Total Assets	1,261,316	167,759	1,030,039	63,518	1,278,995	152,199	1,058,338	68,458

Liabilities subject to market risk
Trading deposits	93,827	4,108	89,719	–	79,940	3,539	76,401	–	Interest rate
Derivatives	58,578	53,373	5,205	–	51,214	46,206	5,008	–	Foreign exchange,
									interest rate
Securitization liabilities at fair value	11,840	11,840	–	–	12,757	12,757	–	–	Interest rate
Deposits	813,444	–	813,444	–	832,824	–	832,824	–	Equity, interest rate
Acceptances	14,817	–	14,817	–	17,297	–	17,297	–	Interest rate
Obligations related to securities
sold short	37,167	35,332	1,835	–	35,482	32,124	3,358	–	Interest rate
Obligations related to securities sold
under repurchase agreements	83,948	2,850	81,098	–	88,591	2,064	86,527	–	Interest rate
Securitization liabilities at amortized
cost	15,773	–	15,773	–	16,076	–	16,076	–	Interest rate
Subordinated notes and debentures	7,518	–	7,518	–	9,528	–	9,528	–	Interest rate
Other liabilities[1]	14,758	1	14,757	–	15,081	1	15,080	–	Interest rate
Liabilities and Equity not
exposed to market risk	109,646	–	–	109,646	120,205	–	–	120,205
Total Liabilities and Equity	$1,261,316	$107,503	$1,044,167	$109,646	$1,278,995	$96,691	$1,062,099	$120,205
1	Relates to retirement benefits, insurance, and structured entity liabilities.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 29

Calculating VaR

TD computes total VaR on a daily basis by combining the General Market Risk (GMR) and Idiosyncratic Debt Specific Risk (IDSR) associated with the Bank's trading positions.

GMR is determined by creating a distribution of potential changes in the market value of the current portfolio using historical simulation. The Bank values the current portfolio using the market price and rate changes of the most recent 259 trading days for equity, interest rate, foreign exchange, credit, and commodity products. GMR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. A one-day holding period is used for GMR calculation, which is scaled up to ten days for regulatory capital calculation purposes.

IDSR measures idiosyncratic (single-name) credit spread risk for credit exposures in the trading portfolio using Monte Carlo simulation. The IDSR model is based on the historical behaviour of five-year idiosyncratic credit spreads. Similar to GMR, IDSR is computed as the threshold level that portfolio losses are not expected to exceed more than one out of every 100 trading days. IDSR is measured for a ten-day holding period.

The following graph discloses daily one-day VaR usage and trading net revenue, reported on a taxable equivalent basis, within Wholesale Banking. Trading net revenue includes trading income and net interest income related to positions within the Bank's market risk capital trading books. For the quarter ended January 31, 2018, there were 3 days of trading losses and trading net revenue was positive for 95% of the trading days, reflecting normal trading activity. Losses in the quarter did not exceed VaR on any trading day.

VaR is a valuable risk measure but it should be used in the context of its limitations, for example:

•	VaR uses historical data to estimate future events, which limits its forecasting abilities;
•	it does not provide information on losses beyond the selected confidence level; and
•	it assumes that all positions can be liquidated during the holding period used for VaR calculation.

The Bank continuously improves its VaR methodologies and incorporates new risk measures in line with market conventions, industry best practices, and regulatory requirements.

To mitigate some of the shortcomings of VaR, the Bank uses additional metrics designed for risk management and capital purposes. These include Stressed VaR, IRC, Stress Testing Framework, as well as limits based on the sensitivity to various market risk factors.

Calculating Stressed VaR

In addition to VaR, the Bank also calculates Stressed VaR, which includes Stressed GMR and Stressed IDSR. Stressed VaR is designed to measure the adverse impact that potential changes in market rates and prices could have on the value of a portfolio over a specified period of stressed market conditions. Stressed VaR is determined using similar techniques and assumptions in GMR and IDSR VaR. However, instead of using the most recent 259 trading days (one year), the Bank uses a selected year of stressed market conditions. In the first quarter of 2018, Stressed VaR was calculated using the one-year period that began on February 1, 2008. The appropriate historical one-year period to use for Stressed VaR is determined on a quarterly basis. Stressed VaR is a part of regulatory capital requirements.

Calculating the Incremental Risk Charge

The IRC is applied to all instruments in the trading book subject to migration and default risk. Migration risk represents the risk of changes in the credit ratings of the Bank's exposures. TD applies a Monte Carlo simulation with a one-year horizon and a 99.9% confidence level to determine IRC, which is consistent with regulatory requirements. IRC is based on a "constant level of risk" assumption, which requires banks to assign a liquidity horizon to positions that are subject to IRC. IRC is a part of regulatory capital requirements.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 30

The following table presents the end of quarter, average, high, and low usage of TD's portfolio metrics.

TABLE 31: PORTFOLIO MARKET RISK MEASURES
(millions of Canadian dollars)	For the three months ended
	January 31				October 31	January 31
				2018	2017	2017
	As at	Average	High	Low	Average	Average
Interest rate risk	$11.3	$9.0	$14.0	$5.3	$10.2	$14.8
Credit spread risk	9.1	9.2	10.9	7.7	8.4	8.0
Equity risk	9.9	7.6	9.9	6.6	9.2	7.7
Foreign exchange risk	3.8	3.7	5.2	2.2	4.5	3.7
Commodity risk	2.3	2.7	4.7	1.3	1.3	1.5
Idiosyncratic debt specific risk	16.8	14.2	16.8	11.3	14.3	13.1
Diversification effect[1]	(30.4)	(27.2)	n/m2	n/m2	(28.5)	(27.3)
Total Value-at-Risk (one-day)	22.8	19.2	22.9	16.9	19.4	21.5
Stressed Value-at-Risk (one-day)	35.5	39.0	46.7	28.8	43.8	36.5
Incremental Risk Capital Charge
(one-year)	$197.0	$207.3	$266.6	$176.8	$252.4	$260.9

1	The aggregate VaR is less than the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
2	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.

Average VaR was relatively unchanged compared to the prior quarter. Year-over-year, there was a decrease in both average VaR and average interest rate VaR driven by U.S. interest rate risk positions. Average Stressed VaR decreased over the quarter driven by a decrease in equity risk positions.

Average IRC decreased both quarter-over-quarter and year-over-year driven by Canadian bank positions.

Validation of VaR Model

The Bank uses a back-testing process to compare the actual and theoretical profit and losses to VaR to ensure that they are consistent with the statistical results of the VaR model. The theoretical profit or loss is generated using the daily price movements on the assumption that there is no change in the composition of the portfolio. Validation of the IRC model must follow a different approach since the one-year horizon and 99.9% confidence level preclude standard back-testing techniques. Instead, key parameters of the IRC model such as transition and correlation matrices are subject to independent validation by benchmarking against external study results or through analysis using internal or external data.

Interest Rate Risk

The following graph3 shows the Bank's interest rate risk exposure (as measured by Economic Value at Risk (EVaR)) on all non-trading assets, liabilities, and derivative instruments used for structural interest rate management. This reflects the interest rate risk from personal and commercial banking products (loans and deposits) as well as related funding, investments and high quality liquid assets (HQLA). EVaR is defined as the difference between the change in the present value of the Bank's asset portfolio and the change in the present value of the Bank's liability portfolio, including off-balance sheet instruments and assumed profiles for non-rate sensitive products, resulting from an immediate and sustained 100 bps unfavourable interest rate shock. EVaR measures the relative sensitivity of asset and liability cash flow mismatches to changes in interest rates. Closely matching asset and liability cash flows reduces EVaR and mitigates the risk of volatility in future net interest income.

3	The footnotes included in Table 32 are also applicable to this graph.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 31

The Bank uses derivative financial instruments, wholesale investments, funding instruments, other capital market alternatives, and, less frequently, product pricing strategies to manage interest rate risk. As at January 31, 2018, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders' equity by $303 million (October 31, 2017 – $235 million) after tax. An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of shareholders' equity by $92 million (October 31, 2017 – $225 million) after tax.

The interest risk exposure, or EVaR, in the insurance business is not included in the above graph. Interest rate risk in the insurance business is managed using defined exposure limits and processes, as set and governed by the insurance Board of Directors.

The following table shows the sensitivity of the economic value of shareholders' equity (after tax) by currency for those currencies where TD has material exposure.

TABLE 32: SENSITIVITY OF AFTER-TAX ECONOMIC VALUE-AT-RISK BY CURRENCY
(millions of Canadian dollars)					As at
	January 31, 2018		October 31, 2017		January 31, 2017
	100 bps	100 bps	100 bps	100 bps	100 bps	100 bps
	increase	decrease	increase	decrease	increase	decrease
Canadian dollar	$(28)	$(56)	$(24)	$(43)	$1	$(47)[1]
U.S. dollar	(275)	(36)	(211)	(182)	(184)	(10)[2]
	$(303)	$(92)	$(235)	$(225)	$(183)	$(57)
1	Due to the low rate environment EVaR sensitivity has been measured using a 75 bps decline for Canadian interest rates for the quarter ended January 31, 2017, corresponding to an interest rate environment that is floored at 0%.
2	Due to the low rate environment EVaR sensitivity has been measured using a 75 bps decline for U.S. interest rates for the quarter ended January 31, 2017, corresponding to an interest rate environment that is floored at 0%.

Liquidity Risk

The risk of having insufficient cash or collateral to meet financial obligations and an inability to, in a timely manner, raise funding or monetize assets at a non-distressed price. Financial obligations can arise from deposit withdrawals, debt maturities, commitments to provide credit or liquidity support or the need to pledge additional collateral.

TD’S LIQUIDITY RISK APPETITE

The Bank maintains a prudent and disciplined approach to managing its potential exposure to liquidity risk. The Bank targets a 90-day survival horizon under a combined Bank-specific and market-wide stress scenario, and a minimum buffer over regulatory requirements prescribed by the OSFI Liquidity Adequacy

Requirements (LAR) guidelines. Under the LAR guidelines, Canadian banks are required to maintain a Liquidity Coverage Ratio (LCR) at the minimum of 100%. The Bank operates under a prudent funding paradigm with an emphasis on maximizing deposits as a core source of funding, and having a ready access to wholesale funding markets across diversified terms, funding types, and currencies so as to ensure low exposure to a sudden contraction of wholesale funding capacity and to minimize structural liquidity gaps. The Bank also maintains a detailed contingency funding plan to enhance preparedness for recovery from potential liquidity stress events. The resultant management strategies and actions comprise an integrated liquidity risk management program that ensures low exposure to identified sources of liquidity risk and compliance with regulatory requirements.

LIQUIDITY RISK MANAGEMENT RESPONSIBILITY

The Bank's Asset/Liability & Capital Committee (ALCO) oversees the Bank's liquidity risk management program. It ensures there are effective management structures and policies in place to properly measure and manage liquidity risk. The Global Liquidity & Funding Committee (GLF), a subcommittee of the ALCO comprised of senior management from Treasury and Balance Sheet Management (TBSM), Risk Management, Finance, and Wholesale Banking, identifies and monitors TD's liquidity risks. The management of liquidity risk globally is the responsibility of the Head of TBSM, while oversight and challenge is provided by the ALCO and independently by Risk Management. The Risk Committee of the Board regularly reviews the Bank's liquidity position and approves the Bank's Liquidity Risk Management Framework annually and policies bi-annually.

Pursuant to the Enhanced Prudential Standards for Bank Holdings Companies and Foreign Banking Organizations, TD has established TDGUS, as TD’s U.S. IHC, and a Combined U.S. Operations (CUSO) reporting unit that consists of the IHC and TD’s U.S. branch and agency network. Both TDGUS and CUSO are managed to the U.S. Enhanced Prudential Standards liquidity requirements in addition to the Bank’s liquidity management framework.

The Bank's liquidity risk appetite and liquidity risk management approach have not substantially changed from that described in the Bank's 2017 Annual Report. For a complete discussion of liquidity risk, refer to the "Liquidity Risk" section in the Bank's 2017 Annual Report.

Liquid assets

The unencumbered liquid assets TD holds to satisfy its liquidity requirements must be high quality securities that the Bank believes can be monetized quickly in stress conditions with minimum loss in market value. Unencumbered liquid assets are represented in a cumulative liquidity gap framework with adjustments made for estimated market or trading depths, settlement timing, and/or other identified impediments to potential sale or pledging. Overall, the Bank expects any reduction in market value of its liquid asset portfolio to be modest given the underlying high credit quality and demonstrated liquidity.

Although TD has access to the Bank of Canada's Emergency Lending Assistance Program, the Federal Reserve Bank Discount Window in the U.S., and the European Central Bank standby facilities, TD generally does not consider borrowing capacity at central banks under these types of programs as a source of available liquidity when assessing liquidity positions.

Assets held by TD to satisfy liquidity requirements are summarized in the following tables. The tables do not include assets held within the Bank's insurance businesses due to investment restrictions.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 32

TABLE 33: SUMMARY OF LIQUID ASSETS BY TYPE AND CURRENCY[1,2]
(millions of Canadian dollars, except as noted)						As at
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions[3]	liquid assets		liquid assets	liquid assets[3]
		January 31, 2018
Cash and due from banks	$2,464	$–	$2,464	–%	$311	$2,153
Canadian government obligations	16,811	51,943	68,754	13	45,598	23,156
National Housing Act Mortgage-Backed
Securities (NHA MBS)	43,136	45	43,181	8	3,613	39,568
Provincial government obligations	10,279	18,871	29,150	5	21,746	7,404
Corporate issuer obligations	6,124	3,433	9,557	2	963	8,594
Equities	8,521	2,202	10,723	2	6,231	4,492
Other marketable securities and/or loans	2,186	292	2,478	–	147	2,331
Total Canadian dollar-denominated	89,521	76,786	166,307	30	78,609	87,698
Cash and due from banks	38,927	–	38,927	7	536	38,391
U.S. government obligations	30,923	37,386	68,309	13	34,051	34,258
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	41,986	404	42,390	8	8,835	33,555
Other sovereign obligations	53,075	58,115	111,190	20	37,568	73,622
Corporate issuer obligations	62,367	1,288	63,655	12	4,654	59,001
Equities	25,621	22,474	48,095	9	15,493	32,602
Other marketable securities and/or loans	5,196	9	5,205	1	405	4,800
Total non-Canadian dollar-denominated	258,095	119,676	377,771	70	101,542	276,229
Total	$347,616	$196,462	$544,078	100%	$180,151	$363,927

		October 31, 2017
Cash and due from banks	$2,202	$–	$2,202	–%	$421	$1,781
Canadian government obligations	15,524	46,203	61,727	12	35,522	26,205
NHA MBS	37,178	45	37,223	7	3,888	33,335
Provincial government obligations	9,865	15,346	25,211	5	18,177	7,034
Corporate issuer obligations	4,348	3,362	7,710	2	1,173	6,537
Equities	9,634	2,518	12,152	2	4,930	7,222
Other marketable securities and/or loans	1,977	222	2,199	–	133	2,066
Total Canadian dollar-denominated	80,728	67,696	148,424	28	64,244	84,180
Cash and due from banks	44,886	–	44,886	9	42	44,844
U.S. government obligations	30,758	33,090	63,848	12	32,074	31,774
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	43,703	494	44,197	8	9,560	34,637
Other sovereign obligations	55,272	62,720	117,992	22	39,233	78,759
Corporate issuer obligations	62,867	1,945	64,812	12	6,101	58,711
Equities	21,230	21,124	42,354	8	16,741	25,613
Other marketable securities and/or loans	5,556	1,374	6,930	1	80	6,850
Total non-Canadian dollar-denominated	264,272	120,747	385,019	72	103,831	281,188
Total	$345,000	$188,443	$533,443	100%	$168,075	$365,368
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
3	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.

Liquid assets are held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches and are summarized in the following table.

TABLE 34: SUMMARY OF UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES[1]
(millions of Canadian dollars)		As at
	January 31	October 31
	2018	2017
The Toronto-Dominion Bank (Parent)	$116,214	$111,797
Bank subsidiaries	212,804	217,098
Foreign branches	34,909	36,473
Total	$363,927	$365,368
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 33

The Bank's monthly average liquid assets (excluding those held in insurance subsidiaries) for the quarters ended January 31, 2018, and October 31, 2017, are summarized in the following table.

TABLE 35: SUMMARY OF AVERAGE LIQUID ASSETS BY TYPE AND CURRENCY[1]
(millions of Canadian dollars, except as noted)		Average for the three months ended
		Securities
		received as
		collateral from
		securities
		financing and
	Bank-owned	derivative	Total		Encumbered	Unencumbered
	liquid assets	transactions[2]	liquid assets		liquid assets	liquid assets[2]
		January 31, 2018
Cash and due from banks	$3,212	$–	$3,212	1%	$300	$2,912
Canadian government obligations	14,872	51,379	66,251	12	42,768	23,483
NHA MBS	41,349	45	41,394	7	3,685	37,709
Provincial government obligations	10,708	16,388	27,096	5	19,486	7,610
Corporate issuer obligations	5,573	3,477	9,050	2	1,351	7,699
Equities	9,507	2,401	11,908	2	5,597	6,311
Other marketable securities and/or loans	2,308	264	2,572	–	123	2,449
Total Canadian dollar-denominated	87,529	73,954	161,483	29	73,310	88,173
Cash and due from banks	40,028	–	40,028	7	241	39,787
U.S. government obligations	29,803	41,837	71,640	13	39,747	31,893
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	43,146	469	43,615	8	9,571	34,044
Other sovereign obligations	54,021	63,783	117,804	21	40,460	77,344
Corporate issuer obligations	66,015	1,528	67,543	12	5,028	62,515
Equities	26,551	22,373	48,924	9	16,810	32,114
Other marketable securities and/or loans	5,265	8	5,273	1	375	4,898
Total non-Canadian dollar-denominated	264,829	129,998	394,827	71	112,232	282,595
Total	$352,358	$203,952	$556,310	100%	$185,542	$370,768

		October 31, 2017
Cash and due from banks	$3,543	$–	$3,543	1%	$392	$3,151
Canadian government obligations	16,991	41,681	58,672	11	33,870	24,802
NHA MBS	37,291	46	37,337	7	3,637	33,700
Provincial government obligations	9,804	13,094	22,898	5	15,013	7,885
Corporate issuer obligations	3,636	3,212	6,848	1	687	6,161
Equities	8,896	2,010	10,906	2	3,362	7,544
Other marketable securities and/or loans	2,004	246	2,250	1	134	2,116
Total Canadian dollar-denominated	82,165	60,289	142,454	28	57,095	85,359
Cash and due from banks	43,773	–	43,773	8	48	43,725
U.S. government obligations	29,555	39,400	68,955	13	37,243	31,712
U.S. federal agency obligations, including U.S.
federal agency mortgage-backed obligations	40,262	478	40,740	8	9,317	31,423
Other sovereign obligations	53,080	61,001	114,081	22	43,041	71,040
Corporate issuer obligations	60,637	1,565	62,202	12	5,810	56,392
Equities	17,998	12,413	30,411	6	9,665	20,746
Other marketable securities and/or loans	11,663	2,967	14,630	3	1,641	12,989
Total non-Canadian dollar-denominated	256,968	117,824	374,792	72	106,765	268,027
Total	$339,133	$178,113	$517,246	100%	$163,860	$353,386
1	Positions stated include gross asset values pertaining to secured borrowing/lending and reverse-repurchase/repurchase businesses.
2	Liquid assets include collateral received that can be re-hypothecated or otherwise redeployed.

Average liquid assets held in The Toronto-Dominion Bank and multiple domestic and foreign subsidiaries and branches are summarized in the following table.

TABLE 36: SUMMARY OF AVERAGE UNENCUMBERED LIQUID ASSETS BY BANK, SUBSIDIARIES, AND BRANCHES
(millions of Canadian dollars)	Average for the three months ended
	January 31	Ouctober 31
	2018	2017
The Toronto-Dominion Bank (Parent)	$113,583	$115,516
Bank subsidiaries	215,681	208,556
Foreign branches	41,504	29,314
Total	$370,768	$353,386

Asset Encumbrance

In the course of the Bank’s day-to-day operations, securities and other assets are pledged to obtain funding, support trading and prime brokerage business, and participate in clearing and settlement systems. In addition to liquid assets, a summary of encumbered and unencumbered assets is presented in the following table to identify assets that are used or available for potential funding needs.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 34

TABLE 37: ENCUMBERED AND UNENCUMBERED ASSETS[1]
(millions of Canadian dollars, except as noted)	As at
	Encumbered[2]		Unencumbered
						Encumbered
	Pledged as		Available as		Total	assets as a %
	collateral[3]	Other[4]	collateral[5]	Other[6]	assets	of total assets
					January 31, 2018
Cash and due from banks	$15	$7	$–	$3,874	$3,896	–%
Interest-bearing deposits with banks	4,935	–	30,161	9,797	44,893	0.4
Securities, trading loans, and other[7]	65,679	11,756	242,450	16,755	336,640	6.1
Derivatives	–	–	–	60,557	60,557	–
Securities purchased under reverse
repurchase agreements[8]	–	–	–	124,600	124,600	–
Loans, net of allowance for loan losses	24,061	52,386	80,099	450,583	607,129	6.1
Customers' liability under acceptances	–	–	–	14,817	14,817	–
Investment in TD Ameritrade	–	–	–	7,505	7,505	–
Goodwill	–	–	–	15,558	15,558	–
Other intangibles	–	–	–	2,521	2,521	–
Land, buildings, equipment, and other
depreciable assets	–	–	–	5,102	5,102	–
Deferred tax assets	–	–	–	2,352	2,352	–
Other assets[9]	436	–	–	35,310	35,746	–
Total on-balance sheet assets	$95,126	$64,149	$352,710	$749,331	$1,261,316	12.6%
Off-balance sheet items[10]
Securities purchased under reverse
repurchase agreements	119,594	–	26,993	(124,600)
Securities borrowing and collateral received	37,334	963	16,324	–
Margin loans and other client activity	5,884	–	22,674	(11,282)
Total off-balance sheet items	162,812	963	65,991	(135,882)
Total	$257,938	$65,112	$418,701	$613,449
					October 31, 2017
Total on-balance sheet assets	$88,894	$65,705	$359,169	$765,227	$1,278,995	12.1%
Total off-balance sheet items	154,350	229	61,328	(145,711)
Total	$243,244	$65,934	$420,497	$619,516
1	Certain comparative amounts have been restated to conform with the presentation adopted in the current period.
2	Asset encumbrance has been analyzed on an individual asset basis. Where a particular asset has been encumbered and TD has holdings of the asset both on-balance sheet and off- balance sheet, for the purpose of this disclosure, the on and off-balance sheet holdings are encumbered in alignment with the business practice.
3	Represents assets that have been posted externally to support the Bank's obligations in day-to-day operations, including securities related to repurchase agreements, securities lending, clearing and payment systems, and assets pledged for derivative transactions. Also includes assets that have been pledged supporting Federal Home Loan Bank (FHLB) activity.
4	Assets supporting TD's long-term funding activities, assets pledged against securitization liabilities, and assets held by consolidated securitization vehicles or in pools for covered bond issuance.
5	Assets that are considered readily available in their current legal form to generate funding or support collateral needs. This category includes reported FHLB assets that remain unutilized and held-to-maturity securities that are available for collateral purposes however not regularly utilized in practice.
6	Assets that cannot be used to support funding or collateral requirements in their current form. This category includes those assets that are potentially eligible as funding program collateral (for example, Canada Mortgage and Housing Corporation (CMHC) insured mortgages that can be securitized into NHA MBS).
7	Securities include trading loans, securities, non-trading financial assets at fair value through profit or loss and other financial assets designated at fair value through profit or loss, securities at FVOCI, and DSAC.
8	Assets reported in Securities purchased under reverse repurchase agreements represent the value of the loans extended and not the value of the collateral received.
9	Other assets include amounts receivable from brokers, dealers, and clients.
10	Off-balance sheet items include the collateral value from the securities received under reverse repurchase agreements, securities borrowing, margin loans, and other client activity. The loan value from the reverse repurchase transactions and margin loans/client activity is deducted from the on-balance sheet Unencumbered – Other category.

LIQUIDITY Stress Testing and Contingency Funding Plans

In addition to the "Severe Combined Stress" scenario, TD also performs liquidity stress testing on multiple alternate scenarios. These scenarios are a mix of TD-specific events, global macroeconomic stress events, and/or regional/subsidiary specific events designed to test the impact from unique drivers. Liquidity assessments are also part of the Bank's enterprise-wide stress testing program. Results from these stress event scenarios are used to inform the establishment of or make enhancements to policy limits and contingency funding plan actions.

The Bank has liquidity contingency funding plans (CFP) in place at the enterprise level ("Enterprise CFP") and for subsidiaries operating in both domestic and foreign jurisdictions ("Regional CFP"). The Enterprise CFP provides a documented framework for managing unexpected liquidity situations and thus is an integral component of the Bank's overall liquidity risk management program. It outlines different contingency levels based on the severity and duration of the liquidity situation, and identifies governance protocols and recovery actions appropriate for each stage. For each recovery action, it provides key operational steps required to execute the action. Regional CFP recovery actions are aligned to support the Enterprise CFP as well as any identified local liquidity needs during stress. The actions and governance structure proposed in the Enterprise CFP are aligned with the Bank's Crisis Management Recovery Plan.

Credit Ratings

Credit ratings impact TD's borrowing costs and ability to raise funds. Rating downgrades could potentially result in higher financing costs, increased requirement to pledge collateral, reduced access to capital markets, and could also affect the Bank's ability to enter into derivative transactions.

Credit ratings and outlooks provided by rating agencies reflect their views and are subject to change from time-to-time, based on a number of factors including the Bank's financial strength, competitive position, and liquidity, as well as factors not entirely within the Bank's control, including the methodologies used by rating agencies and conditions affecting the overall financial services industry.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 35

TABLE 38: CREDIT RATINGS[1]
As at
January 31, 2018
	Short-term	Senior long-term
Rating agency	debt rating	debt rating	Outlook
Moody's	P-1	Aa2	Negative
S&P	A-1+	AA-	Stable
DBRS	R-1 (high)	AA	Stable
1	The above ratings are for The Toronto-Dominion Bank legal entity. A more extensive listing, including subsidiaries' ratings, is available on the Bank's website at http://www.td.com/investor/credit.jsp. Credit ratings are not recommendations to purchase, sell, or hold a financial obligation inasmuch as they do not comment on market price or suitability for a particular investor. Ratings are subject to revision or withdrawal at any time by the rating organization.

The Bank regularly reviews the level of increased collateral its trading counterparties would require in the event of a downgrade of TD’s credit rating. The Bank holds liquid assets to ensure TD is able to provide additional collateral required by trading counterparties in the event of downgrades in the Bank's senior long-term credit ratings. Severe downgrades could have an impact on liquidity by requiring the Bank to post additional collateral for the benefit of the Bank's trading counterparties. The following table presents the additional collateral that could have been called at the reporting date in the event of one, two, and three-notch downgrades of the Bank's credit ratings.

TABLE 39: ADDITIONAL COLLATERAL REQUIREMENTS FOR RATING DOWNGRADES[1]
(millions of Canadian dollars)	Average for the three months ended
	January 31	October 31
	2018	2017
One-notch downgrade	$99	$112
Two-notch downgrade	120	140
Three-notch downgrade	351	357
1	The above collateral requirements are based on trading counterparty Credit Support Annex (CSA) and the Bank's credit rating across rating agencies. Where the CSA calls for multiple ratings, downgrades are determined by the change of the lower credit rating.

LIQUIDITY COVERAGE RATIO

The LCR is a Basel III metric calculated as the ratio of the stock of unencumbered HQLA over the net cash outflow requirements in the next 30 days under a hypothetical liquidity stress event. The stress event incorporates a number of idiosyncratic and market-wide shocks, including deposit run-offs, loss of wholesale funding, additional collateral requirements due to credit rating downgrades and market volatility, increases in usage of credit and liquidity facilities provided to the Bank's clients, and other obligations the Bank expects to honour during stress to mitigate reputational risk.

The Bank must maintain the LCR above 100% under normal operating conditions in accordance with the OSFI LAR requirement. The Bank’s LCR is calculated according to the scenario parameters in the OSFI LAR guideline, including prescribed HQLA eligibility criteria and haircuts, deposit run-off rates, and other outflow and inflow rates. HQLA eligible for the LCR calculation under the OSFI LAR guidelines are primarily central bank reserves, sovereign issued or guaranteed securities, and high quality securities issued by non-financial entities.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 36

The following table summarizes the Bank's average daily LCR position for the quarter ended January 31, 2018.

TABLE 40: AVERAGE BASEL III LIQUIDITY COVERAGE RATIO[1]
(millions of Canadian dollars, except as noted)	Average for the three months ended
		January 31, 2018
	Total unweighted	Total weighted
	value (average)[2]	value (average)[3]

High-quality liquid assets
Total high-quality liquid assets	$ n/a4	$222,041

Cash outflows
Retail deposits and deposits from small business customers, of which:	438,622	31,035
Stable deposits[5]	$183,255	$5,498
Less stable deposits	255,367	25,537
Unsecured wholesale funding, of which:	240,130	117,834
Operational deposits (all counterparties) and deposits in networks of cooperative banks[6]	92,586	21,946
Non-operational deposits (all counterparties)	115,375	63,719
Unsecured debt	32,169	32,169
Secured wholesale funding	n/a4	9,306
Additional requirements, of which:	178,447	49,526
Outflows related to derivative exposures and other collateral requirements	29,238	12,755
Outflows related to loss of funding on debt products	6,778	6,778
Credit and liquidity facilities	142,431	29,993
Other contractual funding obligations	9,026	4,144
Other contingent funding obligations[7]	537,923	8,398
Total cash outflows	$ n/a4	$220,243

Cash inflows
Secured lending	$161,098	$15,678
Inflows from fully performing exposures	13,892	7,295
Other cash inflows	14,705	14,705
Total cash inflows	$189,695	$37,678

	Average for the three months ended
	January 31, 2018	October 31, 2017
	Total adjusted	Total adjusted
	value	value
Total high-quality liquid assets[8]	$222,041	$209,086
Total net cash outflows[9]	182,565	173,936
Liquidity coverage ratio	122%	120%
1	The LCR for the quarter ended January 31, 2018, is calculated as an average of the 62 daily data points in the quarter.
2	Unweighted inflow and outflow values are outstanding balances maturing or callable within 30 days.
3	Weighted values are calculated after the application of respective HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR guidelines.
4	Not applicable.
5	As defined by OSFI LAR, stable deposits from retail and small medium-sized enterprise (SME) customers are deposits that are insured, and are either held in transactional accounts or the depositors have an established relationship with the Bank that make deposit withdrawal highly unlikely.
6	Operational deposits from non-SME business customers are deposits kept with the Bank in order to facilitate their access and ability to conduct payment and settlement activities. These activities include clearing, custody, or cash management services.
7	Includes uncommitted credit and liquidity facilities, stable value money market mutual funds, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows. TD has no contractual obligation to buyback these outstanding TD debt securities, and as a result, a 0% outflow rate is applied under the OSFI LAR guideline.
8	Adjusted HQLA includes both asset haircut and applicable caps, as prescribed by the OSFI LAR (HQLA assets after haircuts are capped at 40% for Level 2 and 15% for Level 2B).
9	Adjusted Net Cash Outflows include both inflow and outflow rates and applicable caps, as prescribed by the OSFI LAR (inflows are capped at 75% of outflows).

The Bank’s average LCR of 122% for quarter ended January 31, 2018, continues to meet the regulatory requirement. The 2% change over the prior quarter’s LCR was mainly due to the increase in HQLA as a result of term wholesale funding activity.

The Bank holds a variety of liquid assets commensurate with liquidity needs in the organization. Many of these assets qualify as HQLA under the OSFI LAR guidelines. The average HQLA of the Bank for the quarter ended January 31, 2018, was $222 billion (October 31, 2017 – $209 billion), with Level 1 assets representing 79% (October 31, 2017 – 80%). The Bank’s reported HQLA excludes excess HQLA from the U.S. Retail operations, as required by the OSFI LAR, to reflect liquidity transfer considerations between U.S. Retail and its affiliates in the Bank as a result of U.S. Federal Reserve Board's regulations. By excluding excess HQLA, the U.S. Retail LCR is effectively capped at 100% prior to total Bank consolidation.

The Bank manages its LCR position with a target minimum that reflects management's liquidity risk tolerances. As described in the "How TD Manages Liquidity Risk" section of the Bank's 2017 Annual Report, the Bank manages its HQLA and other liquidity buffers to the higher of TD's 90-day surplus requirement and the target buffers over regulatory requirements from the LCR and the Net Cumulative Cash Flow (NCCF) metrics. As a result, the total stock of HQLA is subject to ongoing rebalancing against the projected liquidity requirements.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 37

FUNDING

The Bank has access to a variety of unsecured and secured funding sources. The Bank’s funding activities are conducted in accordance with the liquidity management policy that requires assets be funded to the appropriate term and to a prudent diversification profile.

The Bank's primary approach to managing funding activities is to maximize the use of deposits raised through personal and commercial banking channels. The following table illustrates the Bank’s large base of personal and commercial, wealth, and TD Ameritrade sweep deposits (collectively, "P&C deposits") that make up over 73% of total funding.

TABLE 41: SUMMARY OF DEPOSIT FUNDING
(millions of Canadian dollars)		As at
	January 31	October 31
	2018	2017
P&C deposits – Canadian Retail	$353,705	$350,446
P&C deposits – U.S. Retail	320,270	336,302
Other deposits	99	99
Total	$674,074	$686,847

The Bank actively maintains various registered external wholesale term (greater than 1 year) funding programs to provide access to diversified funding sources, including asset securitization, covered bonds, and unsecured wholesale debt. The Bank also raises term funding through Canadian deposit Notes, Canadian NHA MBS, Canada Mortgage Bonds, debt issued in Australia, and notes backed by credit card receivables (Evergreen Credit Card Trust). The Bank's wholesale funding is diversified by geography, by currency, and by funding types. The Bank raises short term (1 year and less) funding using certificates of deposit and commercial paper.

The following table summarizes the registered term funding programs by geography, with the related program size.

Canada	United States	Europe
Capital Securities Program ($10 billion) Canadian Senior Medium Term Linked Notes Program ($2 billion) HELOC ABS Program (Genesis Trust II) ($7 billion)	U.S. SEC (F-3) Registered Capital and Debt Program (US$40 billion)	United Kingdom Listing Authority (UKLA) Registered Legislative Covered Bond Program ($40 billion) UKLA Registered European Medium Term Note Program (US$20 billion)

TD regularly evaluates opportunities to diversify its funding into new markets and to new investors in order to manage funding risk and cost. The following table presents a breakdown of the Bank's term debt by currency and funding type. Term funding for the quarter ended January 31, 2018, was $110.3 billion (October 31, 2017 – $109.3 billion).

TABLE 42: LONG-TERM FUNDING
		As at
	January 31	October 31
Long-term funding by currency	2018	2017
Canadian dollar	37%	37%
U.S. dollar	41	42
Euro	14	14
British pound	5	4
Other	3	3
Total	100%	100%

Long-term funding by type
Senior unsecured medium term notes	55%	53%
Covered bonds	26	27
Mortgage securitization[1]	14	15
Term asset backed securities	5	5
Total	100%	100%
1	Mortgage securitization excludes the residential mortgage trading business.

The Bank maintains depositor concentration limits against short-term wholesale deposits so that it does not depend on small groups of depositors for funding. The Bank further limits short-term wholesale funding maturity concentration in an effort to mitigate exposures to refinancing risk during a stress event.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 38

The following table represents the remaining maturity of various sources of funding outstanding as at January 31, 2018, and October 31, 2017.

TABLE 43: WHOLESALE FUNDING
(millions of Canadian dollars)	As at
						January 31		October 31
						2018		2017
	Less than	1 to 3	3 to 6	6 months	Over 1 to	Over
	1 month	months	months	to 1 year	2 years	2 years	Total	Total
Deposits from banks[1]	$9,940	$8,826	$1,002	$112	$75	$–	$19,955	$17,990
Bearer deposit note	848	730	3,518	285	–	–	5,381	3,700
Certificates of deposit	8,457	19,773	10,776	17,394	–	–	56,400	65,465
Commercial paper	9,214	8,173	6,153	14,937	–	–	38,477	25,281
Covered bonds	–	–	–	–	833	27,516	28,349	29,319
Mortgage securitization	70	1,020	1,402	3,345	3,874	17,902	27,613	28,833
Senior unsecured medium term notes	–	8,814	2,460	9,891	11,234	27,276	59,675	57,570
Subordinated notes and debentures[2]	–	–	–	–	–	7,518	7,518	9,528
Term asset backed securitization	–	1,230	–	1,350	1,738	1,364	5,682	5,835
Other[3]	3,995	1,172	64	348	–	155	5,734	8,443
Total	$32,524	$49,738	$25,375	$47,662	$17,754	$81,731	$254,784	$251,964

Of which:
Secured	$4,065	$3,422	$1,466	$5,043	$6,445	$46,937	$67,378	$72,430
Unsecured	28,459	46,316	23,909	42,619	11,309	34,794	187,406	179,534
Total	$32,524	$49,738	$25,375	$47,662	$17,754	$81,731	$254,784	$251,964
1	Includes fixed-term deposits from banks.
2	Subordinated notes and debentures are not considered wholesale funding as they may be raised primarily for capital management purposes.
3	Includes fixed-term deposits from non-bank institutions (unsecured) of $5.7 billion (October 31, 2017 – $8.4 billion).

Excluding the Wholesale Banking mortgage aggregation business, the Bank's total mortgage-backed securities issuance for the three months ended January 31, 2018, was $0.6 billion (three months ended January 31, 2017 – $0.5 billion). Other asset backed securities issuance for the three months ended January 31, 2018, was nil (three months ended January 31, 2017 – $0.7 billion). The Bank also issued $4.6 billion of unsecured medium-term notes for the three months ended January 31, 2018 (three months ended January 31, 2017 – $2.6 billion) in various currencies and markets. The total covered bonds issuance for the three months ended January 31, 2018, was $0.9 billion (three months ended January 31, 2017 – $2.3 billion).

REGULATORY DEVELOPMENTS CONCERNING LIQUIDITY AND FUNDING

On March 22, 2016, the Government of Canada, in its 2016 federal budget, proposed to introduce framework legislation for the bail-in regime along with accompanying enhancements to Canada’s bank resolution toolkit. The regime will provide the Canada Deposit Insurance Corporation (CDIC) with a new statutory power to convert specified eligible liabilities of D-SIBs into common shares in the unlikely event such banks become non-viable. The Budget Implementation Act, providing amendments to the CDIC Act, Bank Act and other statutes to allow for bail-in, was passed in June 2016. TD is monitoring the bail-in developments and expects further details to be included in the regulations and an implementation timeline to be clarified in the near future.

In October 2014, the BCBS released the final standard for "Basel III: the net stable funding ratio" with an implementation date of January 1, 2018. The net stable funding ratio (NSFR) requires that the ratio of available stable funding over required stable funding be greater than 100%. The NSFR is designed to reduce structural funding risk by requiring banks to have sufficient stable sources of funding and lower reliance on funding maturing in one year to support their businesses. Based on implementation progress at the international level, OSFI has determined that it will target a revised NSFR implementation date of January 2020. Relevant areas of the LAR Guideline have been updated to reflect the implementation delay.

MATURITY ANALYSIS OF ASSETS, LIABILITIES, AND OFF-bALANCE SHEET COMMITMENTS

The following table summarizes on-balance sheet and off-balance sheet categories by remaining contractual maturity. Off-balance sheet commitments include contractual obligations to make future payments on operating and capital lease commitments, certain purchase obligations and other liabilities. The values of credit instruments reported in the following table represent the maximum amount of additional credit that the Bank could be obligated to extend should contracts be fully utilized. Since a significant portion of guarantees and commitments are expected to expire without being drawn upon, the total of the contractual amounts is not representative of future liquidity requirements. These contractual obligations have an impact on the Bank’s short-term and long-term liquidity and capital resource needs.

The maturity analysis presented does not depict the Bank’s degree of maturity transformation or the Bank’s exposure to interest rate and liquidity risk. The Bank ensures that assets are appropriately funded to protect against borrowing cost volatility and potential reductions to funding market availability. The Bank utilizes stable P&C non-specific maturity deposits (chequing and savings accounts) and P&C term deposits as the primary source of long-term funding for the Bank’s non-trading assets. The Bank also funds the stable balance of revolving lines of credit with long-term funding sources. The Bank conducts long-term funding activities based on the projected net growth for non-trading assets after considering such items as new business volumes, renewals of both term loans and term deposits, and how customers exercise options to prepay loans and pre-redeem deposits. The Bank also raises shorter-term unsecured wholesale deposits to fund trading assets based on its internal estimates of liquidity of these assets under stressed market conditions.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 39

TABLE 44: REMAINING CONTRACTUAL MATURITY
(millions of Canadian dollars)								As at
								January 31, 2018
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	maturity	Total
Assets
Cash and due from banks	$3,896	$–	$–	$–	$–	$–	$–	$–	$–	$3,896
Interest-bearing deposits with banks	43,614	548	300	6	3	–	–	–	422	44,893
Trading loans, securities, and other[1]	1,134	3,250	4,838	2,023	3,436	6,938	24,891	20,910	44,455	111,875
Non-trading financial assets at fair value through
profit or loss	474	166	11	935	92	1,373	115	773	565	4,504
Derivatives	8,281	10,074	3,844	3,205	3,587	6,415	13,775	11,376	–	60,557
Financial assets designated at fair value through
profit or loss	134	170	341	113	92	488	1,093	874	–	3,305
Financial assets at fair value through other comprehensive
income	2,390	1,969	4,649	2,867	2,880	13,451	69,307	35,242	2,507	135,262
Debt securities at amortized cost, net of allowance
for credit losses	425	2,906	2,873	2,099	3,188	13,636	23,319	33,386	(137)	81,695
Securities purchased under reverse repurchase agreements	82,294	28,997	10,110	1,608	1,577	8	6	–	–	124,600
Loans
Residential mortgages	617	3,897	13,982	12,730	8,616	35,828	110,963	31,238	–	217,871
Consumer instalment and other personal	723	1,950	3,440	3,080	3,110	13,002	46,071	25,393	60,942	157,711
Credit card	–	–	–	–	–	–	–	–	33,134	33,134
Business and government	24,956	5,227	5,790	8,260	7,075	13,888	59,569	57,242	19,871	201,878
Total loans	26,296	11,074	23,212	24,070	18,801	62,718	216,603	113,873	113,947	610,594
Allowance for loan losses	–	–	–	–	–	–	–	–	(3,465)	(3,465)
Loans, net of allowance for loan losses	26,296	11,074	23,212	24,070	18,801	62,718	216,603	113,873	110,482	607,129
Customers' liability under acceptances	12,281	2,435	100	1	–	–	–	–	–	14,817
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	7,505	7,505
Goodwill[2]	–	–	–	–	–	–	–	–	15,558	15,558
Other intangibles[2]	–	–	–	–	–	–	–	–	2,521	2,521
Land, buildings, equipment, and other depreciable assets[2]	–	–	–	–	–	–	–	–	5,102	5,102
Deferred tax assets	–	–	–	–	–	–	–	–	2,352	2,352
Amounts receivable from brokers, dealers, and clients	22,902	–	–	–	–	–	–	–	–	22,902
Other assets	2,730	1,181	245	104	121	149	282	108	7,923	12,843
Total assets	$206,851	$62,770	$50,523	$37,031	$33,777	$105,176	$349,391	$216,542	$199,255	$1,261,316
Liabilities
Trading deposits	$11,552	$27,771	$19,020	$16,994	$14,939	$544	$2,002	$1,005	$–	$93,827
Derivatives	10,349	10,017	3,677	2,642	3,048	6,347	11,753	10,745	–	58,578
Securitization liabilities at fair value	–	113	699	–	765	1,641	6,518	2,104	–	11,840
Deposits[3,4]
Personal	4,717	6,798	7,259	6,545	6,272	9,009	9,765	52	406,914	457,331
Banks	9,293	5,426	443	16	201	–	2	8	7,570	22,959
Business and government	25,112	22,953	7,479	6,534	7,634	12,975	44,898	12,685	192,884	333,154
Total deposits	39,122	35,177	15,181	13,095	14,107	21,984	54,665	12,745	607,368	813,444
Acceptances	12,281	2,435	100	1	–	–	–	–	–	14,817
Obligations related to securities sold short[1]	1,499	1,490	1,409	383	1,118	3,832	13,587	12,707	1,142	37,167
Obligations related to securities sold under repurchase
agreements	68,966	10,869	3,920	57	29	73	34	–	–	83,948
Securitization liabilities at amortized cost	70	907	702	1,254	1,327	2,233	6,316	2,964	–	15,773
Amounts payable to brokers, dealers, and clients	24,996	–	–	–	–	–	–	–	–	24,996
Insurance-related liabilities	128	194	310	357	437	959	1,742	977	1,609	6,713
Other liabilities[5]	4,161	2,194	407	965	1,768	2,082	1,321	776	5,847	19,521
Subordinated notes and debentures	–	–	–	–	–	–	–	7,518	–	7,518
Equity	–	–	–	–	–	–	–	–	73,174	73,174
Total liabilities and equity	$173,124	$91,167	$45,425	$35,748	$37,538	$39,695	$97,938	$51,541	$689,140	$1,261,316
Off-balance sheet commitments
Credit and liquidity commitments[6,7]	$14,812	$18,213	$15,782	$8,206	$13,179	$22,003	$85,510	$2,963	$2,400	$183,068
Operating lease commitments	78	156	232	230	226	850	2,040	3,266	–	7,078
Other purchase obligations	21	50	88	59	123	246	242	–	–	829
Unconsolidated structured entity commitments	–	610	512	110	408	477	–	–	–	2,117
Total off-balance sheet commitments	$14,911	$19,029	$16,614	$8,605	$13,936	$23,576	$87,792	$6,229	$2,400	$193,092
1	Amount has been recorded according to the remaining contractual maturity of the underlying security.
2	For the purposes of this table, non-financial assets have been recorded as having 'no specific maturity'.
3	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having 'no specific maturity'.
4	Includes $28 billion of covered bonds with remaining contractual maturities of $1 billion in 'over 1 to 2 years', $21 billion in 'over 2 to 5 years', and $6 billion in 'over 5 years'.
5	Includes $81 million of capital lease commitments with remaining contractual maturities of $2 million in 'less than 1 month', $5 million in '1 month to 3 months', $7 million in '3 months to 6 months', $7 million in '6 months to 9 months', $7 million in '9 months to 1 year', $24 million in 'over 1 to 2 years', $21 million in 'over 2 to 5 years', and $8 million in 'over 5 years'.
6	Includes $121 million in commitments to extend credit to private equity investments.
7	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 40

TABLE 44: REMAINING CONTRACTUAL MATURITY (continued)[1]
(millions of Canadian dollars)									As at
								October 31, 2017
									No
	Less than	1 to 3	3 to 6	6 to 9	9 months	Over 1 to	Over 2 to	Over	specific
	1 month	months	months	months	to 1 year	2 years	5 years	5 years	maturity	Total
Assets
Cash and due from banks	$3,971	$–	$–	$–	$–	$–	$–	$–	$–	$3,971
Interest-bearing deposits with banks	49,825	742	13	6	7	–	–	–	592	51,185
Trading loans, securities, and other[2]	721	3,433	3,178	4,090	4,007	9,092	22,611	17,669	39,117	103,918
Derivatives	6,358	7,744	5,016	2,379	2,657	6,790	13,500	11,751	–	56,195
Financial assets designated at fair value through
profit or loss	232	269	402	353	233	370	1,059	897	217	4,032
Available-for-sale securities	652	4,020	1,794	3,867	3,121	15,622	72,964	42,083	2,288	146,411
Held-to-maturity securities	83	824	2,709	2,583	1,874	12,805	22,697	27,788	–	71,363
Securities purchased under reverse repurchase agreements	84,880	33,930	11,433	3,068	1,086	24	8	–	–	134,429
Loans
Residential mortgages	905	2,677	8,869	16,042	13,264	36,284	109,260	34,778	–	222,079
Consumer instalment and other personal	701	1,342	3,329	3,760	3,315	12,902	44,850	25,651	61,251	157,101
Credit card	–	–	–	–	–	–	–	–	33,007	33,007
Business and government	20,255	7,351	7,079	7,155	9,621	14,623	59,870	59,107	15,917	200,978
Debt securities classified as loans	–	15	–	2	16	31	248	2,897	–	3,209
Total loans	21,861	11,385	19,277	26,959	26,216	63,840	214,228	122,433	110,175	616,374
Allowance for loan losses	–	–	–	–	–	–	–	–	(3,783)	(3,783)
Loans, net of allowance for loan losses	21,861	11,385	19,277	26,959	26,216	63,840	214,228	122,433	106,392	612,591
Customers' liability under acceptances	14,822	2,372	96	5	2	–	–	–	–	17,297
Investment in TD Ameritrade	–	–	–	–	–	–	–	–	7,784	7,784
Goodwill[3]	–	–	–	–	–	–	–	–	16,156	16,156
Other intangibles[3]	–	–	–	–	–	–	–	–	2,618	2,618
Land, buildings, equipment, and other depreciable assets[3]	–	–	–	–	–	–	–	–	5,313	5,313
Deferred tax assets	–	–	–	–	–	–	–	–	2,497	2,497
Amounts receivable from brokers, dealers, and clients	29,971	–	–	–	–	–	–	–	–	29,971
Other assets	2,393	600	1,052	104	99	138	298	140	8,440	13,264
Total assets	$215,769	$65,319	$44,970	$43,414	$39,302	$108,681	$347,365	$222,761	$191,414	$1,278,995
Liabilities
Trading deposits	$10,349	$20,834	$25,071	$7,192	$12,820	$1,494	$1,469	$711	$–	$79,940
Derivatives	5,307	7,230	4,587	2,200	1,981	6,868	11,111	11,930	–	51,214
Securitization liabilities at fair value	4	1,118	139	709	–	1,832	5,966	2,989	–	12,757
Deposits[4,5]
Personal	4,538	6,472	6,424	6,619	6,740	9,487	10,162	65	417,648	468,155
Banks	12,375	4,766	1,354	16	91	3	–	11	7,271	25,887
Business and government	23,899	18,868	15,492	4,488	6,392	15,783	43,465	14,555	195,840	338,782
Total deposits	40,812	30,106	23,270	11,123	13,223	25,273	53,627	14,631	620,759	832,824
Acceptances	14,822	2,372	96	5	2	–	–	–	–	17,297
Obligations related to securities sold short[2]	1,348	3,003	770	624	765	3,948	11,677	11,921	1,426	35,482
Obligations related to securities sold under repurchase
agreements	72,361	11,057	4,826	219	20	64	44	–	–	88,591
Securitization liabilities at amortized cost	48	668	1,062	708	1,264	3,060	6,287	2,979	–	16,076
Amounts payable to brokers, dealers, and clients	32,851	–	–	–	–	–	–	–	–	32,851
Insurance-related liabilities	123	182	294	338	417	926	1,738	1,097	1,660	6,775
Other liabilities[6]	3,551	2,352	1,826	255	1,290	2,934	1,557	814	5,891	20,470
Subordinated notes and debentures	–	–	–	–	–	–	–	9,528	–	9,528
Equity	–	–	–	–	–	–	–	–	75,190	75,190
Total liabilities and equity	$181,576	$78,922	$61,941	$23,373	$31,782	$46,399	$93,476	$56,600	$704,926	$1,278,995
Off-balance sheet commitments
Credit and liquidity commitments[7,8]	$19,208	$15,961	$14,402	$10,536	$7,934	$22,423	$85,183	$3,228	$2,325	$181,200
Operating lease commitments	79	158	236	234	232	881	2,115	3,505	–	7,440
Other purchase obligations	24	102	79	59	52	224	318	–	–	858
Unconsolidated structured entity commitments	696	494	228	266	408	724	–	–	–	2,816
Total off-balance sheet commitments	$20,007	$16,715	$14,945	$11,095	$8,626	$24,252	$87,616	$6,733	$2,325	$192,314
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
2	Amount has been recorded according to the remaining contractual maturity of the underlying security.
3	For the purposes of this table, non-financial assets have been recorded as having 'no specific maturity'.
4	As the timing of demand deposits and notice deposits is non-specific and callable by the depositor, obligations have been included as having 'no specific maturity'.
5	Includes $29 billion of covered bonds with remaining contractual maturities of $2 billion in 'over 1 to 2 years', $19 billion in 'over 2 to 5 years', and $8 billion in 'over 5 years'.
6	Includes $89 million of capital lease commitments with remaining contractual maturities of $2 million in 'less than 1 month', $5 million in '1 month to 3 months', $7 million in '3 months to 6 months', $7 million in '6 months to 9 months', $7 million in '9 months to 1 year', $26 million in 'over 1 to 2 years', $25 million in 'over 2 to 5 years', and $10 million in 'over 5 years'.
7	Includes $123 million in commitments to extend credit to private equity investments.
8	Commitments to extend credit exclude personal lines of credit and credit card lines, which are unconditionally cancellable at the Bank's discretion at any time.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 41

securitization and off-balance sheet arrangements

The Bank enters into securitization and off-balance sheet arrangements in the normal course of operations. The Bank is involved with structured entities that it sponsors, as well as entities sponsored by third-parties. Refer to "Securitization and Off-Balance Sheet Arrangements" section, Note 9: Transfer of Financial Assets and Note 10: Structured Entities of the Bank's 2017 Annual Report for further details. There have been no significant changes to the Bank's securitization and off-balance sheet arrangements during the quarter ended January 31, 2018.

Securitization of Bank-Originated Assets

The Bank securitizes residential mortgages, business and government loans, credit cards, and personal loans to enhance its liquidity position, to diversify sources of funding, and to optimize the management of the balance sheet.

Residential Mortgage Loans

The Bank securitizes residential mortgage loans through significant unconsolidated special purpose entities (SPEs) and Canadian non-SPE third-parties. Residential mortgage loans securitized by the Bank may give rise to full derecognition of the financial assets depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes residential mortgage loans, the Bank may be exposed to the risks of transferred loans through retained interests.

Consumer Instalment and Other Personal Loans

The Bank securitizes consumer instalment and other personal loans through a consolidated SPE. The Bank consolidates the SPE as it serves as a financing vehicle for the Bank’s assets, the Bank has power over the key economic decisions of the SPE, and the Bank is exposed to the majority of the residual risks of the SPE.

Credit Card Loans

The Bank securitizes credit card loans through a SPE. The Bank consolidates the SPE as it serves as a financing vehicle for the Bank’s assets, the Bank has power over the key economic decisions of the SPE, and the Bank is exposed to the majority of the residual risks of the SPE.

Business and Government Loans

The Bank securitizes business and government loans through significant unconsolidated SPEs and Canadian non-SPE third parties. Business and government loans securitized by the Bank may be derecognized from the Bank's balance sheet depending on the individual arrangement of each transaction. In instances where the Bank fully derecognizes business and government loans, the Bank may be exposed to the risks of transferred loans through retained interests. There are no ECLs on the retained interests of the securitized business and government loans as the mortgages are all government insured.

Securitization of Third Party-Originated Assets

Significant Unconsolidated Special Purpose Entities

Multi-Seller Conduits

The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. TD's maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of liquidity facilities for multi-seller conduits was $12.5 billion as at January 31, 2018 (October 31, 2017 – $13.2 billion). Further, as at January 31, 2018, the Bank had committed to provide an additional $1.8 billion in liquidity facilities that can be used to support future asset-backed commercial paper (ABCP) in the purchase of deal-specific assets (October 31, 2017 – $2.9 billion).

All third-party assets securitized by the Bank's unconsolidated multi-seller conduits were originated in Canada and sold to Canadian securitization structures.

Off-Balance Sheet Exposure to Third Party-Sponsored Conduits

The Bank has off-balance sheet exposure to third party-sponsored conduits arising from providing liquidity facilities and funding commitments of $2.3 billion as at January 31, 2018 (October 31, 2017 – $1.5 billion). The assets within these conduits are comprised of individual notes backed by automotive loan receivables, credit card receivables, and trade receivables. As at January 31, 2018, these assets have maintained ratings from various credit rating agencies, with a minimum rating of A. On-balance sheet exposure to third party-sponsored conduits have been included in the financial statements.

ACCOUNTING POLICIES AND ESTIMATES

The Bank's unaudited Interim Consolidated Financial Statements have been prepared in accordance with IFRS. For details of the Bank's accounting policies under IFRS, refer to Note 2 of the Bank's first quarter 2018 Interim Consolidated Financial Statements and the 2017 Annual Consolidated Financial Statements. For details of the Bank's significant accounting judgments, estimates, and assumptions under IFRS, refer to Note 3 of the Bank's first quarter 2018 Interim Consolidated Financial Statements and the 2017 Annual Consolidated Financial Statements.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards have been issued, but are not yet effective on the date of issuance of the Bank's Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Interim Consolidated Financial Statements and will adopt these standards when they become effective.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15), which establishes the principles for recognizing revenue and cash flows arising from contracts with customers and prescribes the application of a five-step recognition and measurement model. The standard excludes from its scope revenue arising from items such as financial instruments, insurance contracts, and leases. In July 2015, the IASB confirmed a one-year deferral of the effective date to annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank. In April 2016, the IASB issued amendments to IFRS 15, which provided additional guidance on the identification of performance obligations, on assessing principal versus agent considerations and on licensing revenue. The amendments also provided additional transitional relief upon initial adoption of IFRS 15 and have the same effective date as the IFRS 15 standard. The Bank plans to apply the standard on a modified retrospective basis, recognizing the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings as of November 1, 2018. The Bank is continuing to assess the impact of the new standard on its financial statements, including the presentation of certain revenue and expense items, the timing and measurement of revenue recognition, as well as additional qualitative and quantitative disclosures. The Bank does not currently expect a significant impact as a result of adopting the new standard.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 42

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which will replace IAS 17, introducing a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize right-of-use assets and lease liabilities for most leases. Lessees will also recognize depreciation expense on the right-of-use asset and interest expense on the lease liability in the statement of income. Short-term leases, which are defined as those that have a lease term of 12 months or less and leases of low-value assets are exempt. Lessor accounting remains substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, which will be November 1, 2019 for the Bank, and is to be applied retrospectively. Early adoption is permitted only if aligned with or after the adoption of IFRS 15. The Bank is currently assessing the impact of adopting this standard.

Share-based Payment

In June 2016, the IASB published amendments to IFRS 2, Share-based Payment, which provide additional guidance on the classification and measurement of share-based payment transactions. The amendments clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features for withholding tax obligations, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank. The Bank plans to apply the standard prospectively. The amendments to IFRS 2 are not expected to have a material impact on the Bank.

Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts (IFRS 17), which replaces the guidance in IFRS 4, Insurance Contracts and establishes a new model for recognizing insurance policy obligations, premium revenue, and claims-related expenses. IFRS 17 will be effective for the Bank's annual period beginning November 1, 2021. Early application is permitted on or before the date of initial application of IFRS 17. The Bank is currently assessing the impact of adopting this standard.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank's policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting. The Bank adopted IFRS 9, Financial Instruments, effective November 1, 2017 and has updated and modified certain internal controls over financial reporting as a result of the new accounting standard. Refer to Note 2 and Note 3 of the Interim Consolidated Financial Statements for further information regarding the Bank’s changes to accounting policies, procedures, and estimates.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 43

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(As at and in millions of Canadian dollars)	January 31, 2018	October 31, 2017
ASSETS
Cash and due from banks	$3,896	$3,971
Interest-bearing deposits with banks	44,893	51,185
	48,789	55,156
Trading loans, securities, and other (Note 4)	111,875	103,918
Non-trading financial assets at fair value through profit or loss (Note 4)	4,504	n/a1
Derivatives (Note 4)	60,557	56,195
Financial assets designated at fair value through profit or loss (Note 4)	3,305	4,032
Financial assets at fair value through other comprehensive income (Notes 4, 5, 6)	135,262	n/a
Available-for-sale securities (Notes 4, 5)	n/a	146,411
	315,503	310,556
Debt securities at amortized cost, net of allowance for credit losses (Note 5)	81,695	n/a
Held-to-maturity securities (Note 5)	n/a	71,363
Securities purchased under reverse repurchase agreements	124,600	134,429
Loans (Note 6)
Residential mortgages	217,871	222,079
Consumer instalment and other personal	157,711	157,101
Credit card	33,134	33,007
Business and government	201,878	200,978
Debt securities classified as loans	n/a	3,209
	610,594	616,374
Allowance for loan losses (Note 6)	(3,465)	(3,783)
Loans, net of allowance for loan losses	607,129	612,591
Other
Customers' liability under acceptances	14,817	17,297
Investment in TD Ameritrade (Note 7)	7,505	7,784
Goodwill (Note 8)	15,558	16,156
Other intangibles	2,521	2,618
Land, buildings, equipment, and other depreciable assets	5,102	5,313
Deferred tax assets (Note 16)	2,352	2,497
Amounts receivable from brokers, dealers, and clients	22,902	29,971
Other assets (Note 9)	12,843	13,264
	83,600	94,900
Total assets	$1,261,316	$1,278,995
LIABILITIES
Trading deposits (Notes 4, 10)	$93,827	$79,940
Derivatives (Note 4)	58,578	51,214
Securitization liabilities at fair value (Note 4)	11,840	12,757
	164,245	143,911
Deposits (Note 10)
Personal	457,331	468,155
Banks	22,959	25,887
Business and government	333,154	338,782
	813,444	832,824
Other
Acceptances	14,817	17,297
Obligations related to securities sold short (Note 4)	37,167	35,482
Obligations related to securities sold under repurchase agreements (Note 4)	83,948	88,591
Securitization liabilities at amortized cost	15,773	16,076
Amounts payable to brokers, dealers, and clients (Note 4)	24,996	32,851
Insurance-related liabilities	6,713	6,775
Other liabilities (Note 11)	19,521	20,470
	202,935	217,542
Subordinated notes and debentures (Note 12)	7,518	9,528
Total liabilities	1,188,142	1,203,805
EQUITY
Shareholders' Equity
Common shares (Note 13)	21,094	20,931
Preferred shares (Note 13)	4,750	4,750
Treasury shares – common (Note 13)	(92)	(176)
Treasury shares – preferred (Note 13)	(9)	(7)
Contributed surplus	229	214
Retained earnings	41,744	40,489
Accumulated other comprehensive income (loss)	4,472	8,006
	72,188	74,207
Non-controlling interests in subsidiaries	986	983
Total equity	73,174	75,190
Total liabilities and equity	$1,261,316	$1,278,995
1	Not applicable.

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 44

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31	January 31
	2018	2017
Interest income
Loans	$6,469	$5,705
Securities
Interest	1,454	1,066
Dividends	246	281
Deposits with banks	139	75
	8,308	7,127
Interest expense
Deposits	2,109	1,475
Securitization liabilities	139	111
Subordinated notes and debentures	92	100
Other	538	300
	2,878	1,986
Net interest income	5,430	5,141
Non-interest income
Investment and securities services	1,156	1,113
Credit fees	282	264
Net securities gain (loss) (Note 5)	3	14
Trading income (loss)	287	213
Income (loss) from non-trading financial instruments at fair value through profit or loss	13	n/a
Income (loss) from financial instruments designated at fair value through profit or loss	(75)	(112)
Service charges	671	663
Card services	595	624
Insurance revenue	944	952
Other income (loss)	54	248
	3,930	3,979
Total revenue	9,360	9,120
Provision for credit losses (Note 6)	693	633
Insurance claims and related expenses	575	574
Non-interest expenses
Salaries and employee benefits (Note 15)	2,560	2,586
Occupancy, including depreciation	442	451
Equipment, including depreciation	245	242
Amortization of other intangibles	196	170
Marketing and business development	156	166
Restructuring charges	45	(5)
Brokerage-related fees	82	82
Professional and advisory services	251	289
Other	869	916
	4,846	4,897
Income before income taxes and equity in net income of an investment
in TD Ameritrade	3,246	3,016
Provision for (recovery of) income taxes (Note 16)	1,040	596
Equity in net income of an investment in TD Ameritrade (Note 7)	147	113
Net income	2,353	2,533
Preferred dividends	52	48
Net income available to common shareholders and non-controlling
interests in subsidiaries	$2,301	$2,485
Attributable to:
Common shareholders	$2,283	$2,456
Non-controlling interests in subsidiaries	18	29
Earnings per share (Canadian dollars) (Note 17)
Basic	$1.24	$1.32
Diluted	1.24	1.32
Dividends per common share (Canadian dollars)	0.60	0.55

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 45

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME[1] (unaudited)
(millions of Canadian dollars)	For the three months ended
	January 31	January 31
	2018	2017
Net income	$2,353	$2,533
Other comprehensive income (loss), net of income taxes
Items that will be subsequently reclassified to net income
Net change in unrealized gains (losses) on financial assets at fair value through other comprehensive income (available-for-sale securities under IAS 39)
Change in unrealized gains (losses) on available-for-sale securities	n/a	120
Change in unrealized gains (losses) on debt securities at fair value through
other comprehensive income	7	n/a
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities	n/a	(27)
Reclassification to earnings of net losses (gains) in respect of debt securities at fair value
through other comprehensive income	(2)	n/a
Reclassification to earnings of changes in allowance for credit losses on debt securities at fair value through
other comprehensive income	3	n/a
	8	93
Net change in unrealized foreign currency translation gains (losses) on
Investments in foreign operations, net of hedging activities
Unrealized gains (losses) on investments in foreign operations	(3,086)	(1,907)
Reclassification to earnings of net losses (gains) on investment in foreign operations	–	17
Net gains (losses) on hedges of investments in foreign operations	841	480
Reclassification to earnings of net losses (gains) on hedges of investments in foreign operations	–	(13)
	(2,245)	(1,423)
Net change in gains (losses) on derivatives designated as cash flow hedges
Change in gains (losses) on derivatives designated as cash flow hedges	(2,395)	(1,214)
Reclassification to earnings of losses (gains) on cash flow hedges	1,149	(159)
	(1,246)	(1,373)
Items that will not be subsequently reclassified to net income
Actuarial gains (losses) on employee benefit plans	20	443
Change in net unrealized gains (losses) on equity securities designated at fair value through
other comprehensive income	26	n/a
	46	443
Total other comprehensive income (loss), net of income taxes	(3,437)	(2,260)
Total Comprehensive income (loss) for the year	$(1,084)	$273
Attributable to:
Common shareholders	$(1,154)	$196
Preferred shareholders	52	48
Non-controlling interests in subsidiaries	18	29
1	The amounts are net of income tax provisions (recoveries) presented in the following table.

Income Tax Provisions (Recoveries) in the Interim Consolidated Statement of Comprehensive Income
(millions of Canadian dollars)	For the three months ended
		January 31	January 31
		2018	2017
Change in unrealized gains (losses) on available-for-sale securities	$	n/a	$52
Change in unrealized gains (losses) on debt securities at fair value through
other comprehensive income		(57)	n/a
Less: Reclassification to earnings of net losses (gains) in respect of available-for-sale securities		n/a	(18)
Less: Reclassification to earnings of net losses (gains) in respect of debt securities at fair value
through other comprehensive income		1	n/a
Less: Reclassification to earnings of changes in allowance for credit losses on debt securities at fair value through
other comprehensive income		–	n/a
Unrealized gains (losses) on investments in foreign operations		–	–
Less: Reclassification to earnings of net losses (gains) on investment in foreign operations		–	–
Net gains (losses) on hedges of investments in foreign operations		304	173
Less: Reclassification to earnings of net losses (gains) on hedges of investments in foreign operations		–	5
Change in gains (losses) on derivatives designated as cash flow hedges		(1,046)	(676)
Less: Reclassification to earnings of losses (gains) on cash flow hedges		(576)	(23)
Actuarial gains (losses) on employee benefit plans		24	160
Change in net unrealized gains (losses) on equity securities designated at fair value through
other comprehensive income		14	n/a
Total income taxes		$(186)	$(255)

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 46

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)	For the three months ended
	January 31	January 31
	2018	2017
Common shares (Note 13)
Balance at beginning of period	$20,931	$20,711
Proceeds from shares issued on exercise of stock options	72	47
Shares issued as a result of dividend reinvestment plan	91	78
Balance at end of period	21,094	20,836
Preferred shares (Note 13)
Balance at beginning of period	4,750	4,400
Balance at end of period	4,750	4,400
Treasury shares – common (Note 13)
Balance at beginning of period	(176)	(31)
Purchase of shares	(1,899)	(2,478)
Sale of shares	1,983	2,291
Balance at end of period	(92)	(218)
Treasury shares – preferred (Note 13)
Balance at beginning of period	(7)	(5)
Purchase of shares	(31)	(50)
Sale of shares	29	50
Balance at end of period	(9)	(5)
Contributed surplus
Balance at beginning of period	214	203
Net premium (discount) on sale of treasury shares	24	7
Issuance of stock options, net of options exercised	(8)	(3)
Other	(1)	(1)
Balance at end of period	229	206
Retained earnings
Balance at beginning of period	40,489	35,452
Impact of adoption of IFRS 9	53	n/a
Net income attributable to shareholders	2,335	2,504
Common dividends	(1,102)	(1,021)
Preferred dividends	(52)	(48)
Actuarial gains (losses) on employee benefit plans	20	443
Realized gains (losses) on equity securities designated at fair value through
other comprehensive income	1	n/a
Balance at end of period	41,744	37,330
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on debt securities at fair value through other comprehensive income:
Balance at beginning of period	510	n/a
Impact of adoption of IFRS 9	19	n/a
Other comprehensive income (loss)	5	n/a
Allowance for credit losses	3	n/a
Balance at end of period	537	n/a
Net unrealized gain (loss) on equity securities designated at fair value through other comprehensive income:
Balance at beginning of period	113	n/a
Impact of adoption of IFRS 9	(96)	n/a
Other comprehensive income (loss)	27	n/a
Reclassification of loss (gain) to retained earnings	(1)	n/a
Balance at end of period	43	n/a
Net unrealized gain (loss) on available-for-sale securities:
Balance at beginning of period	n/a	299
Other comprehensive income (loss)	n/a	93
Balance at end of period	n/a	392
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	7,791	9,679
Other comprehensive income (loss)	(2,245)	(1,423)
Balance at end of period	5,546	8,256
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	(408)	1,856
Other comprehensive income (loss)	(1,246)	(1,373)
Balance at end of period	(1,654)	483
Total accumulated other comprehensive income	4,472	9,131
Total shareholders' equity	72,188	71,680
Non-controlling interests in subsidiaries
Balance at beginning of period	983	1,650
Net income attributable to non-controlling interests in subsidiaries	18	29
Other	(15)	(57)
Balance at end of period	986	1,622
Total equity	$73,174	$73,302

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 47

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)	For the three months ended
	January 31	January 31
	2018	2017
Cash flows from (used in) operating activities
Net income before income taxes, including equity in net income of an investment in TD Ameritrade	$3,393	$3,129
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses (Note 6)	693	633
Depreciation	137	148
Amortization of other intangibles	196	170
Net securities losses (gains) (Note 5)	(3)	(14)
Equity in net income of an investment in TD Ameritrade (Note 7)	(147)	(113)
Deferred taxes	680	219
Changes in operating assets and liabilities
Interest receivable and payable (Notes 9, 11)	(62)	(74)
Securities sold under repurchase agreements	(4,643)	10,365
Securities purchased (sold) under reverse repurchase agreements	9,829	(10,337)
Securities sold short	1,685	(2,583)
Trading loans and securities	(8,043)	(11,004)
Loans net of securitization and sales	(4,777)	(273)
Deposits	(5,493)	12,409
Derivatives	3,002	4,113
Non-trading financial assets at fair value through profit or loss	4,768	n/a
Financial assets designated at fair value through profit or loss	(155)	(311)
Securitization liabilities	(1,220)	(688)
Current taxes	159	(192)
Brokers, dealers and clients amounts receivable and payable	(786)	1,407
Other	3,018	2,562
Net cash from (used in) operating activities	2,231	9,566
Cash flows from (used in) financing activities
Redemption or repurchase of subordinated notes and debentures (Note 12)	(1,850)	(2,258)
Common shares issued (Note 13)	61	39
Sale of treasury shares (Note 13)	2,036	2,348
Purchase of treasury shares (Note 13)	(1,930)	(2,528)
Dividends paid	(1,063)	(991)
Distributions to non-controlling interests in subsidiaries	(18)	(29)
Net cash from (used in) financing activities	(2,764)	(3,419)
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	6,292	(724)
Activities in financial assets at fair value through other comprehensive income
Purchases	(4,999)	n/a
Proceeds from maturities	6,438	n/a
Proceeds from sales	440	n/a
Activities in available-for-sale securities (Note 5)
Purchases	n/a	(17,763)
Proceeds from maturities	n/a	7,524
Proceeds from sales	n/a	1,009
Activities in debt securities at amortized cost (Note 5)
Purchases	(10,678)	n/a
Proceeds from maturities	3,003	n/a
Activities in held-to-maturity securities (Note 5)
Purchases	n/a	(7,045)
Proceeds from maturities	n/a	9,730
Proceeds from sales	n/a	452
Activities in debt securities classified as loans
Purchases	n/a	(13)
Proceeds from maturities	n/a	171
Proceeds from sales	n/a	450
Net purchases of land, building, equipment, and other depreciable assets	74	(21)
Net cash from (used in) investing activities	570	(6,230)
Effect of exchange rate changes on cash and due from banks	(112)	(76)
Net increase (decrease) in cash and due from banks	(75)	(159)
Cash and due from banks at beginning of period	3,971	3,907
Cash and due from banks at end of period	$3,896	$3,748
Supplementary disclosure of cash flows from operating activities
Amount of income taxes paid (refunded) during the period	$601	$780
Amount of interest paid during the period	2,922	2,060
Amount of interest received during the period	8,044	6,855
Amount of dividends received during the period	263	240

The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 48

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

NOTE 1: NATURE OF OPERATIONS

CORPORATE INFORMATION

The Toronto-Dominion Bank is a bank chartered under the Bank Act. The shareholders of a bank are not, as shareholders, liable for any liability, act, or default of the bank except as otherwise provided under the Bank Act. The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). The Bank was formed through the amalgamation on February 1, 1955, of The Bank of Toronto (chartered in 1855) and The Dominion Bank (chartered in 1869). The Bank is incorporated and domiciled in Canada with its registered and principal business offices located at 66 Wellington Street West, Toronto, Ontario. TD serves customers in three business segments operating in a number of locations in key financial centres around the globe: Canadian Retail, U.S. Retail, and Wholesale Banking.

BASIS OF PREPARATION

The accompanying Interim Consolidated Financial Statements and accounting principles followed by the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI). The Interim Consolidated Financial Statements are presented in Canadian dollars, unless otherwise indicated.

These Interim Consolidated Financial Statements were prepared on a condensed basis in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34) using the accounting policies as described in Note 2 of the Bank's 2017 Annual Consolidated Financial Statements. Certain comparative amounts have been restated/reclassified to conform with the presentation adopted in the current period.

The preparation of the Interim Consolidated Financial Statements requires that management make estimates, assumptions, and judgments regarding the reported amount of assets, liabilities, revenue and expenses, and disclosure of contingent assets and liabilities, as further described in Note 3 of the Bank's 2017 Annual Consolidated Financial Statements and Note 3 in this report. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

The Bank's Interim Consolidated Financial Statements have been prepared using uniform accounting policies for like transactions and events in similar circumstances. All intercompany transactions, balances, and unrealized gains and losses on transactions are eliminated on consolidation.

The Interim Consolidated Financial Statements for the three months ended January 31, 2018, were approved and authorized for issue by the Bank's Board of Directors, in accordance with a recommendation of the Audit Committee, on February 28, 2018.

As the Interim Consolidated Financial Statements do not include all of the disclosures normally provided in the Annual Consolidated Financial Statements, it should be read in conjunction with the Bank's 2017 Annual Consolidated Financial Statements and the accompanying Notes, and the shaded sections of the 2017 Management's Discussion and Analysis (MD&A). Certain disclosures are included in the shaded sections of the "Managing Risk" section of the MD&A in this report, as permitted by IFRS, and form an integral part of the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements were prepared under a historical cost basis, except for certain items carried at fair value as discussed in Note 2 of the Bank's 2017 Annual Consolidated Financial Statements and Note 2 in this report.

NOTE 2: CURRENT AND FUTURE CHANGES IN ACCOUNTING POLICIES

CURRENT CHANGES IN ACCOUNTING POLICY

The following new standard has been adopted by the Bank.

IFRS 9 FINANCIAL INSTRUMENTS

On November 1, 2017, the Bank adopted IFRS 9, Financial Instruments (IFRS 9), which replaces the guidance in IAS 39, Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 includes requirements on: (1) Classification and measurement of financial assets and liabilities; (2) Impairment of financial assets; and (3) General hedge accounting. Accounting for macro hedging has been decoupled from IFRS 9. The Bank has an accounting policy choice to apply the hedge accounting requirements of IFRS 9 or IAS 39. The Bank has made the decision to continue applying the IAS 39 hedge accounting requirements at this time and will comply with the revised annual hedge accounting disclosures as required by the related amendments to IFRS 7, Financial Instruments: Disclosures (IFRS 7).

IFRS 9 is effective for annual periods beginning on or after January 1, 2018. In January 2015, OSFI issued the final version of the Advisory titled "Early adoption of IFRS 9 Financial Instruments for Domestic Systemically Important Banks" which mandated that all domestic systemically important banks (D-SIBs), including the Bank, were required to early adopt IFRS 9 for the annual period beginning on November 1, 2017. As such, on November 1, 2017 the Bank adopted IFRS 9 retrospectively. IFRS 9 does not require restatement of comparative period financial statements except in limited circumstances related to aspects of hedge accounting. Entities are permitted to restate comparatives as long as hindsight is not applied however the Bank made the decision not to restate comparative period financial information and has recognized any measurement differences between the previous carrying amounts and the new carrying amounts on November 1, 2017, through an adjustment to opening retained earnings or accumulated other comprehensive income (AOCI), as applicable. Refer to the Bank's 2017 Annual Consolidated Financial Statements and the accompanying Notes for accounting policies under IAS 39 applied during those periods.

Amendments were also made to IFRS 7 introducing expanded qualitative and quantitative disclosures related to IFRS 9, which the Bank has also adopted for the annual period beginning November 1, 2017.

Classification and Measurement of Financial Assets

With the adoption of IFRS 9, the Bank now classifies its financial assets into the following categories:

•	Amortized cost;
•	Fair value through other comprehensive income (FVOCI);
•	Held-for-trading;
•	Non-trading fair value through profit or loss (FVTPL); and
•	Designated at FVTPL.

The Bank continues to recognize financial assets on a trade date basis.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 49

Debt Instruments

The classification and measurement for debt instruments is based on the Bank’s business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest (SPPI). Refer to Note 3 for judgment with respect to business models and SPPI.

The Bank has determined its business models as follows:

•	Held-to-collect: the objective is to collect contractual cash flows;
•	Held-to-collect-and-sell: the objective is both to collect contractual cash flows and sell the financial assets; and
•	Held-for-sale and other business models: the objective is neither of the above.

The Bank performs the SPPI test for financial assets held within the held-to-collect and held-to-collect-and-sell business models. If these financial assets have contractual cash flows which are inconsistent with a basic lending arrangement, they are classified as non-trading financial assets measured at FVTPL. In a basic lending arrangement, interest includes only consideration for time value of money, credit risk, other basic lending risks, and a reasonable profit margin.

Debt Securities and Loans Measured at Amortized Cost

Debt securities and loans held within a held-to-collect business model where their contractual cash flows pass the SPPI test are measured at amortized cost. The carrying amount of these financial assets is adjusted by an allowance for credit losses recognized and measured as described in the Impairment – Expected Credit Loss Model section of this note, as well as any write-offs and unearned income, which includes prepaid interest, loan origination fees and costs, commitment fees, loan syndication fees and unamortized discounts or premiums. Interest income is recognized in the Interim Consolidated Statement of Income using the effective interest rate method (EIRM). Loan origination fees and costs are considered to be adjustments to the loan yield and are recognized in interest income over the term of the loan. Commitment fees are recognized in credit fees over the commitment period when it is unlikely that the commitment will be called upon; otherwise, they are recognized in interest income over the term of the resulting loan. Loan syndication fees are recognized in credit fees upon completion of the financing placement unless the yield on any loan retained by the Bank is less than that of other comparable lenders involved in the financing syndicate. In such cases, an appropriate portion of the fee is recognized as a yield adjustment in interest income over the term of the loan.

Debt Securities and Loans Measured at Fair Value through Other Comprehensive Income

Debt securities and loans held within a held-to-collect-and-sell business model where their contractual cash flows pass the SPPI test are measured at FVOCI. Fair value changes are recognized in OCI, except for impairment gains or losses, interest income and foreign exchange gains and losses on the instrument's amortized cost, which are recognized in the Interim Consolidated Statement of Income. The expected credit loss (ECL) allowance is recognized and measured as described in the Impairment – Expected Credit Loss Model section of this note. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to income and recognized in net securities gain (loss). Interest income from these financial assets is included in interest income using EIRM.

Financial Assets Held for Trading

The held-for-sale business model includes financial assets held within the trading portfolios if they have been originated, acquired, or incurred principally for the purpose of selling or repurchasing in the near term, or if they form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of short-term profit-taking. Financial assets held within the held-for-sale business model consist of trading securities, trading loans, as well as certain debt securities and financing-type physical commodities that are recorded on the Interim Consolidated Balance Sheet as securities purchased under reverse repurchase agreements. Trading portfolio assets are recognized on a trade date basis and are accounted for at fair value, with changes in fair value as well as any gains or losses realized on disposal recognized in trading income. Transaction costs are expensed as incurred. Dividends are recognized on the ex-dividend date and interest is recognized on an accrual basis. Both dividends and interest are included in interest income.

Non-Trading Financial Assets Measured at Fair Value through Profit or Loss

Non-trading financial assets measured at FVTPL include financial assets held within the held-for-sale and other business models, for example debt securities and loans managed on a fair value basis. Financial assets held within the held-to-collect or held-to-collect-and-sell business models that do not pass the SPPI test are also classified as non-trading financial assets measured at FVTPL. Changes in fair value as well as any gains or losses realized on disposal are recognized in income (loss) from non-trading financial instruments at FVTPL. Interest income from debt instruments is included in interest income on an accrual basis.

Financial Assets Designated at Fair Value through Profit or Loss

Debt instruments in a held-to-collect or held-to-collect-and-sell business model can be designated at initial recognition as measured at FVTPL, provided the designation can eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring these financial assets on a different basis. The fair value through profit or loss designation is available only for those financial instruments for which a reliable estimate of fair value can be obtained. Once financial assets are designated at fair value through profit or loss, the designation is irrevocable. Changes in fair value as well as any gains or losses realized on disposal are recognized in income (loss) from financial instruments designated at FVTPL. Interest income from these financial assets is included in interest income on an accrual basis.

Equity Instruments

Equity investments are required to be measured at FVTPL (classified as non-trading financial assets measured at FVTPL), except where the Bank has elected at initial recognition to irrevocably designate an equity investment, held for purposes other than trading, at FVOCI. If such election is made, the fair value changes, including any associated foreign exchange gains or losses, are recognized in OCI and are not subsequently reclassified to net income, including upon disposal. Realized gains and losses are transferred directly to retained earnings upon disposal. Consequently, there is no review required for impairment. Dividends will normally be recognized in interest income unless the dividends represent a recovery of part of the cost of the investment. Gains and losses on non-trading equity investments measured at FVTPL are included in income (loss) from non-trading financial instruments at FVTPL in the Interim Consolidated Statement of Income.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 50

Classification and Measurement for Financial Liabilities

The Bank classifies its financial liabilities into the following categories:

•	Held-for-trading;
•	Designated at FVTPL; and
•	Other liabilities.

Financial Liabilities Held for Trading

Financial liabilities held for trading are primarily trading deposits, securitization liabilities at fair value, obligations related to securities sold short and obligations related to certain securities sold under repurchase agreements, which are incurred with an intention to repurchase them in the near term, or form part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short term profit-taking. Trading portfolio liabilities are recognized on a trade date basis and are accounted for at fair value, with changes in fair value and any gains or losses recognized in trading income. Transaction costs are expensed as incurred. Interest is recognized on an accrual basis and included in interest expense.

Financial Liabilities Designated at Fair Value through Profit or Loss

Certain financial liabilities that do not meet the definition of trading may be designated at FVTPL. To be designated at FVTPL, financial liabilities must meet one of the following criteria: (1) the designation eliminates or significantly reduces a measurement or recognition inconsistency; (2) a group of financial liabilities is managed and its performance is evaluated on a fair value basis in accordance with a documented risk management or investment strategy; or (3) the instrument contains one or more embedded derivatives unless a) the embedded derivative does not significantly modify the cash flows that otherwise would be required by the contract, or b) it is clear with little or no analysis that separation of the embedded derivative from the financial instrument is prohibited. In addition, the FVTPL designation is available only for those financial instruments for which a reliable estimate of fair value can be obtained. Once financial liabilities are designated at FVTPL, the designation is irrevocable. Liabilities designated at FVTPL are carried at fair value on the Interim Consolidated Balance Sheet, with changes in fair value as well as any gains or losses realized on disposal recognized in other income, except for the amount of change in fair value attributable to changes in the Bank's own credit risk, which is presented in OCI. This exception does not apply to loan commitments or financial guarantee contracts. Interest is recognized on an accrual basis using EIRM and is included in interest expense.

Other Financial Liabilities

Deposits

Deposits, other than deposits included in a trading portfolio, are accounted for at amortized cost. Accrued interest on deposits, calculated using EIRM, is included in Other liabilities on the Interim Consolidated Balance Sheet and is recognized as Interest expense on the Interim Consolidated Statement of Income.

Subordinated Notes and Debentures

Subordinated notes and debentures are accounted for at amortized cost. Accrued interest on subordinated notes and debentures is included in other liabilities on the Interim Consolidated Balance Sheet. Interest, including capitalized transaction costs, is recognized on an accrual basis using EIRM as Interest expense on the Interim Consolidated Statement of Income.

Reclassification of Financial Assets and Liabilities

Financial assets and financial liabilities are not reclassified subsequent to their initial recognition, except for financial assets for which the Bank changes its business model for managing financial assets. Such reclassifications of financial assets are expected to be rare in practice.

Impairment – Expected Credit Loss Model

The ECL model applies to financial assets, including loans and debt securities, measured at amortized cost, loans and debt securities measured at FVOCI, and loan commitments, and financial guarantees that are not measured at FVTPL.

The ECL model consists of three stages: Stage 1 – 12-month ECLs for performing financial assets, Stage 2 – Lifetime ECLs for financial assets that have experienced a significant increase in credit risk since initial recognition, and Stage 3 – Lifetime ECLs for financial assets that are impaired. ECLs are the difference between all contractual cash flows that are due to the Bank in accordance with the contract and all the cash flows the Bank expects to receive, discounted at the original effective interest rate. If a significant increase in credit risk has occurred since initial recognition, impairment is measured as lifetime ECLs. Otherwise, impairment is measured as 12-month ECLs which represent the portion of lifetime ECLs that is expected to occur based on default events that are possible within 12 months after the reporting date. If credit quality improves in a subsequent period such that the increase in credit risk since initial recognition is no longer considered significant, the loss allowance reverts back to being measured based on 12-month ECLs.

Significant Increase in Credit Risk

For retail exposures, significant increase in credit risk is assessed based on changes in the 12-month probability of default (PD) since initial recognition, using a combination of individual and collective information that incorporates borrower and account specific attributes and relevant forward-looking macroeconomic variables.

For non-retail exposures, significant increase in credit risk is assessed based on changes in the internal risk rating (borrower risk ratings (BRR)) since initial recognition.

The Bank defines default as delinquency of 90 days or more for most retail products and BRR 9 for non-retail exposures. Exposures are considered impaired and migrate to Stage 3 when they are 90 days or more past due for retail exposures, rated BRR 9 for non-retail exposures, or when there is objective evidence that there has been a deterioration of credit quality to the extent the Bank no longer has reasonable assurance as to the timely collection of the full amount of principal and interest.

When determining whether there has been a significant increase in credit risk since initial recognition of a financial asset, the Bank considers all reasonable and supportable information that is available without undue cost or effort about past events, current conditions, and forecast of future economic conditions. Refer to Note 3 for additional details.

Measurement of Expected Credit Losses

ECLs are measured as the probability-weighted present value of expected cash shortfalls over the remaining expected life of the financial instrument and consider reasonable and supportable information about past events, current conditions, and forecasts of future events and economic conditions that impact the Bank's credit risk assessment. Expected life is the maximum contractual period the Bank is exposed to credit risk, including extension options for which the borrower has unilateral right to exercise. For certain financial instruments that include both a loan and an undrawn commitment and the Bank's contractual ability to demand repayment and cancel the undrawn commitment does not limit the Bank's exposure to credit losses to the contractual notice period, ECLs are measured over the period the Bank is exposed to credit risk. For example, ECLs for credit cards are measured over the borrowers' expected behavioural life, incorporating survivorship assumptions and borrower specific attributes.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 51

The Bank leverages its Advanced Internal Ratings Based (AIRB) models used for regulatory capital purposes and incorporates adjustments where appropriate to calculate ECLs.

Forward-Looking Information and Expert Credit Judgment

Forward-looking information is considered when determining significant increase in credit risk and measuring ECLs. Forward-looking macroeconomic factors are incorporated in the risk parameters as relevant.

Qualitative factors that are not already considered in the modelling are incorporated by exercising expert credit judgment in determining the final ECL. Refer to Note 3 for additional details.

Modified Loans

In cases where a borrower experiences financial difficulties, the Bank may grant certain concessionary modifications to the terms and conditions of a loan. Modifications may include payment deferrals, extension of amortization periods, rate reductions, principal forgiveness, debt consolidation, forbearance and other modifications intended to minimize the economic loss and to avoid foreclosure or repossession of collateral. The Bank has policies in place to determine the appropriate remediation strategy based on the individual borrower.

If the Bank determines that a modification results in expiry of cash flows, the original asset is derecognized while a new asset is recognized based on the new contractual terms. Significant increase in credit risk is assessed relative to the risk of default on the date of modification.

If the Bank determines that a modification does not result in derecognition, significant increase in credit risk is assessed based on the risk of default at initial recognition of the original asset. Expected cash flows arising from the modified contractual terms are considered when calculating the ECL for the modified asset. For loans that were modified while having a lifetime ECL, the loans can revert to having 12-month ECL after a period of performance and improvement in the borrower's financial condition.

Allowance for Loan Losses, Excluding Acquired Credit-Impaired (ACI) Loans

The allowance for loan losses represents management's best estimate of ECLs in the lending portfolios, including any off-balance sheet exposures, at the balance sheet date. The allowance for loan losses for lending portfolios reported on the Interim Consolidated Balance Sheet, which includes credit-related allowances for residential mortgages, consumer instalment and other personal, credit card, business and government loans, is deducted from Loans on the Interim Consolidated Balance Sheet. The allowance for loan losses for loans measured at FVOCI is presented on the Interim Consolidated Statement of Changes in Equity. The allowance for loan losses for off-balance sheet instruments, which relates to certain guarantees, letters of credit, and undrawn lines of credit, is recognized in Other liabilities on the Interim Consolidated Balance Sheet. Allowances for lending portfolios reported on the balance sheet and off-balance sheet exposures are calculated using the same methodology. The allowance is increased by the provision for credit losses and decreased by write-offs net of recoveries and disposals. Each quarter, allowances are reassessed and adjusted based on any changes in management's estimate of the ECL. Loan losses on impaired loans in Stage 3 continue to be recognized by means of an allowance for loan losses until a loan is written off.

A loan is written off against the related allowance for loan losses when there is no realistic prospect of recovery. Non-retail loans are generally written off when all reasonable collection efforts have been exhausted, such as when a loan is sold, when all security has been realized, or when all security has been resolved with the receiver or bankruptcy court. Non-real estate secured retail loans are generally written off when contractual payments are 180 days past due, or when a loan is sold. Real-estate secured retail loans are generally written off when the security is realized.

Allowance for Credit Losses on Debt Securities

The allowance for credit losses on debt securities represents management’s best estimate of ECLs. Debt securities measured at amortized cost are presented net of the allowance for credit losses on the Interim Consolidated Balance Sheet. The allowance for credit losses on debt securities measured at FVOCI are presented on the Interim Consolidated Statement of Changes in Equity. The allowance for credit losses is increased by the provision for credit losses and decreased by write-offs net of recoveries and disposals. Each quarter, allowances are reassessed and adjusted based on any changes in management’s estimate of the ECL.

Acquired Loans

Acquired loans are initially measured at fair value, which considers incurred and expected future credit losses estimated at the acquisition date and also reflects adjustments based on the acquired loan's interest rate in comparison to current market rates. On acquisition, 12-month ECLs are recognized on the acquired loans, resulting in the carrying amount for acquired loans to be lower than fair value. When loans are acquired with evidence of incurred credit loss where it is probable at the purchase date that the Bank will be unable to collect all contractually required principal and interest payments, they are generally considered to be ACI loans, with no ECLs recognized on acquisition. Acquired performing loans are subsequently accounted for at amortized cost based on their contractual cash flows and any acquisition related discount or premium, including credit related discounts, is considered to be an adjustment to the loan yield and is recognized in interest income using EIRM over the term of the loan, or the expected life of the loan for acquired loans with revolving terms.

Acquired Credit-Impaired Loans

ACI loans are identified as impaired at acquisition based on specific risk characteristics of the loans, including past due status, performance history, and recent borrower credit scores. ACI loans are accounted for based on the present value of expected cash flows as opposed to their contractual cash flows. The Bank determines the fair value of these loans at the acquisition date by discounting expected cash flows at a discount rate that reflects factors a market participant would use when determining fair value including management assumptions relating to default rates, loss severities, the amount and timing of prepayments, and other factors that are reflective of current market conditions. With respect to certain individually significant ACI loans, accounting is applied individually at the loan level. The remaining ACI loans are aggregated provided that they are acquired in the same fiscal quarter and have common risk characteristics. Aggregated loans are accounted for as a single asset with aggregated cash flows and a single composite interest rate. Subsequent to acquisition, the Bank regularly reassesses and updates its cash flow estimates for changes to assumptions relating to default rates, loss severities, the amount and timing of prepayments, and other factors that are reflective of current market conditions. Probable decreases in expected cash flows trigger the recognition of additional impairment, which is measured based on the present value of the revised expected cash flows discounted at the loan's effective interest rate as compared to the carrying value of the loan. The ECL in excess of the initial credit related discount is recorded through the provision for credit losses. Interest income on ACI loans is calculated by multiplying the credit-adjusted effective interest rate to the amortized cost of ACI loans.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 52

Summary of impact upon adoption of IFRS 9 – Classification and measurement

The following table summarizes the classification and measurement impact as at November 1, 2017. Reclassifications represent movements of the carrying amount of financial assets and liabilities which have changed their classification. Remeasurement represents changes in the carrying amount of the financial assets and liabilities due to changes in their measurement.

FINANCIAL ASSETS
(millions of Canadian dollars)		As at			As at
		Oct. 31, 2017			Nov. 1, 2017
	IAS 39	IAS 39			IFRS 9	IFRS 9
	Measurement	Carrying	Re-	Re-	Carrying	Measurement
IAS 39	Category	Amount	classifications	measurement	Amount	Category	IFRS 9	Note
Cash and due from banks	Amortized Cost	$3,971	$–	$–	$3,971	Amortized Cost	Cash and due from banks
Interest-bearing deposits							Interest-bearing deposits
with banks	Amortized Cost	51,185	–	–	51,185	Amortized Cost	with banks
Trading loans, securities							Trading loans, securities
and other							and other
Debt securities	FVTPL	53,402	–	–	53,402	FVTPL	Debt securities
Equity securities	FVTPL	32,010	–	–	32,010	FVTPL	Equity securities
Loans	FVTPL	11,235	(86)	–	11,149	FVTPL	Loans	(1)
Commodities and other	FVTPL	7,271	–	–	7,271	FVTPL	Commodities and other
		103,918	(86)	–	103,832
							Non-trading financial assets
							at FVTPL
			3,734	–	3,734	FVTPL	Debt securities	(2)
			369	–	369	FVTPL	Debt securities	(3)
			196	68	264	FVTPL	Equity securities	(4)
			2,857	–	2,857	FVTPL	Loans	(5)
			1,917	1	1,918	FVTPL	Loans	(6)
			86	–	86	FVTPL	Loans	(1)
			44	–	44	FVTPL	Loans	(5)
			9,203	69	9,272
Derivatives	FVTPL	56,195	–	–	56,195	FVTPL	Derivatives
Financial assets designated							Financial assets designated
at FVTPL							at FVTPL
Debt securities	FVTPL	3,150	–	–	3,150	FVTPL	Debt securities	(7)
Debt securities	FVTPL	369	(369)	–	–	FVTPL	Debt securities	(3)
Debt securities	FVTPL	513	(513)	–	–	FVTPL	Debt securities	(8)
		4,032	(882)	–	3,150
Available-for-sale securities							Financial assets at FVOCI
Debt securities	FVOCI	142,927	(3,734)	–	139,193	FVOCI	Debt securities	(2)
Debt securities	FVOCI	1,197	(1,197)	–	–	FVOCI	Debt securities	(9)
Equity securities	FVOCI	2,287	(196)	–	2,091	FVOCI	Equity securities	(4)(10)
Loans	FVOCI	–	1,823	–	1,823	FVOCI	Loans	(11)
		146,411	(3,304)	–	143,107
							Debt securities at amortized cost,
Held-to-maturity securities							net of allowance for credit losses
Debt securities	Amortized Cost	71,363	–	29	71,392	Amortized Cost	Debt securities	(12)
			3,209	–	3,209	Amortized Cost	Debt securities	(13)
			1,197	(7)	1,190	Amortized Cost	Debt securities	(9)
			513	–	513	Amortized Cost	Debt securities	(8)
			(155)	8	(147)		Allowance for security losses	(14)
		71,363	4,764	30	76,157
Securities purchased under							Securities purchased under
reverse repurchase agreements							reverse repurchase agreements
Securities purchased under reverse							Securities purchased under reverse
repurchase agreements	FVTPL	1,345	653	–	1,998	FVTPL	repurchase agreements	(15)
Securities purchased under reverse							Securities purchased under reverse
repurchase agreements	Amortized Cost	133,084	(653)	–	132,431	Amortized Cost	repurchase agreements	(15)
		134,429	–	–	134,429
Loans							Loans
Residential mortgages	Amortized Cost	222,079	(2,857)	–	219,222	Amortized Cost	Residential mortgages	(5)
Consumer instalment and other personal	Amortized Cost	157,101	(44)	–	157,057	Amortized Cost	Consumer instalment and other personal	(5)
Credit card	Amortized Cost	33,007	–	–	33,007	Amortized Cost	Credit card
Business and government	Amortized Cost	199,053	(1,823)	–	197,230	Amortized Cost	Business and government	(11)
Business and government	Amortized Cost	1,925	(1,925)	–	–	Amortized Cost	Business and government	(6)
Debt securities classified as loans	Amortized Cost	3,209	(3,209)	–	–	Amortized Cost		(13)
Total Loans before allowance		616,374	(9,858)	–	606,516		Total Loans before allowance
Allowance for loan losses		(3,783)	156	152	(3,475)		Allowance for loan losses	(14)
Loans, net of allowance for							Loans, net of allowance for
loan losses		612,591	(9,702)	152	603,041		loan losses
Other							Other
Customers’ liability under acceptances	Amortized Cost	17,297	–	–	17,297	Amortized Cost	Customers’ liability under acceptances
Amounts receivable from brokers,							Amounts receivable from brokers,
dealers, and clients	Amortized Cost	29,971	–	–	29,971	Amortized Cost	dealers, and clients
Other financial assets	Amortized Cost	4,556	8	(28)	4,536	Amortized Cost	Other financial assets
		51,824	8	(28)	51,804
Total financial assets		1,235,919	1	223	1,236,143		Total financial assets
Non-financial assets		43,076	–	2	43,078		Non-financial assets	(16)
Total assets		$1,278,995	$1	$225	$1,279,221		Total assets
TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 53

FINANCIAL LIABILITIES
(millions of Canadian dollars)		As at			As at
		Oct. 31, 2017			Nov. 1, 2017
	IAS 39	IAS 39			IFRS 9	IFRS 9
	Measurement	Carrying	Re-	Re-	Carrying	Measurement
IAS 39	Category	Amount	classifications	measurement	Amount	Category	IFRS 9	Note
Trading deposits	FVTPL	$79,940	$–	$–	$79,940	FVTPL	Trading deposits
Derivatives	FVTPL	51,214	–	–	51,214	FVTPL	Derivatives
Securitization liabilities at fair value	FVTPL	12,757	–	–	12,757	FVTPL	Securitization liabilities at fair value
Deposits	Amortized Cost	832,824	–	–	832,824	Amortized Cost	Deposits
Acceptances	Amortized Cost	17,297	–	–	17,297	Amortized Cost	Acceptances
Obligations related to securities							Obligations related to securities
sold short	FVTPL	35,482	–	–	35,482	FVTPL	sold short
Obligations related to securities sold	Amortized Cost/					Amortized Cost/	Obligations related to securities sold
under repurchase agreements	FVTPL	88,591	–	–	88,591	FVTPL	under repurchase agreements
Securitization liabilities at							Securitization liabilities at
amortized cost	Amortized Cost	16,076	–	–	16,076	Amortized Cost	amortized cost
Amounts payable to brokers,							Amounts payable to brokers,
dealers, and clients	Amortized Cost	32,851	–	–	32,851	Amortized Cost	dealers, and clients
Subordinated notes and debentures	Amortized Cost	9,528	–	–	9,528	Amortized Cost	Subordinated notes and debentures
Other financial liabilities	Amortized Cost	9,934	–	250	10,184	Amortized Cost	Other financial liabilities	(14)
Total financial liabilities		1,186,494	–	250	1,186,744		Total financial liabilities
Non-financial liabilities		17,311	–	–	17,311		Non-financial liabilities
Total liabilities		1,203,805	–	250	1,204,055		Total liabilities
Retained earnings		40,489	–	53	40,542		Retained earnings
Accumulated other comprehensive							Accumulated other comprehensive
income		8,006	1	(78)	7,929		income
Other equity		26,695	–	–	26,695		Other equity
Total liabilities and equity		$1,278,995	$1	$225	$1,279,221		Total liabilities and equity
1	Certain loans that met the definition of trading under IAS 39 have been reclassified to non-trading financial assets at FVTPL, as these loans are held within a business model that is managed on a fair value basis but are not subject to active and frequent buying and selling with the objective of generating a profit from short-term fluctuations in price.
2	Certain available-for-sale (AFS) debt securities under IAS 39 are required to be measured at FVTPL under IFRS 9 as these securities do not pass the SPPI test. Previously recognized changes in fair value on these securities were reclassified to retained earnings.
3	Certain debt securities designated at FVTPL under IAS 39 are required to be measured at FVTPL under IFRS 9 as they do not pass the SPPI test.
4	Certain equity securities classified as AFS under IAS 39 have been reclassified to non-trading financial assets at FVTPL. Unrealized gains/losses on the AFS equity securities were reclassified to retained earnings. In addition, certain AFS equity securities were measured at cost under IAS 39 as they did not have a quoted market price in an active market and their fair value could not be reliably measured. Under IFRS 9, these equity securities are required to be measured at fair value as the exception under IAS 39 is no longer available. The difference between the cost and the fair value was recorded in retained earnings.
5	Certain loans are held in a business model managed on a fair value basis under IFRS 9 and are therefore reclassified to non-trading financial assets at FVTPL.
6	Certain business and government loans are required to be measured at FVTPL as they do not pass the SPPI test. The carrying value of these loans was adjusted to reflect their fair value with the difference recorded in retained earnings.
7	Certain debt securities designated at FVTPL under IAS 39 have been similarly re-designated to be measured at FVTPL to achieve a significant reduction in accounting mismatch.
8	Certain debt securities held by the Bank were designated at FVTPL under IAS 39. Under IFRS 9, the designation was revoked and these debt securities are held within a held-to-collect business model and are measured at amortized cost. Previously recognized changes in fair value of these securities were reversed through retained earnings. The fair value of these debt securities was $908 million as at January 31, 2018. Had the Bank not reclassified these debt securities to amortized cost, the change in fair value recognized in the Interim Consolidated Statement of Income would have been a decrease of $1 million during the three months ended January 31, 2018. The effective interest rate of these debt securities determined on November 1, 2017 ranged from 0.55% to 1.38% and interest income of $2 million was recognized during the three months ended January 31, 2018.
9	Certain debt securities classified as AFS under IAS 39 were held within a business model with an objective to hold assets to collect contractual cash flows. The carrying value of these debt securities as at November 1, 2017 has been adjusted to amortized cost through AOCI. The fair value of these debt securities was $1.1 billion as at January 31, 2018. Had the Bank not reclassified these debt securities to amortized cost, the change in unrealized gains (losses) on AFS securities recognized in the Interim Consolidated Statement of Comprehensive Income would have been a loss of $2 million during the three months ended January 31, 2018.
10	Certain equity securities classified as AFS under IAS 39 have been designated to be measured at FVOCI under IFRS 9. Previously recognized impairment associated with these equity securities has been reclassified from retained earnings to AOCI.
11	Certain business and government loans measured at amortized cost under IAS 39 are included in a held-to-collect-and-sell business model under IFRS 9 and are measured at FVOCI.
12	Under IAS 39, certain debt securities were reclassified out of the AFS category to HTM at their fair value as of the reclassification date. Under IFRS 9, these debt securities are held within a held-to-collect business model and are measured at amortized cost. As at November 1, 2017, the carrying amount of these debt securities was adjusted through AOCI to reflect amortized cost measurement since their inception.
13	Debt securities classified as loans have been reclassified as debt securities at amortized cost under IFRS 9.
14	Refer to the impairment allowance reconciliation for remeasurement of credit losses under IFRS 9.
15	Certain securities purchased under reverse repurchase agreements were measured at amortized cost under IAS 39. These securities are included in a held-for-sale business model with a purpose to hold these instruments for trading and are measured at FVTPL.
16	Tax impact related to the adoption of IFRS 9.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 54

Summary of Impact upon adoption of IFRS 9 – Impairment

The reconciliation of the Bank's closing allowances for credit losses in accordance with IAS 39 and provisions for loan commitments and financial guarantee contracts in accordance with IAS 37 to the Bank's opening ECL determined in accordance with IFRS 9, as at November 1, 2017 is shown in the following table:

Reconciliation of the Closing Allowance for Credit Losses under IAS 39/IAS 37 to Opening Allowance for Credit Losses under IFRS 9[1]
(millions of Canadian dollars)
	IAS 39/IAS 37 closing balance as at October 31, 2017						IFRS 9 opening balance as at November 1, 2017
				Total IAS 39/						Total IFRS 9
	Incurred but	Counterparty-	Individually	IAS 37 closing	Re-	Re-				opening
	not identified	specific	Insignificant	balance	classifications[2]	measurement[3]	Stage 1	Stage 2	Stage 3	balance
Loans
Residential mortgages	$36	$–	$42	$78	$–	$17	$24	$26	$45	$95
Consumer instalment and
other personal	689	–	147	836	–	214	529	355	166	1,050
Credit card	1,231	–	335	1,566	–	39	763	521	321	1,605
Business and government	1,526	134	29	1,689	(10)	(172)	706	627	174	1,507
Debt securities classified
as loans	20	126	–	146	(146)	–	–	–	–	–
	3,502	260	553	4,315	(156)	98	2,022	1,529	706	4,257
Acquired credit-impaired
loans	–	3	32	35	–	–	–	–	35	35
Total loans, including
off-balance sheet positions	3,502	263	585	4,350	(156)	98	2,022	1,529	741	4,292
Less: Off-balance sheet
positions[4]	567	–	–	567	–	250	488	329	–	817
Total allowance for loan
losses[5]	2,935	263	585	3,783	(156)	(152)	1,534	1,200	741	3,475
Debt securities at
amortized cost[6,7]	–	–	–	–	155	(8)	–	21	126	147
Debt securities at fair
value through other
comprehensive income	$–	$–	$–	$–	$1	$4	$3	$2	$–	$5
1	Stage 3 allowance under IFRS 9 and counterparty-specific and individually insignificant allowance under IAS 39 represent allowance for credit losses on impaired financial assets. Refer to Note 2 for further details.
2	Reclassifications represent the impact of classification and measurement changes on impairment allowances.
3	Remeasurement includes the impact of adopting the ECL model under IFRS 9, which has been recorded as an adjustment to opening retained earnings on November 1, 2017.
4	The allowance for credit losses for off-balance sheet positions is recorded in Other liabilities on the Interim Consolidated Balance Sheet.
5	Excludes allowance on securities purchased under reverse repurchase agreements, amounts receivable from brokers, dealers and clients, and other assets which are netted against the related assets. The allowance for credit losses related to customers' liability under acceptances is included in business and government.
6	Impairment allowances related to held-to-maturity securities were previously included in the allowances for business and government loans under IAS 39.
7	Previously held-to-maturity securities and debt securities classified as loans under IAS 39.

FUTURE CHANGES IN ACCOUNTING POLICIES

The following standards have been issued, but are not yet effective on the date of issuance of the Bank's Interim Consolidated Financial Statements. The Bank is currently assessing the impact of the application of these standards on the Interim Consolidated Financial Statements and will adopt these standards when they become effective.

Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15), which establishes the principles for recognizing revenue and cash flows arising from contracts with customers and prescribes the application of a five-step recognition and measurement model. The standard excludes from its scope revenue arising from items such as financial instruments, insurance contracts, and leases. In July 2015, the IASB confirmed a one-year deferral of the effective date to annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank. In April 2016, the IASB issued amendments to IFRS 15, which provided additional guidance on the identification of performance obligations, on assessing principal versus agent considerations and on licensing revenue. The amendments also provided additional transitional relief upon initial adoption of IFRS 15 and have the same effective date as the IFRS 15 standard. The Bank plans to apply the standard on a modified retrospective basis, recognizing the cumulative effect of initially applying the standard as an adjustment to the opening balance of retained earnings as of November 1, 2018. The Bank is continuing to assess the impact of the new standard on its financial statements, including the presentation of certain revenue and expense items, the timing and measurement of revenue recognition, as well as additional qualitative and quantitative disclosures. The Bank does not currently expect a significant impact as a result of adopting the new standard.

Leases

In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which will replace IAS 17, introducing a single lessee accounting model for all leases by eliminating the distinction between operating and financing leases. IFRS 16 requires lessees to recognize right-of-use assets and lease liabilities for most leases. Lessees will also recognize depreciation expense on the right-of-use asset and interest expense on the lease liability in the statement of income. Short-term leases, which are defined as those that have a lease term of 12 months or less and leases of low-value assets are exempt. Lessor accounting remains substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, which will be November 1, 2019 for the Bank, and is to be applied retrospectively. Early adoption is permitted only if aligned with or after the adoption of IFRS 15. The Bank is currently assessing the impact of adopting this standard.

Share-based Payment

In June 2016, the IASB published amendments to IFRS 2, Share-based Payment, which provide additional guidance on the classification and measurement of share-based payment transactions. The amendments clarify the accounting for cash-settled share-based payment transactions that include a performance condition, the classification of share-based payment transactions with net settlement features for withholding tax obligations, and the accounting for modifications of share-based payment transactions from cash-settled to equity-settled. The amendments to IFRS 2 are effective for annual periods beginning on or after January 1, 2018, which will be November 1, 2018 for the Bank. The Bank plans to apply the standard prospectively. The amendments to IFRS 2 are not expected to have a material impact on the Bank.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 55

Insurance Contracts

In May 2017, the IASB issued IFRS 17, Insurance Contracts (IFRS 17), which replaces the guidance in IFRS 4, Insurance Contracts and establishes a new model for recognizing insurance policy obligations, premium revenue, and claims-related expenses. IFRS 17 will be effective for the Bank's annual period beginning November 1, 2021. Early application is permitted on or before the date of initial application of IFRS 17. The Bank is currently assessing the impact of adopting this standard.

NOTE 3: SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES, AND ASSUMPTIONS

The estimates used in the Bank’s accounting policies are essential to understanding its results of operations and financial condition. Some of the Bank’s policies require subjective, complex judgments and estimates as they relate to matters that are inherently uncertain. Changes in these judgments or estimates and changes to accounting standards and policies could have a materially adverse impact on the Bank’s Interim Consolidated Financial Statements. The Bank has established procedures to ensure that accounting policies are applied consistently and that the processes for changing methodologies, determining estimates and adopting new accounting standards are well controlled and occur in an appropriate and systematic manner.

CLASSIFICATION AND MEASUREMENT OF FINANCIAL ASSETS

Business Model Assessment

The Bank determines its business models based on the objective under which its portfolios of financial assets are managed. Refer to Note 2 for details on the Bank's business models. In determining its business models, the Bank considers the following:

•	Management's intent and strategic objectives and the operation of the stated policies in practice;
•	The primary risks that affect the performance of the business model and how these risks are managed;
•	How the performance of the portfolio is evaluated and reported to management; and
•	The frequency and significance of financial asset sales in prior periods, the reasons for such sales and the expected future sales activities.

Sales in themselves do not determine the business model and are not considered in isolation. Instead, sales provide evidence about how cash flows are realized. A held-to-collect business model will be reassessed by the Bank to determine whether any sales are consistent with an objective of collecting contractual cash flows if the sales are more than insignificant in value or infrequent.

Solely Payments of Principal and Interest Test

In assessing whether contractual cash flows are SPPI, the Bank considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that they would not be consistent with a basic lending arrangement. In making the assessment, the Bank considers the primary terms as follows and assess if the contractual cash flows of the instruments continue to meet the SPPI test:

•	Performance-linked features;
•	Terms that limit the Bank's claim to cash flow from specified assets (non-recourse terms);
•	Prepayment and extension terms;
•	Leverage features; and
•	Features that modify elements of the time value of money.

IMPAIRMENT OF FINANCIAL ASSETS

Significant Increase in Credit Risk

For retail exposures, criteria for assessing significant increase in credit risk are defined at the appropriate product or portfolio level and vary based on the exposure's credit risk at origination. The criteria include relative changes in PD, absolute PD backstop, and delinquency backstop when contractual payments are more than 30 days past due. Credit risk has increased significantly since initial recognition when one of the criteria is met.

For non-retail exposures, BRR is determined on an individual borrower basis using industry and sector-specific credit risk models that are based on historical data. Current and forward-looking information that is specific to the borrower, industry, and sector is considered based on expert credit judgment. Criteria for assessing significant increase in credit risk are defined at the appropriate segmentation level and vary based on the BRR of the exposure at origination. Criteria include relative changes in BRR, absolute BRR backstop, and delinquency backstop when contractual payments are more than 30 days past due. Credit risk has increased significantly since initial recognition when one of the criteria is met.

Measurement of Expected Credit Loss

For retail exposures, ECLs are calculated as the product of PD, loss given default (LGD), and exposure at default (EAD) at each time step over the remaining expected life of the financial asset and discounted to the reporting date at the effective interest rate. PD estimates represent the point-in-time PD, updated quarterly based on the Bank's historical experience, current conditions, and relevant forward-looking expectations over the expected life of the exposure to determine the lifetime PD curve. LGD estimates are determined based on historical charge-off events and recovery payments, current information about attributes specific to the borrower, and direct costs. Expected cash flows from collateral, guarantees, and other credit enhancements are incorporated in LGD if integral to the contractual terms. Relevant macroeconomic variables are incorporated in determining expected LGD. EAD represents the expected balance at default across the remaining expected life of the exposure. EAD incorporates forward-looking expectations about repayments of drawn balances and expectations about future draws where applicable.

For non-retail exposures, ECLs are calculated based on the present value of cash shortfalls determined as the difference between contractual cash flows and expected cash flows over the remaining expected life of the financial instrument. Lifetime PD is determined by mapping the exposure’s BRR to point-in-time PD over the expected life. LGD estimates are determined by mapping the exposure’s facility risk rating (FRR) to expected LGD which takes into account facility-specific characteristics such as collateral, seniority ranking of debt, and loan structure. Relevant macroeconomic variables are incorporated in determining expected PD and LGD. Expected cash flows are determined by applying the expected LGD to the contractual cash flows to calculate cash shortfalls over the expected life of the exposure.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 56

Forward-Looking Information

In calculating the ECL, the Bank employs internally developed models that utilize parameters for PD, LGD, and EAD. Forward-looking macroeconomic factors including at the regional level are incorporated in the risk parameters as relevant. Additional risk factors that are industry or segment specific are also incorporated, where relevant. Three forward-looking macroeconomic scenarios are generated by TD Economics as part of the ECL process: A base scenario, an upside scenario, and a downside scenario. The base scenario is updated quarterly. Upside and downside scenarios are generated quarterly using realistically possible outcomes that are statistically derived relative to the base scenario based on historical distribution. TD Economics will apply judgment to recommend probability weights to each scenario on a quarterly basis. The proposed macroeconomic scenarios and probability weightings are subject to robust management review and challenge process by a cross-functional committee that includes representation from TD Economics, Risk, Finance, and Business. ECLs calculated under each of the three scenarios are applied against the respective probability weightings to determine the probability-weighted ECLs.

Expert Credit Judgment

ECLs are recognized on initial recognition of the financial assets. Allowance for credit losses represents management's best estimate of risk of default and ECLs on the financial assets, including any off-balance sheet exposures, at the balance sheet date. Management exercises expert credit judgment in assessing if an exposure has experienced significant increase in credit risk since initial recognition and in determining the amount of ECLs at each reporting date by considering reasonable and supportable information that is not already included in the quantitative models.

Management's judgment is used to determine the point within the range that is the best estimate for the qualitative component contributing to ECLs, based on an assessment of business and economic conditions, historical loss experience, loan portfolio composition, and other relevant indicators and forward-looking information that are not fully incorporated into the model calculation. Changes in these assumptions would have a direct impact on the provision for credit losses and may result in a change in the allowance for credit losses.

NOTE 4: FAIR VALUE MEASUREMENTS

There have been no significant changes to the Bank's approach and methodologies used to determine fair value measurements during the three months ended January 31, 2018. Refer to Note 5 of the Bank's 2017 Annual Consolidated Financial Statements for a description of the valuation techniques and inputs used in the fair value measurement of the Bank's financial instruments.

Carrying Value and Fair Value of Financial Instruments not carried at Fair Value

The fair values in the following table exclude the value of assets that are not financial instruments, such as land, buildings and equipment, as well as goodwill and other intangible assets, including customer relationships, which are of significant value to the Bank.

Financial Assets and Liabilities not carried at Fair Value
(millions of Canadian dollars)			As at
	January 31, 2018[1]		October 31, 2017
	Carrying	Fair	Carrying	Fair
	value	value	value	value
FINANCIAL ASSETS
Cash and due from banks	$3,896	$3,896	$3,971	$3,971
Interest-bearing deposits with banks	44,893	44,893	51,185	51,185
Debt securities at amortized cost, net of allowance for credit losses
Government and government-related securities	51,522	51,169	n/a	n/a
Other debt securities	30,173	30,096	n/a	n/a
Total debt securities at amortized cost, net of allowance for credit losses	81,695	81,265	n/a	n/a
Held-to-maturity securities
Government and government-related securities	n/a	n/a	45,623	45,708
Other debt securities	n/a	n/a	25,740	25,719
Total held-to-maturity securities	n/a	n/a	71,363	71,427
Securities purchased under reverse repurchase agreements	122,103	122,103	133,084	133,084
Loans, net of allowance for loan losses	607,129	606,108	609,529	610,491
Debt securities classified as loans	n/a	n/a	3,062	3,156
Total loans, net of allowance for loan losses	607,129	606,108	612,591	613,647
Other
Customers' liability under acceptances	14,817	14,817	17,297	17,297
Amounts receivable from brokers, dealers, and clients	22,902	22,902	29,971	29,971
Other assets	4,741	4,741	4,556	4,556
Total financial assets not carried at fair value	$902,176	$900,725	$924,018	$925,138

FINANCIAL LIABILITIES
Deposits	$813,444	$811,934	$832,824	$833,475
Acceptances	14,817	14,817	17,297	17,297
Obligations related to securities sold under repurchase agreements	81,098	81,098	86,527	86,527
Securitization liabilities at amortized cost	15,773	15,804	16,076	16,203
Amounts payable to brokers, dealers, and clients	24,996	24,996	32,851	32,851
Other liabilities	5,458	5,513	9,926	9,932
Subordinated notes and debentures	7,518	8,146	9,528	10,100
Total financial liabilities not carried at fair value	$963,104	$962,308	$1,005,029	$1,006,385
1	Balances at January 31, 2018 are prepared in accordance with IFRS 9. Prior period comparatives have not been restated. Refer to Note 2 for further details.
TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 57

Fair Value Hierarchy and Valuation of Assets and Liabilities Classified as Level 3

IFRS requires disclosure of a three-level hierarchy for fair value measurements based upon the observability of inputs to the valuation of an asset or liability as of the measurement date. Refer to Note 5 of the Bank's 2017 Annual Consolidated Financial Statements for a description of the three levels.

There have been no significant changes to these valuation techniques, unobservable inputs, and sensitivities during the three months ended January 31, 2018. The significant valuation techniques and significant unobservable inputs used in the fair value measurements of Level 3 financial assets and financial liabilities are described and quantified within the "Valuation of Assets and Liabilities Classified as Level 3" section in Note 5 of the Bank's 2017 Annual Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 58

The following table presents the levels within the fair value hierarchy for each of the assets and liabilities measured at fair value on a recurring basis as at January 31, 2018, and October 31, 2017.

Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis
(millions of Canadian dollars)								As at
			January 31, 2018[1]				October 31, 2017
	Level 1	Level 2	Level 3	Total[2]	Level 1	Level 2	Level 3	Total[2]
FINANCIAL ASSETS AND COMMODITIES
Trading loans, securities, and other[3]
Government and government-related securities
Canadian government debt
Federal	$52	$8,482	$–	$8,534	$390	$8,678	$–	$9,068
Provinces	–	7,245	–	7,245	–	6,524	–	6,524
U.S. federal, state, municipal governments,
and agencies debt	–	18,030	–	18,030	605	16,862	–	17,467
Other OECD government guaranteed debt	–	5,888	–	5,888	–	5,047	–	5,047
Mortgage-backed securities	–	1,777	–	1,777	–	1,906	–	1,906
Other debt securities
Canadian issuers	–	3,889	1	3,890	–	3,337	6	3,343
Other issuers	–	10,831	121	10,952	–	10,007	8	10,015
Equity securities
Common shares	34,719	168	–	34,887	31,921	21	–	31,942
Preferred shares	54	6	–	60	68	–	–	68
Trading loans	–	10,998	–	10,998	–	11,235	–	11,235
Commodities	9,376	208	–	9,584	7,139	132	–	7,271
Retained interests	–	30	–	30	–	32	–	32
	44,201	67,552	122	111,875	40,123	63,781	14	103,918
Non-trading financial assets at fair value
through profit or loss[4]
Securities	234	2,181	324	2,739	n/a	n/a	n/a	n/a
Loans	–	1,747	18	1,765	n/a	n/a	n/a	n/a
	234	3,928	342	4,504	n/a	n/a	n/a	n/a
Derivatives
Interest rate contracts	18	12,947	6	12,971	21	15,324	–	15,345
Foreign exchange contracts	14	44,229	2	44,245	9	37,817	1	37,827
Credit contracts	–	9	–	9	–	34	–	34
Equity contracts	–	1,278	869	2,147	–	1,303	908	2,211
Commodity contracts	125	1,051	9	1,185	96	677	5	778
	157	59,514	886	60,557	126	55,155	914	56,195
Financial assets designated at
fair value through profit or loss
Securities[3]	–	3,305	–	3,305	220	3,699	113	4,032
	–	3,305	–	3,305	220	3,699	113	4,032
Financial assets at fair value through other
comprehensive income
Government and government-related securities
Canadian government debt
Federal	–	15,427	–	15,427	n/a	n/a	n/a	n/a
Provinces	–	7,575	–	7,575	n/a	n/a	n/a	n/a
U.S. federal, state, municipal governments,
and agencies debt	–	44,781	–	44,781	n/a	n/a	n/a	n/a
Other OECD government guaranteed debt	–	19,876	193	20,069	n/a	n/a	n/a	n/a
Mortgage-backed securities	–	8,306	–	8,306	n/a	n/a	n/a	n/a
Other debt securities
Asset-backed securities	–	24,024	529	24,553	n/a	n/a	n/a	n/a
Non-agency collateralized mortgage obligation portfolio	–	493	–	493	n/a	n/a	n/a	n/a
Corporate and other debt	–	9,403	99	9,502	n/a	n/a	n/a	n/a
Equity securities[5]
Common shares[6]	295	2	1,404	1,701	n/a	n/a	n/a	n/a
Preferred shares	246	–	116	362	n/a	n/a	n/a	n/a
Loans	–	2,493	–	2,493
	541	132,380	2,341	135,262	n/a	n/a	n/a	n/a
Available-for-sale securities
Government and government-related securities
Canadian government debt
Federal	n/a	n/a	n/a	n/a	–	16,225	–	16,225
Provinces	n/a	n/a	n/a	n/a	–	7,922	–	7,922
U.S. federal, state, municipal governments,
and agencies debt	n/a	n/a	n/a	n/a	–	48,280	–	48,280
Other OECD government guaranteed debt	n/a	n/a	n/a	n/a	–	21,122	–	21,122
Mortgage-backed securities	n/a	n/a	n/a	n/a	–	8,812	–	8,812
Other debt securities
Asset-backed securities	n/a	n/a	n/a	n/a	–	29,428	553	29,981
Non-agency collateralized mortgage obligation portfolio	n/a	n/a	n/a	n/a	–	1,715	–	1,715
Corporate and other debt	n/a	n/a	n/a	n/a	–	9,768	22	9,790
Equity securities
Common shares[6,7]	n/a	n/a	n/a	n/a	341	3	1,572	1,916
Preferred shares	n/a	n/a	n/a	n/a	242	–	123	365
Debt securities reclassified from trading	n/a	n/a	n/a	n/a	–	2	275	277
	n/a	n/a	n/a	n/a	583	143,277	2,545	146,405
Securities purchased under reverse
repurchase agreements	–	2,497	–	2,497	–	1,345	–	1,345
TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 59

Fair Value Hierarchy for Assets and Liabilities Measured at Fair Value on a Recurring Basis (Continued)
(millions of Canadian dollars)								As at
			January 31, 2018[1]				October 31, 2017
	Level 1	Level 2	Level 3	Total[2]	Level 1	Level 2	Level 3	Total[2]
FINANCIAL LIABILITIES
Trading deposits	$–	$90,952	$2,875	$93,827	$–	$77,419	$2,521	$79,940
Derivatives
Interest rate contracts	11	10,809	57	10,877	15	12,730	70	12,815
Foreign exchange contracts	16	43,062	1	43,079	10	33,599	–	33,609
Credit contracts	–	398	–	398	–	356	–	356
Equity contracts	–	1,680	1,711	3,391	–	1,999	1,801	3,800
Commodity contracts	91	741	1	833	97	534	3	634
	118	56,690	1,770	58,578	122	49,218	1,874	51,214
Securitization liabilities at fair value	–	11,840	–	11,840	–	12,757	–	12,757
Other financial liabilities designated
at fair value through profit or loss	–	1	29	30	–	1	7	8
Obligations related to securities sold short[3]	1,673	35,494	–	37,167	2,068	33,414	–	35,482
Obligations related to securities sold
under repurchase agreements	–	2,850	–	2,850	–	2,064	–	2,064
1	Balances as at January 31, 2018 are prepared in accordance with IFRS 9. Prior period comparatives have not been restated. Refer to Note 2 for further details.
2	Fair value is the same as carrying value.
3	Balances reflect the reduction of securities owned (long positions) by the amount of identical securities sold but not yet purchased (short positions).
4	Refer to Note 2 for further details on financial assets that were re-classified to non-trading as a result of adoption of IFRS 9.
5	Represents equity securities at FVOCI. Refer to Note 5 for further details.
6	As at January 31, 2018, includes Federal Reserve stock and Federal Home Loan Bank stock of $1.4 billion (October 31, 2017 – $1.4 billion). These are redeemable by the issuer at cost which approximates fair value.
7	As at October 31, 2017, the carrying values of certain available-for-sale equity securities of $6 million are assumed to approximate fair value in the absence of quoted market prices in an active market and are excluded from the table above. As at January 31, 2018, these were included as FVOCI securities in the table above.

The Bank's policy is to record transfers of assets and liabilities between the different levels of the fair value hierarchy using the fair values as at the end of each reporting period. Assets are transferred between Level 1 and Level 2 depending on if there is sufficient frequency and volume in an active market.

There were no significant transfers between Level 1 and Level 2 during the three months ended January 31, 2018 and January 31, 2017.

Movements of Level 3 instruments

Significant transfers into and out of Level 3 occur mainly due to the following reasons:

•	Transfers from Level 3 to Level 2 occur when techniques used for valuing the instrument incorporate significant observable market inputs or broker-dealer quotes which were previously not observable.
•	Transfers from Level 2 to Level 3 occur when an instrument's fair value, which was previously determined using valuation techniques with significant observable market inputs, is now determined using valuation techniques with significant non-observable inputs.

Due to the unobservable nature of the inputs used to value Level 3 financial instruments there may be uncertainty about the valuation of these instruments. The fair value of Level 3 instruments may be drawn from a range of reasonably possible alternatives. In determining the appropriate levels for these unobservable inputs, parameters are chosen so that they are consistent with prevailing market evidence and management judgment.

The following tables reconcile changes in fair value of all assets and liabilities measured at fair value using significant Level 3 non-observable inputs for the three months ended January 31.

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements			Transfers		value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	January 31	instruments
	2017[1]	income[2]	in OCI[3]	Purchases	Issuances	Other[4]	Level 3	Level 3	2018	still held[5]
FINANCIAL ASSETS
Trading loans, securities,
and other
Other debt securities
Canadian issuers	$6	$–	$–	$–	$–	$(3)	$–	$(2)	$1	$–
Other issuers	8	–	–	2	–	(1)	121	(9)	121	–
	14	–	–	2	–	(4)	121	(11)	122	–
Non-trading financial
assets at fair value
through profit or loss
Securities	305	15	–	12	–	(8)	–	–	324	13
Loans	15	(3)	–	2	–	–	4	–	18	(3)
	320	12	–	14	–	(8)	4	–	342	10
Financial assets at fair value
through other
comprehensive income
Government and government-
related securities
Other OECD government
guaranteed debt	203	(7)	(3)	–	–	–	–	–	193	(3)
Other debt securities
Asset-backed securities	553	–	2	–	–	(26)	–	–	529	2
Corporate and other debt	95	–	5	–	–	(1)	–	–	99	5
Equity securities
Common shares	1,469	–	1	6	–	(72)	–	–	1,404	(2)
Preferred shares	108	–	8	–	–	–	–	–	116	8
	$2,428	$(7)	$13	$6	$–	$(99)	$–	$–	$2,341	$10
TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 60

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities (Continued)
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements			Transfers		value	losses
	as at	Included							as at	(gains) on
	November 1	in	Included				Into	Out of	January 31	instruments
	2017[1]	income[2]	in OCI[3]	Purchases	Issuances	Other[4]	Level 3	Level 3	2018	still held[5]
FINANCIAL LIABILITIES
Trading deposits[6]	$2,521	$33	$–	$(141)	$637	$(165)	$–	$(10)	$2,875	$(1)
Derivatives[7]
Interest rate contracts	70	(18)	–	–	–	(1)	–	–	51	(17)
Foreign exchange contracts	(1)	(1)	–	–	–	1	–	–	(1)	(1)
Credit contracts	–	–	–	–	–	–	–	–	–	–
Equity contracts	893	(8)	–	(19)	39	(65)	–	2	842	(1)
Commodity contracts	(2)	(7)	–	–	–	1	–	–	(8)	(6)
	960	(34)	–	(19)	39	(64)	–	2	884	(25)
Other financial liabilities
designated at fair value
through profit or loss	7	31	–	–	25	(35)	–	–	29	25
1	Balances as at November 1, 2017 are prepared in accordance with IFRS 9. Refer to Note 2 for further details.
2	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
3	Includes realized gains/losses transferred to retained earnings on disposal of equities designated at FVOCI. Refer to Note 5 for further details.
4	Consists of sales, settlements, and foreign exchange.
5	Changes in unrealized gains (losses) on financial assets at FVOCI (available-for-sale securities under IAS 39) are recognized in AOCI.
6	Issuances and repurchases of trading deposits are reported on a gross basis.
7	As at January 31, 2018, consists of derivative assets of $0.9 billion (November 1, 2017 – $0.9 billion) and derivative liabilities of $1.8 billion (November 1, 2017 – $1.9 billion), which have been netted on this table for presentation purposes only.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 61

Reconciliation of Changes in Fair Value for Level 3 Assets and Liabilities
(millions of Canadian dollars)		Total realized and								Change in
	Fair	unrealized gains							Fair	unrealized
	value	(losses)		Movements			Transfers		value	gains
	as at	Included							as at	(losses) on
	November 1	in	Included				Into	Out of	January 31	instruments
	2016	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2017	still held[3]
FINANCIAL ASSETS
Trading loans, securities,
and other
Government and government-
related securities
Canadian government debt
Federal	$34	$(3)	$–	$3	$–	$(8)	$–	$–	$26	$(3)
Other OECD government
guaranteed debt	73	3	–	13	–	(17)	–	(8)	64	(2)
Other debt securities
Canadian issuers	15	(1)	–	9	–	–	–	(2)	21	(1)
Other issuers	148	2	–	57	–	(102)	39	(16)	128	(7)
Equity securities
Common shares	65	–	–	48	–	(65)	–	–	48	–
Retained interests	31	–	–	–	–	(2)	–	–	29	–
	366	1	–	130	–	(194)	39	(26)	316	(13)
Financial assets designated
at fair value through
profit or loss
Securities	157	(3)	–	3	–	(17)	–	–	140	(6)
	157	(3)	–	3	–	(17)	–	–	140	(6)
Available-for-sale securities
Government and government-
related securities
Other OECD government
guaranteed debt	6	–	–	–	–	–	–	–	6	–
Other debt securities
Corporate and other debt	20	–	–	–	–	–	–	–	20	–
Equity securities
Common shares	1,594	6	7	23	–	(57)	–	–	1,573	7
Preferred shares	98	–	9	–	–	–	–	–	107	10
Debt securities reclassified
from trading	279	(10)	(11)	–	–	(2)	–	(1)	255	(11)
	$1,997	$(4)	$5	$23	$–	$(59)	$–	$(1)	$1,961	$6

		Total realized and								Change in
	Fair	unrealized losses							Fair	unrealized
	value	(gains)		Movements			Transfers		value	losses
	as at	Included							as at	(gains) on
	November 1	in	Included				Into	Out of	January 31	instruments
	2016	income[1]	in OCI	Purchases	Issuances	Other[2]	Level 3	Level 3	2017	still held[3]
FINANCIAL LIABILITIES
Trading deposits[4]	$2,214	$68	$–	$(351)	$426	$(125)	$33	$–	$2,265	$69
Derivatives[5]
Interest rate contracts	95	(17)	–	–	–	(1)	–	–	77	(12)
Foreign exchange contracts	(4)	1	–	–	–	–	(1)	–	(4)	–
Equity contracts	679	152	–	(21)	48	(48)	–	–	810	152
Commodity contracts	(5)	1	–	–	–	2	–	1	(1)	1
	765	137	–	(21)	48	(47)	(1)	1	882	141
Other financial liabilities
designated at fair value
through profit or loss	13	30	–	–	25	(57)	–	–	11	15
Obligations related to
securities sold short	14	–	–	(14)	–	25	–	–	25	–
1	Gains (losses) on financial assets and liabilities are recognized in Net securities gains (losses), Trading income (loss), and Other income (loss) on the Interim Consolidated Statement of Income.
2	Consists of sales, settlements, and foreign exchange.
3	Changes in unrealized gains (losses) on available-for-sale securities are recognized in AOCI.
4	Issuances and repurchases of trading deposits are reported on a gross basis.
5	As at January 31, 2017, consists of derivative assets of $0.8 billion (November 1, 2016 – $0.7 billion) and derivative liabilities of $1.7 billion (November 1, 2016 – $1.5 billion), which have been netted on this table for presentation purposes only.
TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 62

NOTE 5: SECURITIES

Unrealized Securities Gains (Losses)

The following table summarizes the unrealized gains and losses as at January 31, 2018, and October 31, 2017.

Unrealized Gains (Losses) for Securities at Fair Value Through Other Comprehensive Income (IAS 39 – Available-for-Sale Securities)
(millions of Canadian dollars)							As at
			January 31, 2018				October 31, 2017
	Cost/	Gross	Gross		Cost/	Gross	Gross
	amortized	unrealized	unrealized	Fair	amortized	unrealized	unrealized	Fair
	cost[1]	gains	(losses)	value	cost[1]	gains	(losses)	value
Securities at Fair Value Through
Other Comprehensive Income
(IAS 39 – Available-for-Sale Securities)
Government and government-related
securities
Canadian government debt
Federal	$15,392	$65	$(30)	$15,427	$16,200	$53	$(28)	$16,225
Provinces	7,491	88	(4)	7,575	7,859	66	(3)	7,922
U.S. federal, state, municipal governments, and
agencies debt	44,695	296	(210)	44,781	48,082	310	(112)	48,280
Other OECD government guaranteed debt	19,998	78	(7)	20,069	21,067	69	(14)	21,122
Mortgage-backed securities	8,237	69	–	8,306	8,757	56	(1)	8,812
	95,813	596	(251)	96,158	101,965	554	(158)	102,361
Other debt securities
Asset-backed securities	24,441	140	(28)	24,553	29,879	135	(33)	29,981
Non-agency collateralized mortgage obligation
portfolio	492	1	–	493	1,706	9	–	1,715
Corporate and other debt	9,468	69	(35)	9,502	9,753	63	(26)	9,790
	34,401	210	(63)	34,548	41,338	207	(59)	41,486
Debt securities reclassified from trading	n/a	n/a	n/a	n/a	250	27	–	277
Total debt securities	130,214	806	(314)	130,706	143,553	788	(217)	144,124
Equity securities
Common shares	1,630	104	(33)	1,701	1,821	114	(13)	1,922
Preferred shares	376	21	(35)	362	313	52	–	365
	2,006	125	(68)	2,063	2,134	166	(13)	2,287
Total securities at fair value through
other comprehensive income	$132,220	$931	$(382)	$132,769	$145,687	$954	$(230)	$146,411
1	Includes the foreign exchange translation of amortized cost balances at the period-end spot rate.

Equity Securities Designated at Fair Value Through Other Comprehensive Income

The Bank designated certain equity securities shown in the following table as equity securities at FVOCI under IFRS 9. The designation was made because the investments are held for purposes other than trading.

Equity Securities Designated at Fair Value Through Other Comprehensive Income
(millions of Canadian dollars)	As at	For the three months ended
	January 31, 2018	January 31, 2018
	Fair value	Dividend income recognized
Common shares	$1,701	$16
Preferred shares	362	4
Total	$2,063	$20

The following table presents interest income, calculated using EIRM for debt securities.

Interest Income on Debt Securities[1]
(millions of Canadian dollars)	For the three months ended
January 31, 2018
Debt securities at amortized cost	$418
Debt securities at fair value through other comprehensive income	653
1	Interest income from debt securities not measured at fair value through profit or loss for the three months ended January 31, 2017 amounted to $787 million.
TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 63

Net Securities Gains (Losses)
(millions of Canadian dollars)	For the three months ended
	January 31	January 31
	2018[1]	2017
Debt securities at fair value through other comprehensive income
Net realized gains (losses)	$3	$ n/a
Held-to-maturity securities
Net realized gains (losses)	n/a	(8)
Available-for-sale securities[2]
Net realized gains (losses)	n/a	22
Impairment (losses)	n/a	–
Total	$3	$14
1	Amounts for the three month ended January 31, 2018 are prepared in accordance with IFRS 9. Prior period comparatives have not been restated. Refer to Note 2 for further details.
2	Under IFRS 9, realized gains (losses) on equity securities at FVOCI are no longer recognized in income, rather they are recognized in Retained earnings. Prior to the adoption of IFRS 9, realized gains (losses) from available-for-sale equity securities were included in Net securities gain (loss).

Credit Quality of Debt Securities

The Bank evaluates non-retail credit risk on an individual borrower basis, using both a BRR and FRR, as detailed in shaded area of the "Managing Risk" section of the 2017 MD&A. This system is used to assess all non-retail exposures, including debt securities.

The following table provides the gross carrying amounts of debt securities measured at amortized cost and debt securities at FVOCI by internal risk ratings for credit risk management purposes, presenting separately those debt securities that are subject to Stage 1, Stage 2, and Stage 3 allowances.

Debt Securities by Risk Ratings
(millions of Canadian dollars)					As at
				January 31, 2018
	Stage 1	Stage 2		Stage 3	Total
Debt securities
Investment grade	$208,297	$–	$	n/a	$208,297
Non-Investment grade	3,381	133		n/a	3,514
Watch and classified	n/a	222		n/a	222
Default	n/a	n/a		504	504
Total debt securities	211,678	355		504	212,537
Allowance for credit losses on debt securities at amortized cost	–	20		117	137
Debt securities, net of allowance	$211,678	$335		$387	$212,400

As at January 31, 2018, the allowance for credit losses on debt securities at FVOCI was $9 million, inclusive within the FVOCI balance. For the three months ended January 31, 2018, the Bank reported nil provision for credit losses on debt securities at amortized cost and $4 million of provision for credit losses on debt securities at FVOCI.

NOTE 6: LOANS, IMPAIRED LOANS, AND ALLOWANCE FOR CREDIT LOSSES

Credit Quality of Loans

In the retail portfolio, including individuals and small businesses, the Bank manages exposures on a pooled basis, using predictive credit scoring techniques as detailed in the shaded areas of the "Managing Risk" section of the 2017 MD&A. The following table maps PD ranges to risk levels for retail exposures:

Risk Assessment	PD Segment	PD Range
Low Risk	1	0.00 to 0.15%
Normal Risk	2 3	0.16 to 0.41 0.42 to 1.10
Medium Risk	4 5	1.11 to 2.93 2.94 to 4.74
High Risk	6 7 8	4.75 to 7.59 7.60 to 18.20 18.21 to 99.99
Default	9	100.00

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 64

For non-retail exposures, each borrower is assigned a BRR that reflects the PD of the borrower using proprietary industry and sector specific risk models and expert judgement. TD's 21-point BRR scale broadly aligns to external ratings as follows:

Description	Rating Category	Standard & Poor's	Moody's Investor Services
Investment grade	0 to 1C	AAA to AA-	Aaa to Aa3
	2A to 2C	A+ to A-	A1 to A3
	3A to 3C	BBB+ to BBB-	Baa1 to Baa3
Non-investment grade	4A to 4C	BB+ to BB-	Ba1 to Ba3
	5A to 5C	B+ to B-	B1 to B3
Watch and classified	6 to 8	CCC+ to CC and below	Caa1 to Ca and below
Impaired/default	9A to 9B	Default	Default

The following table provides the gross carrying amounts of loans and credit risk exposures on loan commitments and financial guarantee contracts by internal risk ratings for credit risk management purposes, presenting separately those that are subject to Stage 1, Stage 2, and Stage 3 allowances.

Loans by Risk Ratings[1]
(millions of Canadian dollars)					As at
				January 31, 2018
	Stage 1	Stage 2		Stage 3	Total
Residential mortgages[2,3,4]
Low Risk	$161,050	$28	$	n/a	$161,078
Normal Risk	47,895	146		n/a	48,041
Medium Risk	5,226	250		n/a	5,476
High Risk	914	1,376		318	2,608
Default	n/a	n/a		403	403
Total	215,085	1,800		721	217,606
Allowance for loan losses	23	22		39	84
Loans, net of allowance	215,062	1,778		682	217,522
Consumer instalment and other personal[5]
Low Risk	81,200	993		n/a	82,193
Normal Risk	43,944	1,066		n/a	45,010
Medium Risk	20,666	1,011		n/a	21,677
High Risk	5,177	2,279		877	8,333
Default	n/a	n/a		450	450
Total	150,987	5,349		1,327	157,663
Allowance for loan losses	511	338		179	1,028
Loans, net of allowance	150,476	5,011		1,148	156,635
Credit card
Low Risk	6,212	5		n/a	6,217
Normal Risk	9,398	51		n/a	9,449
Medium Risk	11,357	213		n/a	11,570
High Risk	4,133	1,334		307	5,774
Default	n/a	n/a		124	124
Total	31,100	1,603		431	33,134
Allowance for loan losses	366	322		341	1,029
Loans, net of allowance	30,734	1,281		90	32,105
Business and government[2,3,4]
Investment grade or Low/Normal Risk	110,473	212		n/a	110,685
Non-Investment grade or Medium Risk	98,769	4,841		n/a	103,610
Watch and classified or High Risk	526	3,533		142	4,201
Default	n/a	n/a		427	427
Total	209,768	8,586		569	218,923
Allowance for loan losses	595	550		153	1,298
Loans, net of allowance	209,173	8,036		416	217,625
Total loans	606,940	17,338		3,048	627,326
Total Allowance for loan losses	1,495	1,232		712	3,439
Total loans, net of allowance	$605,445	$16,106		$2,336	$623,887

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 65

Loans by Risk Ratings[1] (continued)
(millions of Canadian dollars)							As at
						January 31, 2018
		Stage 1		Stage 2		Stage 3	Total
Off balance sheet credit instruments
Retail Exposures
Low Risk		$15,411		$176	$	n/a	$15,587
Normal Risk		3,309		69		n/a	3,378
Medium Risk		853		33		n/a	886
High Risk		112		44		n/a	156
Default		n/a		n/a		n/a	n/a
Non-Retail Exposures
Investment grade		112,827		7		n/a	112,834
Non-Investment grade		47,996		1,008		n/a	49,004
Watch and classified		2		1,221		n/a	1,223
Default		n/a		n/a		n/a	n/a
Total off balance sheet credit instruments		180,510		2,558		n/a	183,068
Allowance for off balance sheet credit instruments		463		384		n/a	847
Total off balance sheet credit instruments, net of allowance		180,047		2,174		n/a	182,221
Acquired credit-impaired loans		n/a		n/a		578	578
Allowance for loan losses		n/a		n/a		26	26
Acquired credit-impaired loans, net of allowance for loan losses	$	n/a	$	n/a		$552	$552
1	Includes loans that are measured at FVOCI and customers' liability under acceptances.
2	As at January 31, 2018, impaired loans with a balance of $138 million did not have a related allowance for loan losses. An allowance was not required for these loans as the balance relates to loans where the realizable value of the collateral exceeded the loan amount.
3	Excludes trading loans and non-trading loans at FVTPL with a fair value of $11 billion and $2 billion, respectively, as at January 31, 2018.
4	Includes insured mortgages of $103 billion as at January 31, 2018.
5	Includes Canadian government-insured real estate personal loans of $15 billion as at January 31, 2018.

The following table presents the Bank's loans, impaired loans, and related allowance for credit losses under IAS 39.

Loans, Impaired Loans, and Allowance for Loan Losses
(millions of Canadian dollars)								As at October 31, 2017
	Gross loans				Allowance for loan losses[1]
	Neither					Individually	Incurred	Total
	past due	Past due			Counter-	insignificant	but not	allowance
	nor	but not			party	impaired	identified	for loan	Net
	impaired	impaired	Impaired[2]	Total	specific	loans	loan losses	losses	loans
Residential mortgages[3,4,5]	$218,653	$2,382	$750	$221,785	$–	$42	$36	$78	$221,707
Consumer instalment and other personal[6]	149,473	6,258	1,312	157,043	–	147	656	803	156,240
Credit card	30,783	1,800	424	33,007	–	335	929	1,264	31,743
Business and government[3,4,5]	198,893	1,173	599	200,665	134	29	1,294	1,457	199,208
	$597,802	$11,613	$3,085	$612,500	$134	$553	$2,915	$3,602	$608,898
Debt securities classified as loans				3,209	126	–	20	146	3,063
Acquired credit-impaired loans				665	3	32	–	35	630
Total				$616,374	$263	$585	$2,935	$3,783	$612,591
1	Excludes allowance for off-balance sheet positions.
2	As at October 31, 2017, impaired loans exclude $0.6 billion of gross impaired debt securities classified as loans.
3	Excludes trading loans with a fair value of $11 billion as at October 31, 2017, and amortized cost of $11 billion as at October 31, 2017.
4	Includes insured mortgages of $106 billion as at October 31, 2017.
5	As at October 31, 2017, impaired loans with a balance of $99 million did not have a related allowance for loan losses. An allowance was not required for these loans as the balance relates to loans that are insured or loans where the realizable value of the collateral exceeded the loan amount.
6	Includes Canadian government-insured real estate personal loans of $16 billion as at October 31, 2017.
TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 66

The changes to the Bank's allowance for loan losses under IFRS 9, as at and for the three months ended January 31, 2018, are shown in the following tables.

Allowance for Loan Losses – Residential Mortgages
(millions of Canadian dollars)
				Acquired
				credit-impaired
	Stage 1	Stage 2	Stage 3	loans	Total
Allowance for loan losses as at November 1, 2017	$24	$26	$45	$12	$107
Provision for credit losses
Transfer to Stage 1[1]	6	(6)	–	–	–
Transfer to Stage 2	(1)	2	(1)	–	–
Transfer to Stage 3	–	(2)	2	–	–
	5	(6)	1	–	–
Net remeasurement due to transfers[2]	(4)	2	–	–	(2)
New originations or purchases[3]	4	n/a	n/a	–	4
Net repayments[4]	(1)	(1)	–	(3)	(5)
Derecognition of financial assets (excluding disposals and write-offs)[5]	–	(1)	–	–	(1)
Changes to risk, parameters, and models[6]	(5)	4	1	(2)	(2)
	(1)	(2)	2	(5)	(6)
Other changes
Disposals	–	–	–	–	–
Foreign exchange and other adjustments	–	(2)	(2)	–	(4)
Write-offs	–	–	(7)	–	(7)
Recoveries	–	–	1	–	1
	–	(2)	(8)	–	(10)
Total allowance for loan losses as at January 31, 2018	$23	$22	$39	$7	$91
1	Transfers represent stage transfer movements prior to ECLs remeasurement.
2	Represents the remeasurement between 12-month and lifetime ECLs due to stage transfers, excluding the change to risk, parameters, and models.
3	Represents the increase in the allowance resulting from loans that were newly originated, purchased, or renewed.
4	Represents the changes in the allowance related to cash flow changes associated with new draws or repayments on loans outstanding.
5	Represents the decrease in the allowance resulting from loans that were fully repaid and excludes the decrease associated with loans that were disposed or fully written off.
6	Represents the change in the allowance related to changes in risk including changes to macroeconomic factors, level of risk within a stage, associated risk, parameters, and models.

Allowance for Loan Losses – Consumer Instalment and Other Personal
(millions of Canadian dollars)
				Acquired
				credit-impaired
	Stage 1	Stage 2	Stage 3	loans	Total
Allowance for loan losses, including off-balance sheet positions,
as at November 1, 2017	$529	$355	$166	$5	$1,055
Provision for credit losses
Transfer to Stage 1[1]	69	(65)	(4)	–	–
Transfer to Stage 2	(33)	42	(9)	–	–
Transfer to Stage 3	(4)	(45)	49	–	–
	32	(68)	36	–	–
Net remeasurement due to transfers[1]	(28)	39	3	–	14
New originations or purchases[1]	70	n/a	n/a	–	70
Net draws (repayments)[1]	–	(6)	–	(2)	(8)
Derecognition of financial assets (excluding disposals and write-offs)[1]	(25)	(27)	(9)	–	(61)
Changes to risk, parameters, and models[1]	(32)	96	184	2	250
	17	34	214	–	265
Other changes
Disposals	–	–	–	–	–
Foreign exchange and other adjustments	(11)	(8)	(5)	–	(24)
Write-offs	–	–	(265)	–	(265)
Recoveries	–	–	69	–	69
	(11)	(8)	(201)	–	(220)
Balance as at January 31, 2018	535	381	179	5	1,100
Less: Allowance for off-balance sheet positions[2]	24	43	–	–	67
Total allowance for loan losses as at January 31, 2018	$511	$338	$179	$5	$1,033
1	For explanations regarding this line item, refer to the "Allowance for Loan Losses – Residential Mortgages" table in this Note.
2	The allowance for loan losses for off-balance sheet positions is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 67

Allowance for Loan Losses – Credit Card
(millions of Canadian dollars)

	Stage 1	Stage 2	Stage 3[1]	Total
Allowance for loan losses, including off-balance sheet positions,
as at November 1, 2017	$763	$521	$321	$1,605
Provision for credit losses
Transfer to Stage 1[2]	124	(114)	(10)	–
Transfer to Stage 2	(54)	72	(18)	–
Transfer to Stage 3	(16)	(109)	125	–
	54	(151)	97	–
Net re-measurement due to transfers[2]	(45)	59	30	44
New originations or purchases[2]	67	n/a	n/a	67
Net draws (repayments)[2]	71	8	(34)	45
Derecognition of financial assets (excluding disposals and write-offs)[2]	(26)	(30)	(19)	(75)
Changes to risk, parameters, and models[2]	(121)	193	271	343
	–	79	345	424
Other changes
Disposals	(4)	(3)	(1)	(8)
Foreign exchange and other adjustments	(22)	(12)	(13)	(47)
Write-offs	–	–	(372)	(372)
Recoveries	–	–	61	61
	(26)	(15)	(325)	(366)
Balance as at January 31, 2018	737	585	341	1,663
Less: Allowance for off-balance sheet positions[3]	371	263	–	634
Total allowance for loan losses as at January 31, 2018	$366	$322	$341	$1,029
1	Credit cards are considered impaired and migrate to Stage 3 when they are 90 days past due and written off at 180 days past due. Refer to Note 2 for further details.
2	For explanations regarding this line item, refer to the "Allowance for Loan Losses – Residential Mortgages" table in this Note.
3	The allowance for loan losses for off-balance sheet positions is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

Allowance for Loan Losses – Business and Government[1]
(millions of Canadian dollars)
				Acquired
				credit impaired
	Stage 1	Stage 2	Stage 3	loans	Total
Allowance for loan losses, including off-balance sheet positions,
as at November 1, 2017	$706	$627	$174	$18	$1,525
Provision for credit losses
Transfer to Stage 1[2]	28	(27)	(1)	–	–
Transfer to Stage 2	(16)	17	(1)	–	–
Transfer to Stage 3	(2)	(16)	18	–	–
	10	(26)	16	–	–
Net re-measurement due to transfers[2]	(7)	15	2	–	10
New originations or purchases[2]	86	n/a	n/a	–	86
Net draws (repayments)[2]	(1)	(10)	(9)	(2)	(22)
Derecognition of financial assets (excluding disposals and write-offs)[2]	(92)	(89)	(7)	–	(188)
Changes to risk, parameters, and models[2]	(12)	131	3	(2)	120
	(16)	21	5	(4)	6
Other changes
Disposals	–	–	(5)	–	(5)
Foreign exchange and other adjustments	(27)	(20)	(5)	(1)	(53)
Write-offs	–	–	(32)	(1)	(33)
Recoveries	–	–	16	2	18
	(27)	(20)	(26)	–	(73)
Balance as at January 31, 2018	663	628	153	14	1,458
Less: Allowance for off-balance sheet positions[3]	68	78	–	–	146
Total allowance for loan losses as at January 31, 2018	$595	$550	$153	$14	$1,312
1	Includes the allowance for credit losses related to customers’ liability under acceptances.
2	For explanations regarding this line item, refer to the "Allowance for Loan Losses – Residential Mortgages" table in this Note.
3	The allowance for loan losses for off-balance sheet positions is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

The allowance for credit losses on all remaining financial assets in the scope for IFRS 9 is not significant.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 68

The changes to the Bank's allowance for credit losses under IAS 39, as at and for the three months ended January 31, 2017, are shown in the following table.

Allowance for Credit Losses
(millions of Canadian dollars)						Foreign
	Balance as at	Provision				exchange	Balance as at
	November 1	for credit				and other	January 31
	2016	losses	Write-offs	Recoveries	Disposals	adjustments	2017
Counterparty-specific allowance
Business and government	$189	$(36)	$(8)	$16	$–	$(4)	$157
Debt securities classified as loans	206	–	(3)	–	(63)	(5)	135
Total counterparty-specific allowance excluding
acquired credit-impaired loans	395	(36)	(11)	16	(63)	(9)	292
Acquired credit-impaired loans[1]	4	(1)	–	11	–	(10)	4
Total counterparty-specific allowance	399	(37)	(11)	27	(63)	(19)	296
Collectively assessed allowance for
individually insignificant impaired loans
Residential mortgages	49	6	(10)	4	–	(2)	47
Consumer instalment and other personal	166	214	(282)	68	–	(3)	163
Credit card	290	306	(333)	56	–	(7)	312
Business and government	30	15	(23)	8	–	–	30
Total collectively assessed allowance for
individually insignificant impaired loans
excluding acquired credit-impaired loans	535	541	(648)	136	–	(12)	552
Acquired credit-impaired loans[1]	58	(2)	(1)	1	–	1	57
Total collectively assessed allowance for
individually insignificant impaired loans	593	539	(649)	137	–	(11)	609
Collectively assessed allowance for incurred
but not identified credit losses
Residential mortgages	48	(4)	–	–	–	(1)	43
Consumer instalment and other personal	685	11	–	–	–	(10)	686
Credit card	1,169	60	–	–	–	(22)	1,207
Business and government	1,424	63	–	–	–	(30)	1,457
Debt securities classified as loans	55	1	–	–	(20)	(3)	33
Total collectively assessed allowance for
incurred but not identified credit losses	3,381	131	–	–	(20)	(66)	3,426
Allowance for credit losses
Residential mortgages	97	2	(10)	4	–	(3)	90
Consumer instalment and other personal	851	225	(282)	68	–	(13)	849
Credit card	1,459	366	(333)	56	–	(29)	1,519
Business and government	1,643	42	(31)	24	–	(34)	1,644
Debt securities classified as loans	261	1	(3)	–	(83)	(8)	168
Total allowance for credit losses excluding
acquired credit-impaired loans	4,311	636	(659)	152	(83)	(87)	4,270
Acquired credit-impaired loans[1]	62	(3)	(1)	12	–	(9)	61
Total allowance for credit losses	4,373	633	(660)	164	(83)	(96)	4,331
Less: Allowance for off-balance sheet positions[2]	500	25	–	–	–	(9)	516
Allowance for loan losses	$3,873	$608	$(660)	$164	$(83)	$(87)	$3,815
1	Includes all Federal Deposit Insurance Corporation (FDIC) covered loans and other ACI loans.
2	The allowance for credit losses for off-balance sheet positions is recorded in Other liabilities on the Interim Consolidated Balance Sheet.

FORWARD-LOOKING INFORMATION

Relevant macroeconomic factors are incorporated in the risk parameters as appropriate. Additional macroeconomic factors that are industry-specific or segment-specific are also incorporated where relevant. The key macroeconomic variables that are incorporated in determining ECLs include regional unemployment rates for all retail exposures and regional housing price index for residential mortgages and home equity lines of credit. For business and government loans, the key macroeconomic variables include gross domestic product, unemployment rates, interest rates, and credit spreads. Refer to Note 2 for a discussion on how forward-looking information is considered in determining whether there has been a significant increase in credit risk and in the measurement of ECLs.

SENSITIVITY OF ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses is sensitive to the inputs used in internally developed models, macroeconomic variables in the forward-looking scenarios and respective probability weightings in determining the probability-weighted ECL, and other factors considered when applying expert credit judgment. Changes in these inputs, assumptions, models, and judgments would have a direct impact on the assessment for significant increase in credit risk and the measurement of ECLs.

FORECLOSED ASSETS

Foreclosed assets are repossessed non-financial assets where the Bank gains title, ownership, or possession of individual properties, such as real estate properties, which are managed for sale in an orderly manner with the proceeds used to reduce or repay any outstanding debt. The Bank does not generally occupy foreclosed properties for its business use. The Bank predominantly relies on third-party appraisals to determine the carrying value of foreclosed assets. Foreclosed assets held for sale were $86 million as at January 31, 2018 (October 31, 2017 – $78 million), and were recorded in Other assets on the Interim Consolidated Balance Sheet.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 69

LOANS PAST DUE BUT NOT IMPAIRED

A loan is classified as past due when a borrower has failed to make a payment by the contractual due date. The following table summarizes loans that are contractually past due but not impaired as at January 31, 2018 and October 31, 2017.

Loans Past Due but not Impaired[1,2]
(millions of Canadian dollars)								As at
	January 31, 2018				October 31, 2017
	1-30	31-60	61-89		1-30	31-60	61-89
	days	days	days	Total	days	days	days	Total
Residential mortgages	$1,482	$332	$132	$1,946	$1,852	$419	$111	$2,382
Consumer instalment and other personal	5,497	765	259	6,521	5,257	781	220	6,258
Credit card	1,277	309	197	1,783	1,278	323	199	1,800
Business and government	1,225	117	57	1,399	1,007	133	33	1,173
Total	$9,481	$1,523	$645	$11,649	$9,394	$1,656	$563	$11,613
1	Includes loans that are measured at FVOCI.
2	Balances as at January 31, 2018 exclude all ACI loans. As at October 31, 2017, the balances exclude ACI loans and debt securities classified as loans.

NOTE 7: INVESTMENT IN ASSOCIATES AND JOINT VENTURES

INVESTMENT IN TD AMERITRADE HOLDING CORPORATION

The Bank has significant influence over TD Ameritrade Holding Corporation (TD Ameritrade) and accounts for its investment in TD Ameritrade using the equity method. The Bank's equity share in TD Ameritrade's earnings, excluding dividends, is reported on a one-month lag basis. The Bank takes into account changes in the subsequent period that would significantly affect the results.

As at January 31, 2018, the Bank's reported investment in TD Ameritrade was 41.24% (October 31, 2017 – 41.27%) of the outstanding shares of TD Ameritrade with a fair value of $16 billion (US$13 billion) (October 31, 2017 – $15 billion (US$12 billion)) based on the closing price of US$55.79 (October 31, 2017 – US$49.99) on the New York Stock Exchange.

During the three months ended January 31, 2018, TD Ameritrade repurchased nil shares (for the year ended October 31, 2017 – nil shares). Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, if stock repurchases by TD Ameritrade cause the Bank's ownership percentage to exceed 45%, the Bank is required to use reasonable efforts to sell or dispose of such excess stock, subject to the Bank's commercial judgment as to the optimal timing, amount, and method of sales with a view to maximizing proceeds from such sales. However, in the event that stock repurchases by TD Ameritrade cause the Bank's ownership percentage to exceed 45%, the Bank has no absolute obligation to reduce its ownership percentage to 45%. In addition, stock repurchases by TD Ameritrade cannot result in the Bank's ownership percentage exceeding 47%.

Pursuant to the Stockholders Agreement in relation to the Bank's equity investment in TD Ameritrade, the Bank has the right to designate five of twelve members of TD Ameritrade's Board of Directors. The Bank's designated directors currently include the Bank's Group President and Chief Executive Officer and four independent directors of TD or TD's U.S. subsidiaries.

TD Ameritrade has no significant contingent liabilities to which the Bank is exposed. During the three months ended January 31, 2018 and January 31, 2017, TD Ameritrade did not experience any significant restrictions to transfer funds in the form of cash dividends, or repayment of loans or advances.

The condensed financial statements of TD Ameritrade, based on its consolidated financial statements, are included in the following tables.

Condensed Consolidated Balance Sheets[1]
(millions of Canadian dollars)		As at
	December 31	September 30
	2017	2017
Assets
Receivables from brokers, dealers, and clearing organizations	$1,588	$1,721
Receivables from clients, net	22,851	22,127
Other assets, net	24,038	25,985
Total assets	$48,477	$49,833
Liabilities
Payable to brokers, dealers, and clearing organizations	$3,769	$3,230
Payable to clients	31,102	32,391
Other liabilities	4,464	4,862
Total liabilities	39,335	40,483
Stockholders' equity[2]	9,142	9,350
Total liabilities and stockholders' equity	$48,477	$49,833
1	Customers' securities are reported on a settlement date basis whereas the Bank reports customers' securities on a trade date basis.
2	The difference between the carrying value of the Bank's investment in TD Ameritrade and the Bank's share of TD Ameritrade's stockholders' equity is comprised of goodwill, other intangibles, and the cumulative translation adjustment.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 70

Condensed Consolidated Statements of Income
(millions of Canadian dollars, except as noted)	For the three months ended
	December 31	December 31
	2017	2016
Revenues
Net interest revenue	$351	$201
Fee-based and other revenue	1,247	945
Total revenues	1,598	1,146
Operating expenses
Employee compensation and benefits	528	285
Other	643	390
Total operating expenses	1,171	675
Other expense (income)	42	19
Pre-tax income	385	452
Provision for income taxes	8	164
Net income[1,2]	$377	$288
Earnings per share – basic (Canadian dollars)	$0.66	$0.55
Earnings per share – diluted (Canadian dollars)	0.66	0.54
1	The Bank's equity share of net income of TD Ameritrade is based on the published consolidated financial statements of TD Ameritrade after converting into Canadian dollars. The Bank's equity share of net income of TD Ameritrade is also subject to adjustments relating to the amortization of certain intangibles, which are not included.
2	The Bank's equity share in TD Ameritrade earnings for the three months ended January 31, 2018 includes an estimated net favourable adjustment of $41 million (US$32 million) primarily representing the Bank's share of TD Ameritrade's remeasurement of its deferred income tax balances as a result of the reduction in the U.S. federal corporate income tax rate.

INVESTMENT IN IMMATERIAL ASSOCIATES OR JOINT VENTURES

The Bank recognized an impairment loss for the three months ended January 31, 2018 of $89 million reflecting lower future tax deductions on Low Income Housing Tax Credit investments as a result of the reduction in the U.S. federal corporate tax rate, which was recorded in other income. Refer to Note 16 for further details.

NOTE 8: GOODWILL

Goodwill by Segment
(millions of Canadian dollars)	Canadian		Wholesale
	Retail	U.S. Retail[1]	Banking	Total
Carrying amount of goodwill as at November 1, 2016	$2,337	$14,175	$150	$16,662
Additions	–	34	10	44
Foreign currency translation adjustments and other	(34)	(516)	–	(550)
Carrying amount of goodwill as at October 31, 2017[2]	2,303	13,693	160	16,156
Additions	82	–	–	82
Foreign currency translation adjustments and other	(39)	(640)	(1)	(680)
Carrying amount of goodwill as at January 31, 2018[2]	$2,346	$13,053	$159	$15,558
1	Goodwill predominantly relates to U.S. personal and commercial banking.
2	Impairment losses for the period were nil and accumulated impairment as at January 31, 2018 was nil (October 31, 2017 – nil).

NOTE 9: OTHER ASSETS

Other Assets
(millions of Canadian dollars)	As at
	January 31	October 31
	2018	2017
Accounts receivable and other items	$7,804	$7,932
Accrued interest	1,962	1,945
Current income tax receivable	628	832
Defined benefit asset	13	13
Insurance-related assets, excluding investments	1,506	1,536
Prepaid expenses	930	1,006
Total	$12,843	$13,264

NOTE 10: DEPOSITS

Demand deposits are those for which the Bank does not have the right to require notice prior to withdrawal. These deposits are in general chequing accounts.

Notice deposits are those for which the Bank can legally require notice prior to withdrawal. These deposits are in general savings accounts.

Term deposits are those payable on a fixed date of maturity purchased by customers to earn interest over a fixed period. The terms are from one day to ten years. Accrued interest on deposits, calculated using EIRM, is included in Other liabilities on the Interim Consolidated Balance Sheet. The deposits are generally term deposits, guaranteed investment certificates, senior debt, and similar instruments. The aggregate amount of term deposits in denominations of $100,000 or more as at January 31, 2018, was $267 billion (October 31, 2017 – $258 billion).

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 71

Certain deposit liabilities are classified as Trading deposits on the Interim Consolidated Balance Sheet and accounted for at fair value with the change in fair value recognized on the Interim Consolidated Statement of Income.

Deposits
(millions of Canadian dollars)							As at
							January 31	October 31
	By Type			By Country			2018	2017
	Demand	Notice	Term	Canada	United States	International	Total	Total
Personal	$13,888	$393,026	$50,417	$216,386	$240,846	$99	$457,331	$468,155
Banks[1]	7,525	45	15,389	10,994	2,118	9,847	22,959	25,887
Business and government[2]	74,963	117,921	140,270	242,258	87,179	3,717	333,154	338,782
Trading[1]	–	–	93,827	34,426	33,985	25,416	93,827	79,940
Total	$96,376	$510,992	$299,903	$504,064	$364,128	$39,079	$907,271	$912,764
Non-interest-bearing deposits
included above
In domestic offices							$39,904	$39,547
In foreign offices							49,407	52,915
Interest-bearing deposits
included above
In domestic offices							464,160	443,395
In foreign offices							350,954	371,728
U.S. federal funds deposited[1]							2,846	5,179
Total[2,3]							$907,271	$912,764
1	Includes deposits and advances with the Federal Home Loan Bank.
2	As at January 31, 2018, includes $28 billion in Deposits on the Interim Consolidated Balance Sheet relating to covered bondholders (October 31, 2017 – $29 billion) and $2 billion (October 31, 2017 – $2 billion) due to TD Capital Trust lV.
3	As at January 31, 2018, includes deposits of $503 billion (October 31, 2017 – $522 billion) denominated in U.S. dollars and $48 billion (October 31, 2017 – $44 billion) denominated in other foreign currencies.

NOTE 11: OTHER LIABILITIES

Other Liabilities[1]
(millions of Canadian dollars)	As at
	January 31	October 31
	2018	2017
Accounts payable, accrued expenses, and other items	$4,631	$4,492
Accrued interest	944	988
Accrued salaries and employee benefits	2,292	3,348
Cheques and other items in transit	2,099	2,060
Current income tax payable	37	82
Deferred tax liabilities	178	178
Defined benefit liability	2,333	2,463
Liabilities related to structured entities	5,682	5,835
Other financial liabilities designated at fair value through profit or loss	30	8
Provisions	1,295	1,016
Total	$19,521	$20,470
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

NOTE 12: SUBORDINATED NOTES AND DEBENTURES

On December 18, 2017 (the "Redemption Date"), the Bank redeemed all of its outstanding $1.8 billion 5.763% subordinated debentures due December 18, 2106, at a redemption price of 100% of the principal amount. Interest on the debentures ceased to accrue on and after the Redemption Date.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 72

NOTE 13: SHARE CAPITAL

The following table summarizes the shares issued and outstanding and treasury shares held as at January 31, 2018, and October 31, 2017.

Common Shares Issued and Outstanding and Treasury Shares Held
(millions of shares and millions of Canadian dollars)	January 31, 2018		October 31, 2017
	Number		Number
	of shares	Amount	of shares	Amount
Common Shares
Balance as at beginning of year	1,842.5	$20,931	1,857.6	$20,711
Proceeds from shares issued on exercise of stock options	1.5	72	3.0	148
Shares issued as a result of dividend reinvestment plan	1.2	91	4.9	329
Purchase of shares for cancellation	–	–	(23.0)	(257)
Balance as at end of period – common shares	1,845.2	$21,094	1,842.5	$20,931
Treasury shares – common[1]
Balance as at beginning of year	2.9	$(176)	0.4	$(31)
Purchase of shares	25.8	(1,899)	148.3	(9,654)
Sale of shares	(27.2)	1,983	(145.8)	9,509
Balance as at end of period – treasury shares – common	1.5	$(92)	2.9	$(176)
Treasury shares – preferred[1]
Balance as at beginning of year	0.3	$(7)	0.2	$(5)
Purchase of shares	1.3	(31)	7.3	(175)
Sale of shares	(1.2)	29	(7.2)	173
Balance as at end of period – treasury shares – preferred	0.4	$(9)	0.3	$(7)
1	When the Bank purchases its own shares as part of its trading business, they are classified as treasury shares and the cost of these shares is recorded as a reduction in equity.

NOTE 14: SHARE-BASED COMPENSATION

For the three months ended January 31, 2018, the Bank recognized compensation expense for stock option awards of $3.1 million (three months ended January 31, 2017 – $5.0 million). For the three months ended January 31, 2018, 1.9 million (three months ended January 31, 2017 – 2.0 million) options were granted by the Bank at a weighted-average fair value of $6.28 per option (January 31, 2017 – $5.81 per option).

The following table summarizes the assumptions used for estimating the fair value of options for the three months ended January 31.

Assumptions Used for Estimating the Fair Value of Options
(in Canadian dollars, except as noted)	For the three months ended
	January 31	January 31
	2018	2017
Risk-free interest rate	1.71%	1.24%
Expected option life	6.3 years	6.3 years
Expected volatility[1]	13.91%	14.92%
Expected dividend yield	3.50%	3.47%
Exercise price/share price	$72.64	$65.75
1	Expected volatility is calculated based on the average daily volatility measured over a historical period corresponding to the expected option life.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 73

NOTE 15: EMPLOYEE BENEFITS

The following table summarizes expenses for the Bank's principal pension and non-pension post-retirement benefit plans and the Bank's significant other pension and retirement plans, for the three months ended January 31.

Employee Benefit Plans' Expenses
(millions of Canadian dollars)			Principal non-pension
			post-retirement		Other pension and
	Principal pension plans		benefit plan		retirement plans[1]
		For the three months ended
	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31
	2018	2017	2018	2017	2018	2017
Net employee benefits expense
Service cost – benefits earned	$102	$110	$4	$4	$3	$3
Net interest cost (income) on net defined benefit liability (asset)	2	6	4	4	7	8
Past service cost (credit)	–	–	–	–	(3)	–
Defined benefit administrative expenses	2	2	–	–	1	1
Total expense	$106	$118	$8	$8	$8	$12
1	Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes. The TD Banknorth defined benefit pension plan was frozen as of December 31, 2008, and no service credits can be earned after that date. Certain TD Auto Finance defined benefit pension plans were frozen as of April 1, 2012, and no service credits can be earned after March 31, 2012.

CASH FLOWS

The following table summarizes the Bank's contributions to its principal pension and non-pension post-retirement benefit plans and the Bank's significant other pension and retirement plans during the three months ended January 31.

Plan Contributions
(millions of Canadian dollars)	For the three months ended
	January 31	January 31
	2018	2017
Principal pension plans	$119	$186
Principal non-pension post-retirement benefit plan	3	3
Other pension and retirement plans[1]	9	8
Total	$131	$197
1	Includes CT defined benefit pension plan, TD Banknorth defined benefit pension plan, certain TD Auto Finance retirement plans, and supplemental employee retirement plans. Other employee benefit plans operated by the Bank and certain of its subsidiaries are not considered material for disclosure purposes.

As at January 31, 2018, the Bank expects to contribute an additional $366 million to its principal pension plans, $13 million to its principal non-pension post-retirement benefit plan, and $29 million to its other pension and retirement plans by the end of the fiscal year. However, future contribution amounts may change upon the Bank's review of current contribution levels during fiscal 2018.

NOTE 16: INCOME TAXES

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the "U.S. Tax Act"), which makes broad and complex changes to the U.S. tax code.

The reduction of the U.S. federal corporate tax rate enacted by the U.S. Tax Act has triggered a remeasurement of the Bank’s U.S. deferred tax assets and liabilities to the lower base rate of 21%. The Bank's provisional estimate is a reduction in the value of its net deferred tax assets resulting in $427 million deferred income tax expense recorded in the Provision for (recovery of) income taxes on the Interim Consolidated Statement of Income, $22 million deferred income tax benefit recorded in OCI and $12 million deferred income tax expense recorded in retained earnings. The remeasurement of the net deferred tax assets is subject to refinement and may be prospectively adjusted during the annual period to reflect new information about facts and circumstances that existed at the date of enactment.

The Bank will continue to analyze the U.S. Tax Act to determine the full effects of the new law on the Bank's financial statements. It is possible that the impacts of the U.S. Tax Act may differ from the current assessment due to, among other things, changes in interpretations and assumptions the Bank has made, guidance that may be issued by applicable regulatory authorities, and actions the Bank may take as a result of the U.S. Tax Act or otherwise.

The impact of the U.S. Tax Act on the Bank’s statutory and effective tax rate is outlined in the following table as part of the Rate differentials on international operations.

Reconciliation to Statutory Income Tax Rate
(millions of Canadian dollars, except as noted)	For the three months ended
	January 31, 2018		January 31, 2017
Income taxes at Canadian statutory income tax rate	$861	26.5%	$798	26.5%
Increase (decrease) resulting from:
Dividends received	(80)	(2.5)	(87)	(2.9)
Rate differentials on international operations	254	7.8	(129)	(4.3)
Other – net	5	0.2	14	0.5
Provision for income taxes and effective income tax rate	$1,040	32.0%	$596	19.8%

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 74

Deferred tax assets and liabilities comprise of the following:

Deferred Tax Assets and Liabilities
(millions of Canadian dollars)	As at
	January 31	October 31
	2018	2017
Deferred tax assets
Allowance for credit losses	$591	$924
Deferred (income) expense	118	83
Trading loans	55	90
Employee benefits	637	814
Pensions	231	269
Losses available for carry forward	106	131
Tax credits	64	22
Securities	670	215
Other	107	144
Total deferred tax assets	2,579	2,692
Deferred tax liabilities
Land, buildings, equipment, and other depreciable assets	105	7
Intangibles	222	244
Goodwill	78	122
Total deferred tax liabilities	405	373
Net deferred tax assets	2,174	2,319
Reflected on the Interim Consolidated Balance Sheet as follows:
Deferred tax assets	2,352	2,497
Deferred tax liabilities[1]	178	178
Net deferred tax assets	$2,174	$2,319
1	Included in Other liabilities on the Interim Consolidated Balance Sheet.

NOTE 17: EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income attributable to common shareholders by the weighted-average number of common shares outstanding for the period.

Diluted earnings per share is calculated using the same method as basic earnings per share except that certain adjustments are made to net income attributable to common shareholders and the weighted-average number of shares outstanding for the effects of all dilutive potential common shares that are assumed to be issued by the Bank.

The following table presents the Bank's basic and diluted earnings per share for the three months ended January 31, 2018 and January 31, 2017, and the twelve months ended October 31, 2017.

Basic and Diluted Earnings Per Share
(millions of Canadian dollars, except as noted)	For the three		For the twelve
	months ended		months ended
	January 31	January 31	October 31
	2018	2017	2017
Basic earnings per share
Net income attributable to common shareholders	$2,283	$2,456	$10,203
Weighted-average number of common shares outstanding (millions)	1,841.7	1,855.8	1,850.6
Basic earnings per share (Canadian dollars)	$1.24	$1.32	$5.51
Diluted earnings per share
Net income attributable to common shareholders	$2,283	$2,456	$10,203
Net income available to common shareholders including impact of dilutive securities	2,283	2,456	10,203
Weighted-average number of common shares outstanding (millions)	1,841.7	1,855.8	1,850.6
Effect of dilutive securities
Stock options potentially exercisable (millions)[1]	4.5	4.5	4.2
Weighted-average number of common shares outstanding – diluted (millions)	1,846.2	1,860.3	1,854.8
Diluted earnings per share (Canadian dollars)[1]	$1.24	$1.32	$5.50
1	For the three months ended January 31, 2018 and the twelve months ended October 31, 2017, no outstanding options were excluded from the computation of diluted earnings per share. For the three months ended January 31, 2017, the computation of diluted earnings per share excluded weighted-average options outstanding of 996 thousand with a weighted-average exercise price of $65.75 as the option price was greater than the average market price of the Bank’s common shares.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 75

NOTE 18: CONTINGENT LIABILITIES

Other than as described below, there have been no new significant events or transactions as previously identified in Note 27 of the Bank's 2017 Annual Consolidated Financial Statements.

LITIGATION

In the ordinary course of business, the Bank and its subsidiaries are involved in various legal and regulatory actions. The Bank establishes legal provisions when it becomes probable that the Bank will incur a loss and the amount can be reliably estimated. The Bank also estimates the aggregate range of reasonably possible losses (RPL) in its legal and regulatory actions (that is, those which are neither probable nor remote), in excess of provisions. As at January 31, 2018, the Bank's RPL is from zero to approximately $562 million. The Bank's provisions and RPL represent the Bank's best estimates based upon currently available information for actions for which estimates can be made, but there are a number of factors that could cause the Bank's provisions and/or RPL to be significantly different from its actual or RPL. For example, the Bank’s estimates involve significant judgment due to the varying stages of the proceedings, the existence of multiple defendants in many proceedings whose share of liability has yet to be determined, the numerous yet-unresolved issues in many of the proceedings, some of which are beyond the Bank’s control and/or involve novel legal theories and interpretations, the attendant uncertainty of the various potential outcomes of such proceedings, and the fact that the underlying matters will change from time to time. In addition, some actions seek very large or indeterminate damages.

In management’s opinion, based on its current knowledge and after consultation with counsel, the ultimate disposition of these actions, individually or in the aggregate, will not have a material adverse effect on the consolidated financial condition or the consolidated cash flows of the Bank. However, because of the factors listed above, as well as other uncertainties inherent in litigation and regulatory matters, there is a possibility that the ultimate resolution of legal or regulatory actions may be material to the Bank’s consolidated results of operations for any particular reporting period.

Stanford Litigation – On November 21, 2017, the class plaintiffs filed a Rule 23(f) petition seeking permission to appeal the District Court’s denial of class certification to the United States Court of Appeals for the Fifth Circuit. The Bank filed an opposition to the class plaintiffs’ petition on December 4, 2017.

Overdraft Litigation – On December 5, 2017, TD Bank, N.A. was named as a defendant in a thirteenth class action complaint challenging the treatment of certain transactions as "recurring" for overdraft purposes. The United States Judicial Panel on Multidistrict Litigation has conditionally transferred this action to MDL 2613.

Credit Card Fees – The trial of the British Columbia action is scheduled to proceed in October 2019.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 76

NOTE 19: SEGMENTED INFORMATION

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking, wealth, and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and business banking operations, wealth management services, and the Bank's investment in TD Ameritrade; and Wholesale Banking. The Bank's other activities are grouped into the Corporate segment.

Upon adoption of IFRS 9, the current period provision for credit losses related to performing (Stage 1 and Stage 2) and impaired (Stage 3) financial assets, loan commitments, and financial guarantees are recorded within the respective segment. Under IAS 39, and prior to November 1, 2017, the provision for credit losses related to the collectively assessed allowance for incurred but not identified credit losses that related to Canadian Retail and Wholesale Banking segments was recorded in the Corporate segment.

The following table summarizes the segment results for the three months ended January 31.

Results by Business Segment[1]
(millions of Canadian dollars)	Canadian Retail		U.S. Retail		Wholesale Banking[2,3]		Corporate[2,3]		Total
			For the three months ended
	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Net interest income (loss)	$2,825	$2,613	$1,940	$1,839	$329	$393	$336	$296	$5,430	$5,141
Non-interest income (loss)	2,725	2,590	703	687	546	464	(44)	238	3,930	3,979
Total revenue[4]	5,550	5,203	2,643	2,526	875	857	292	534	9,360	9,120
Provision for (recovery of)
credit losses	270	269	247	257	(7)	(24)	183	131	693	633
Insurance claims and related
expenses	575	574	–	–	–	–	–	–	575	574
Non-interest expenses	2,311	2,225	1,447	1,434	511	524	577	714	4,846	4,897
Income (loss) before income taxes	2,394	2,135	949	835	371	357	(468)	(311)	3,246	3,016
Provision for (recovery of)
income taxes	637	569	103	146	93	90	207	(209)	1,040	596
Equity in net income of an
investment in TD Ameritrade	–	–	106	111	–	–	41	2	147	113
Net income (loss)	$1,757	$1,566	$952	$800	$278	$267	$(634)	$(100)	$2,353	$2,533

Total assets	$409,161	$384,182	$382,532	$380,383	$410,583	$361,872	$59,040	$60,446	$1,261,316	$1,186,883
1	The retailer program partners' share of revenues and credit losses is presented in the Corporate segment, with an offsetting amount (representing the partners' net share) recorded in Non-interest expenses, resulting in no impact to Corporate reported Net income (loss). The Net income (loss) included in the U.S. Retail segment includes only the portion of revenue and credit losses attributable to the Bank under the agreements.
2	Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB). The TEB adjustment reflected in Wholesale Banking is reversed in the Corporate segment.
3	Effective February 1, 2017, the total gains and losses as a result of changes in fair value of the credit default swap (CDS) and interest rate swap contracts hedging the reclassified financial assets at FVOCI (available-for-sale securities under IAS 39) portfolio are recorded in Wholesale Banking. Previously, these derivatives were accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives, in excess of the accrued costs were reported in Corporate Segment. Refer to Note 29 of the Bank's 2017 Annual Consolidated Financial Statements for additional details.
4	The impact from certain treasury and balance sheet management activities relating to the U.S. Retail segment is recorded in the Corporate segment.
TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 77

NOTE 20: REGULATORY CAPITAL

The Bank manages its capital under guidelines established by OSFI. The regulatory capital guidelines measure capital in relation to credit, market, and operational risks. The Bank has various capital policies, procedures, and controls which it utilizes to achieve its goals and objectives.

During the three months ended January 31, 2018, the Bank complied with the OSFI Basel III guideline related to capital ratios and the leverage ratio. Effective January 1, 2016, OSFI's target Common Equity Tier 1 (CET1), Tier 1, and Total Capital ratios for Canadian banks designated as D-SIBs includes a 1% common equity capital surcharge bringing the targets to 8%, 9.5%, and 11.5%, respectively.

The following table summarizes the Bank's regulatory capital positions as at January 31, 2018 and October 31, 2017.

Regulatory Capital Position
(millions of Canadian dollars, except as noted)	As at
	January 31	October 31
	2018	2017
Capital
Common Equity Tier 1 Capital	$46,809	$46,628
Tier 1 Capital	53,403	53,751
Total Capital	62,769	65,038
Risk-weighted assets used in the calculation of capital ratios[1]
Common Equity Tier 1 Capital	$441,273	$435,750
Tier 1 Capital	441,273	435,750
Total Capital	441,273	435,750
Capital and leverage ratios
Common Equity Tier 1 Capital ratio[1]	10.6%	10.7%
Tier 1 Capital ratio[1]	12.1	12.3
Total Capital ratio[1]	14.2	14.9
Leverage ratio	4.0	3.9
1	In accordance with the final Capital Adequacy Requirements guideline, the Credit Valuation Adjustment (CVA) capital charge is being phased in until the first quarter of 2019. Each capital ratio has its own risk-weighted assets (RWA) measure due to the OSFI prescribed scalar for inclusion of the CVA. For fiscal 2017, the scalars for inclusion of CVA for CET1, Tier 1, and Total Capital RWA were 72%, 77%, and 81%, respectively. For fiscal 2018, the corresponding scalars are 80%, 83%, and 86%, respectively. As the Bank is constrained by the Basel I regulatory floor, the RWA as it relates to the regulatory floor is calculated based on the Basel I risk weights which are the same for all capital ratios.

NOTE 21: RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the "Managing Risk" section of the MD&A relating to market, liquidity, and insurance risks are an integral part of the Interim Consolidated Financial Statements.

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 78

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

AST Trust Company (Canada)
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@astfinancial.com or www.astfinancial.com/ca.en

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar:

Computershare
P.O. Box 505000

Louisville, KY 40233, or

Computershare

462 South 4th Street, Suite 1600

Louisville, KY 40202

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: www.td.com

Email: customer.service@td.com

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on March 1, 2018. The call will be audio webcast live through TD's website at 1:30 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank's financial results for the first quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at https://www.td.com/investor-relations/ir-homepage/financial-reports/quarterly-results/qr-2018.jsp on March 1, 2018, by approximately 12 p.m. ET. A listen-only telephone line is available at 647-794-1830 or 1-800-289-0438 (toll free) and the passcode is 2355067.

The audio webcast and presentations will be archived at https://www.td.com/investor-relations/ir-homepage/financial-reports/quarterly-results/qr-2018.jsp. Replay of the teleconference will be available from 6 p.m. ET on March 1, 2018, until 6 p.m. ET on March 30, 2018, by calling 647-436-0148 or 1-888-203-1112 (toll free). The passcode is 2355067.

Annual Meeting

Thursday, March 29, 2018

Design Exchange

Toronto, Ontario

TD BANK GROUP • FIRST QUARTER 2018 • REPORT TO SHAREHOLDERS	Page 79